Filed by EigenQ Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Silicon Valley Acquisition Corp.

(Commission File No. 001-43030)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 19, 2026

Silicon Valley Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43030	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

425 Page Mill Rd., Suite 200, 2nd Floor Palo Alto, CA	94306
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 206-8315

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	SVAQU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	SVAQ	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SVAQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Background

As previously disclosed, on June 17, 2026, Silicon Valley Acquisition Corp., a Cayman Islands exempted company (“SVAQ”, and following the Business Combination Closing, “PubCo”), entered into a Business Combination Agreement (as amended by that certain Amendment No. 1, dated as of August 6, 2026, that certain Amendment No. 2, dated as of September 17, 2026, and that certain Amendment No. 3, dated as of September 26, 2026 the “Business Combination Agreement”), with SVAQ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of SVAQ (“Merger Sub”), and EigenQ, Inc., a Delaware corporation (“EigenQ” or the “Company”), pursuant to which, among other things and subject to the terms and conditions contained therein, (i) SVAQ will transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate (the “Domestication”) as a Delaware corporation prior to the consummation of the Business Combination (the “Business Combination Closing”), and (ii) Merger Sub will merge with and into the Company (the “Merger”, together with the Domestication and such other transactions contemplated under the Business Combination Agreement, collectively, the “Business Combination”), with the Company continuing as the surviving company. After giving effect to the Merger, the Company will be a wholly-owned subsidiary of SVAQ.

Subordinated Unsecured Note Financing

As previously disclosed in the Current Report on Form 8-K filed by SVAQ with the U.S. Securities and Exchange Commission (the “SEC”) on September 18, 2026 (the “Prior Report”), on September 17, 2026, SVAQ and EigenQ entered into a securities purchase agreement (the “Secured Purchase Agreement”) with an institutional investor (the “Secured Investor”), pursuant to which EigenQ issued, and subject to certain conditions will issue, senior secured notes (the “Secured EigenQ Notes”) and warrants to purchase shares of EigenQ common stock (the “Secured EigenQ Warrants”), which, upon the Business Combination Closing, will be exchanged for senior secured convertible notes of PubCo (the “Secured PubCo Notes,” and together with the Secured EigenQ Notes, the “Secured Notes”) and warrants of PubCo (the “Secured PubCo Warrants”), respectively (collectively, the “Secured Financing”). The Secured Purchase Agreement contemplates the subordinated financing described below.

On October 19, 2026, SVAQ and EigenQ entered into a securities purchase agreement (the “Unsecured Purchase Agreement”) with a special purpose investment vehicle (the “Unsecured Investor”), providing for the issuance by EigenQ of subordinated unsecured promissory notes in an aggregate original principal amount of up to $5,000,000 (the “Unsecured EigenQ Notes”) and warrants to purchase shares of EigenQ common stock (the “Unsecured EigenQ Warrants”) (collectively, the “Unsecured Financing”). Pursuant to the Unsecured Purchase Agreement, at the Initial Closing (as defined in the Unsecured Purchase Agreement), EigenQ issued to the Unsecured Investor, in respect of $2,172,000 which had been previously funded by the Unsecured Investor and without any additional cash payment by the Unsecured Investor, (i) an Unsecured EigenQ Note with an original principal amount of $2,413,333.33, reflecting an original issue discount of 10% (the “Unsecured Initial Note”), and (ii) Unsecured EigenQ Warrants to purchase 201,111 shares of EigenQ common stock at an exercise price of $12.00 per share (the “Unsecured Initial Warrants”).

Additionally, pursuant to the Unsecured Purchase Agreement, at the Additional Closing (as defined in the Unsecured Purchase Agreement), which may be scheduled at a mutually agreed time and date and is subject to certain conditions, EigenQ may issue to the Unsecured Investor (i) additional Unsecured EigenQ Notes with an aggregate original principal amount of up to $2,586,666.67, reflecting an original issue discount of 10%, for an aggregate purchase price of up to $2,328,000 and (ii) additional Unsecured EigenQ Warrants to purchase up to 215,555 shares of EigenQ common stock (equal to the original principal amount of such additional Unsecured EigenQ Notes divided by $12.00) at an exercise price of $12.00 per share. The aggregate purchase price for all Unsecured EigenQ Notes and Unsecured EigenQ Warrants issued under the Unsecured Purchase Agreement may not exceed $4,500,000 (reflecting aggregate principal amount of $5,000,000).

Upon the Business Combination Closing, (i) the Unsecured EigenQ Notes will be exchanged for subordinated unsecured convertible notes of PubCo (the “Unsecured PubCo Notes,” and together with the Unsecured EigenQ Notes, the “Unsecured Notes”), (ii) the Unsecured EigenQ Warrants will be exchanged, on a one-for-one basis, for warrants of PubCo (the “Unsecured PubCo Warrants,” and together with the Unsecured EigenQ Warrants, the “Unsecured Warrants”) and (iii) PubCo and the Unsecured Investor will enter into a registration rights agreement (the “Unsecured Registration Rights Agreement”).

Terms Substantially Similar to the Secured Financing

Except as described below, the terms of the Unsecured Purchase Agreement, the Unsecured EigenQ Notes, the Unsecured EigenQ Warrants, the Unsecured PubCo Notes, the Unsecured PubCo Warrants and the Unsecured Registration Rights Agreement are substantially similar to the terms of the Secured Purchase Agreement, the Secured EigenQ Notes, the Secured EigenQ Warrants, the Secured PubCo Notes, the Secured PubCo Warrants and the registration rights agreement entered into in connection with the Secured Financing (the “Secured Registration Rights Agreement”), respectively, as described under Item 1.01 of the Prior Report under the heading “Note Financing,” which description is incorporated herein by reference.

Without limiting the foregoing, (i) the Unsecured Notes bear interest at the same rates as the Secured Notes (8% per annum for interest paid in cash and 10% per annum for interest paid in kind); (ii) the Unsecured EigenQ Notes provide for the same 30% maturity premium and 40% event of default premium as the Secured EigenQ Notes and mature on April 15, 2027, subject to automatic extension to July 15, 2027 on substantially the same conditions as apply to the extension of the Secured EigenQ Notes; (iii) the Unsecured PubCo Notes have the same $12.00 initial conversion price, nine-month VWAP reset mechanics and $5.00 initial floor price, company optional redemption premiums, forced conversion threshold, amortization trigger, change of control and event of default redemption premiums, default interest rate and late charge as the Secured PubCo Notes; and (iv) the Unsecured Warrants have the same $12.00 exercise price, five-year term and price-based anti-dilution protection as the corresponding Secured EigenQ Warrants and Secured PubCo Warrants, with the Unsecured PubCo Warrants subject to the same $5.00 floor price.

Material Differences from the Secured Financing

The material differences between the Unsecured Financing and the Secured Financing are summarized below.

Unsecured Status. The Unsecured Notes are unsecured obligations of EigenQ and, following the Business Combination Closing, PubCo. No lien on or security interest in any assets of EigenQ, PubCo or any of their respective subsidiaries secures the Unsecured Notes, and the Unsecured Financing does not include a pledge and security agreement or any other collateral arrangement in favor of the Unsecured Investor. Accordingly, the Unsecured PubCo Notes do not include the events of default included in the Secured PubCo Notes relating to the validity, perfection or priority of any security interest or to any loss of, or damage to, collateral, and the Unsecured Investor will have no lien on, or claim against, any cash collateral securing the Secured Notes, including any cash deposited in the blocked account contemplated by the Secured Financing documents in connection with a release of the non-cash collateral securing the Secured Notes.

Subordination. The Unsecured Notes and all other obligations of EigenQ and, following the Business Combination Closing, PubCo to the Unsecured Investor under the Unsecured Financing documents (including any obligation to pay cash under the Unsecured Warrants) are expressly subordinated in right of payment, enforcement and otherwise to the Secured Notes and all other obligations under the Secured Financing documents, pursuant to a subordination agreement, dated as of October 19, 2026 (the “Subordination Agreement”), by and among the Unsecured Investor, EigenQ, an affiliate of the Secured Investor, as collateral agent for the holders of the Secured Notes (the “Secured Agent”) and SVAQ as an obligor following the Business Combination Closing. Pursuant to the Subordination Agreement, among other things, for so long as any obligations under the Secured Financing remain outstanding:

●	the Unsecured Investor may not demand or receive, and EigenQ and PubCo may not make, any payment on the Unsecured Notes (whether by payment, prepayment, setoff, lawsuit or otherwise), other than regularly scheduled payments of interest (in cash or in kind) at a time when no event of default under the Secured Financing documents has occurred and is continuing or would result therefrom, and the Unsecured Investor must turn over to the holders of the Secured Notes any other payment or distribution it receives in respect of the Unsecured Notes;

●	subject to the express conversion, warrant exercise and exchange exceptions described below, the Unsecured Investor may not exercise any remedy with respect to the Unsecured Notes or commence, prosecute or participate in any action or proceeding against EigenQ or PubCo;

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●	in any bankruptcy, insolvency or similar proceeding, the Secured Notes must be paid in full before any payment is made on the Unsecured Notes, the Unsecured Investor may not object to any debtor-in-possession financing or use of cash collateral supported by the holders of the Secured Notes and may not support a plan of reorganization except in specified circumstances, and the Unsecured Investor has granted the Secured Agent a power of attorney to file claims if the Unsecured Investor has not done so by 30 days before the claims deadline, and vote the Unsecured Investor’s claims in such proceeding;

●	the aggregate outstanding principal amount of the Unsecured Notes may not exceed $5,000,000 (exclusive of interest paid in kind at the non-default rate);

●	the Unsecured Financing documents may not be amended in a manner adverse to the holders of the Secured Notes (including any amendment that increases the principal amount or interest rate of, or shortens the maturity of, the Unsecured Notes, or imposes more burdensome conditions on EigenQ or PubCo) without the consent of the required holder of the Secured Notes;

●	the Unsecured Investor may not transfer the Unsecured Notes (including by distribution to its members or other equity holders) unless the transferee enters into a subordination agreement reasonably satisfactory to the required holder of the Secured Notes and the Secured Agent; and

●	any participation or similar right of the Unsecured Investor with respect to future financings provided by the holders of the Secured Notes or their affiliates is limited to the Unsecured Investor’s pro rata share, based on the aggregate purchase price paid under the Unsecured Purchase Agreement relative to the aggregate purchase price paid under the Unsecured Purchase Agreement and the Secured Purchase Agreement; this participation limitation survives payment in full of the Secured Notes and termination of the Subordination Agreement.

As a result, for so long as the Secured Notes remain outstanding, EigenQ and PubCo generally will not be permitted to make any payment of principal, premium or redemption amounts on the Unsecured Notes, including at maturity, upon an event of default, upon a change of control, upon the occurrence of the amortization trigger or pursuant to any holder or company optional redemption. The Subordination Agreement does not restrict the conversion of the Unsecured Notes or the exercise of the Unsecured Warrants in accordance with their terms, provided that any cash paid to the Unsecured Investor in connection with any such conversion or exercise remains subject to the Subordination Agreement.

The Subordination Agreement further provides that if the required holder of the Secured Notes grants any amendment, waiver or consent under the Secured Financing documents that makes the terms thereof more favorable or less restrictive to EigenQ or PubCo (for example, by relaxing a financial covenant, extending a cure period, reducing an interest rate, releasing collateral or waiving a default), the corresponding provisions of the Unsecured Financing documents will automatically be amended or waived in the same manner, without any action or consent of the Unsecured Investor. If the holders of the Secured Notes receive a cash fee, a reduction in conversion price, an increase in principal amount, warrants or an increase in interest rate solely as consideration for any such amendment or waiver, the Unsecured Investor will be entitled to receive its pro rata share of such consideration (or the same reduction or increase, in the case of the conversion price or interest rate), with any cash fee added to the principal amount of the Unsecured Notes rather than paid in cash.

Action Limitations. The Unsecured Purchase Agreement and the Unsecured Notes provide that, for so long as any Secured Note remains outstanding, neither the Unsecured Investor nor any other holder of the Unsecured Notes may declare, accelerate or enforce any event of default, require any redemption or payment, commence any action or proceeding to collect or enforce the Unsecured Notes, or take any other affirmative action with respect to the Unsecured Notes, unless the required holder of the Secured Notes has taken a substantially similar action with respect to the Secured Notes, and then only to substantially the same extent and subject in all respects to the Subordination Agreement (the “Action Limitations”). Any action taken in violation of the Action Limitations is null and void.

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Unsecured Registration Rights Agreement. The Unsecured Registration Rights Agreement is substantially similar to the Secured Registration Rights Agreement, but provides that any claim for payment under the Unsecured Registration Rights Agreement, including any claim for partial liquidated damages, is subject to the Subordination Agreement solely to the extent such claim constitutes subordinated indebtedness thereunder, and nothing in the Unsecured Registration Rights Agreement amends the Subordination Agreement or authorizes any payment prohibited thereby; and (ii) the Unsecured Registration Rights Agreement will be deemed amended, waived or otherwise modified, without any action or consent of the Unsecured Investor, to the extent provided in the automatic amendment provisions of the Subordination Agreement described above.

The foregoing descriptions of the Unsecured Purchase Agreement, the Unsecured EigenQ Notes, the Unsecured EigenQ Warrants, the Unsecured PubCo Notes, the Unsecured PubCo Warrants, the Unsecured Registration Rights Agreement and the Subordination Agreement are not complete and are subject to, and qualified in their entirety by reference to, the full text of the Unsecured Purchase Agreement, the form of Unsecured EigenQ Note, the form of Unsecured EigenQ Warrant, the form of Unsecured PubCo Note, the form of Unsecured PubCo Warrant, the form of Unsecured Registration Rights Agreement and the Subordination Agreement, copies of which are attached as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7, respectively, to this Current Report on Form 8-K (this “Current Report”) and are incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The disclosure set forth above under Item 1.01 with respect to the Unsecured Notes is incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sale of Equity Securities

Reference is made to the disclosure set forth under Item 1.01, which disclosure is incorporated herein by reference.

The Unsecured EigenQ Notes and Unsecured EigenQ Warrants were, and the shares issuable upon exercise of the Unsecured EigenQ Warrants will be, issued in a transaction exempt from the registration requirements under the Securities Act in reliance on the exemption provided by Section 4(a)(2) thereof and Rule 506(b) of Regulation D thereunder. If the Unsecured PubCo Notes and the Unsecured PubCo Warrants are not registered on the Registration Statement on Form S-4 in connection with the Business Combination (the “Registration Statement”), the Unsecured PubCo Notes and Unsecured PubCo Warrants, and the shares issuable upon conversion of the Unsecured PubCo Notes and exercise of the Unsecured PubCo Warrants will be issued in a transaction exempt from the registration requirements under the Securities Act in reliance on the exemption provided by Section 4(a)(2) thereof and Rule 506(b) of Regulation D thereunder. The aggregate purchase price paid by the Unsecured Investor for the Unsecured Initial Note and the Unsecured Initial Warrants was $2,172,000, reflecting the $2,413,333.33 original principal amount of the Unsecured Initial Note net of the 10% original issue discount, which amount was previously funded by the Unsecured Investor to EigenQ.

The Unsecured Investor has represented that it is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D, that each of its members and other equity owners is an accredited investor, and that it is acquiring the securities described herein for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

Additional Information and Where to Find It

The proposed Business Combination by and between EigenQ and SVAQ will be submitted to the shareholders of SVAQ for their consideration. SVAQ and EigenQ have filed the Registration Statement, which includes a preliminary proxy statement. The definitive proxy statement will be distributed to SVAQ’s shareholders in connection with SVAQ’s solicitation for proxies for the vote by SVAQ’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been declared effective by the SEC, SVAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination.

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SVAQ’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus in connection with SVAQ’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about SVAQ, EigenQ and the proposed Business Combination. This Current Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SVAQ and EigenQ may also file other documents with the SEC regarding the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by SVAQ, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Silicon Valley Acquisition Corp., 425 Page Mill Rd., Suite 200, 2nd Floor, Palo Alto, CA 94306.

Participants in the Solicitation

SVAQ, EigenQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from SVAQ’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SVAQ’s shareholders in connection with the proposed Business Combination will be set forth in SVAQ’s proxy statement/prospectus when it is filed with the SEC. You can find more information about SVAQ’s directors and executive officers in SVAQ’s 2025 Annual Report on Form 10-K filed with the SEC on March 31, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is set forth in Registration Statement, which includes the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This Current Report also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Current Report is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Current Report and exhibits attached hereto contain certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the proposed Business Combination and the parties thereto. All statements contained in this Current Report other than statements of historical fact, including, without limitation, statements regarding the proposed Business Combination between SVAQ and EigenQ; the anticipated benefits and timing of the proposed Business Combination; expected trading of the combined company’s securities on Nasdaq; the combined company’s future financial performance; the ability of the combined company to execute its business strategy, its market opportunity and positioning; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of EigenQ’s and SVAQ’s management and are not predictions of actual performance.

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These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of EigenQ and SVAQ. These forward-looking statements are subject to a number of risks and uncertainties, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against EigenQ or SVAQ, the combined company or others following the announcement of the proposed Business Combination; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of EigenQ or SVAQ or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of EigenQ as a result of the announcement and consummation of the proposed Business Combination; (7) EigenQ’s ability to scale and grow its business, and the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) the ability to implement business plans, forecasts, identify and realize additional opportunities, and other expectations; (9) political, social or economic instability in the emerging markets, including the Middle East, and other countries in which EigenQ, the post-combination company, relevant OEMs and other channel participants and customers of some or all of the foregoing operate or plan to operate; (10) risks relating to product development and commercialization timing, OEM integration, customer adoption and strategic partnerships; (11) EigenQ’s ability to maintain and recognize benefits from its existing strategic relationships; (12) costs related to the proposed Business Combination; (13) changes in applicable laws or regulations; (14) changes in government mandates, requirements and standards as they relate to quantum security and infrastructure; (15) EigenQ’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; (16) any downturn or volatility in economic conditions; (17) changes in the competitive environment affecting EigenQ or its customers, including EigenQ’s inability to introduce new products or technologies; (18) the impact of pricing pressure and erosion; (19) supply chain risks; (20) risks to EigenQ’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against EigenQ; (21) the possibility that EigenQ or SVAQ may be adversely affected by other economic, business and/or competitive factors; (22) EigenQ’s estimates of its financial performance; (23) the potential dilution to the holders of EigenQ’s and SVAQ’s securities resulting from the issuance of the securities contemplated by the Secured Financing and Unsecured Financing; (24) risks relating to the granting of security interests in EigenQ’s (and after the Business Combination Closing, PubCo’s) assets, the potential enforcement of such security interests in the event of a default or other event of enforcement, the potential loss of assets securing such obligations, and the resulting adverse effects on EigenQ or PubCo; (25) risks relating to the applicable covenants and other requirements under the Secured Purchase Agreement, the Unsecured Purchase Agreement, the Secured Notes or the Unsecured Notes, and the consequences of any default or failure to comply therewith; (26) risks relating to the unsecured and subordinated status of the Unsecured Notes, including the restrictions on payments and enforcement under the Subordination Agreement; (27) risks related to the fact that SVAQ is incorporated in the Cayman Islands and governed by Cayman Islands law; and those factors discussed in the Registration Statement, SVAQ’s Annual Report on Form 10-K for the period ended December 31, 2025, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, in each case, under the heading “Risk Factors,” and subsequent Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus, or other documents that will be filed with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither EigenQ nor SVAQ presently knows or that EigenQ and SVAQ currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EigenQ’s and SVAQ’s expectations, plans or forecasts of future events and views as of the date of this Current Report. EigenQ and SVAQ anticipate that subsequent events and developments will cause EigenQ’s and SVAQ’s assessments to change. However, while EigenQ and SVAQ may elect to update these forward-looking statements at some point in the future, EigenQ and SVAQ specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing EigenQ’s and SVAQ’s assessments as of any date after the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description
10.1*†	Securities Purchase Agreement, dated October 19, 2026, by and among EigenQ, Inc., Registrant and the Unsecured Investor.
10.2†	Form of Unsecured EigenQ Note.
10.3†	Form of Unsecured EigenQ Warrant.
10.4	Form of Unsecured PubCo Note.
10.5	Form of Unsecured PubCo Warrant.
10.6	Form of Unsecured Registration Rights Agreement, by and between EigenQ Holdings, Inc. and the Unsecured Investor.
10.7*†	Subordination Agreement, dated October 19, 2026, by and among the Unsecured Investor, EigenQ, Inc. the Secured Agent, and SVAQ (as an obligor from and after the Business Combination Closing).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.
†	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 21, 2026	SILICON VALLEY ACQUISITION CORP.

	By:	/s/ Dan Nash
	Name:	Dan Nash
	Title:	Chief Executive Officer

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Exhibit 10.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of October 19, 2026, is by and among EigenQ, Inc., a Delaware corporation with offices located at 701 Brazos Street, Suite 1600 Austin, TX 78701 (the “Company” or “EigenQ”), Silicon Valley Acquisition Corp., a Cayman Islands exempted company (“SVAQ”, and after the Business Combination Closing (as defined below), “PubCo” or “Successor Public Company” and after the Business Combination Closing (as defined below), all references to “Company” herein shall also be deemed to include PubCo mutatis mutandis), and [●], a Delaware limited liability company (the “Buyer” or the “SPV”). The parties agree that if the Business Combination Closing does not occur for any reason, SVAQ will have no obligations or liabilities under this Agreement of any kind whatsoever from and after the termination of the Business Combination.

RECITALS

A. On June 17, 2026, the Company entered into that certain Business Combination Agreement (as in effect as of the date hereof, the “Business Combination Agreement”), with PubCo and SVAQ Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of PubCo (“Merger Sub”, and together with PubCo and the Company, each a “BC Party”, and together with their subsidiaries, the “BC Parties”), pursuant to which, among other things, (i) PubCo will transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation (the “Domestication”), and (ii) following the Domestication, Merger Sub shall merge with and into the Company and, at the closing thereof (the “Business Combination Closing”, and such date, the “Business Combination Closing Date”), the Company, as the surviving entity, shall be a wholly-owned subsidiary of PubCo (the “Business Combination”). In connection with the Business Combination, PubCo will file a registration statement on Form S-4 (as amended or supplemented from time to time, the “Business Combination Registration Statement”).

B. The Company and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506(b) of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act.

C. On July 16, 2026, the Company and the Buyer entered into that certain Investment Framework Agreement (the “Framework Agreement”), pursuant to which investors that qualify as “accredited investors” subscribed for interests in the Buyer and the Buyer caused cash subscription proceeds to be released to the Company for the purpose of acquiring, for the benefit of such investors, Company securities on the terms described therein.

D. The Company has authorized the issuance of subordinated unsecured notes, in the aggregate original principal amount of up to $5,000,000, substantially in the form attached hereto as Exhibit A (the “Notes”), of which (i) Initial Notes in the original principal amount of $2,413,333.33 shall be issued at the Initial Closing (the “Initial Closing”, and such notes, the “Initial Notes”) in respect of $2,172,000 previously funded by the Buyer pursuant to the Framework Agreement (the “Funded Amount”) and (ii) additional Notes in aggregate original principal amount of up to $2,586,666.67 (the “Remaining Amount”) shall be issued at the Additional Closing (the “Additional Notes”). The Company will also issue the Initial Warrants (as defined below) at the Initial Closing.

E. The Buyer wishes to purchase, and the Company wishes to sell, at the Initial Closing (as defined below), upon the terms and conditions stated in this Agreement, the Initial Notes in the aggregate original principal amount of $2,413,333.33.

F. Subject to the terms and conditions set forth in this Agreement, at a time and pace mutually acceptable to the Company and the Buyer, the Company and the Buyer shall consummate the Additional Closing (the “Additional Closing” and together with the Initial Closing, the “Closings”) to occur as set forth in Section 1(b)(ii), at which the Company shall issue and sell to the Buyer, and the Buyer shall purchase from the Company, (i) Additional Notes with an original principal amount up to the Remaining Amount (reflecting an original issue discount of 10%) and (ii) Warrants to initially acquire up to such aggregate number of shares of Common Stock resulting from the quotient of (x) the original principal amount of the Additional Notes divided by (y) $12.00, rounded down to the nearest whole share, substantially in the form attached hereto as Exhibit B (collectively with the Initial Warrants, the “Warrants”) (the shares of Common Stock issuable upon exercise of the Warrants, the “Warrant Shares”).

G. The Notes, the Warrants, the Warrant Shares and, following the Business Combination Closing Date, the Conversion Shares (as defined below) are collectively referred to herein as the “Securities.”

H. The Notes will be unsecured obligations of the Company and will be expressly subordinated in right of payment, enforcement and otherwise to the senior secured notes issued by the Company pursuant to the Anchor Purchase Agreement (as defined below) and the obligations arising thereunder, in each case pursuant to the Subordination Agreement (as defined below). No security interest in, or lien on, any assets of the Company, PubCo or any of their respective Subsidiaries will secure the Note.

I. Immediately following the Additional Closing and upon the consummation of the Business Combination, (i) each Note will be exchanged for a subordinated unsecured convertible note of PubCo in the form of Exhibit A attached to such Note (each, a “PubCo Note”, and from and after the Business Combination Closing, all references to any “Note” or the “Notes” in this Agreement shall be deemed to refer to the PubCo Note or PubCo Notes, as applicable), which shall be convertible into the shares of common stock of PubCo (the “Conversion Shares”), (ii) each Warrant will be exchanged for a warrant of PubCo in the form of Exhibit A attached to such Warrant, on a one-for-one basis (each, a “PubCo Warrant”, and from and after the Business Combination Closing, all references to any “Warrant” or the “Warrants” in this Agreement shall be deemed to refer to the applicable PubCo Warrant or PubCo Warrants, as applicable), and (iii) PubCo and the Buyer will execute and deliver a Registration Rights Agreement in the form attached hereto as Exhibit C (the “Registration Rights Agreement”).

J. The Company and PubCo shall use their reasonable best efforts to include the issuance of the shares of Common Stock underlying the Notes and Warrants, in the Business Combination Registration Statement such that 200% of the shares underlying the Notes and Warrants issued by PubCo pursuant to this Agreement are registered and freely tradable without restriction following the Business Combination Closing; provided that, (i) in calculating the number of shares underlying the Notes and the Warrants, the Company shall use a $5.00 price for the Exercise Price and Conversion Price, respectively and (ii) for purposes of calculating the number of shares underlying the Notes, the Company shall utilize the principal amount of the Notes.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	PURCHASE AND SALE OF NOTES AND WARRANTS.

(a) Purchase of Notes and Warrants.

(i) Purchase of Initial Notes and Initial Warrants. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(a) and 7(a) below, the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company on the Initial Closing Date (as defined below) (A) an Initial Note in the original principal amount of $2,413,333.33 and (B) Warrants to initially acquire up to 201,111 Warrant Shares (the “Initial Warrants”).

(ii) Purchase of Additional Notes and Warrants. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(b) and 7(b) below, the Company shall issue and sell to the Buyer, and the Buyer shall purchase from the Company on the Additional Closing Date (as defined below), (A) Additional Notes in an original principal amount up to $2,586,666.67 and (B) Warrants to initially acquire up to 215,555 Warrant Shares.

(b) Closings. The Initial Closing and the Additional Closing of the purchase of Notes and Warrants by the Buyer shall occur remotely via the exchange of documents and signatures, as set forth in this Agreement, or at such time as is mutually agreed upon in writing by the Company and the Buyer.

(i) Initial Closing. The date and time of the Initial Closing (the “Initial Closing Date”) shall be 10:00 a.m., New York time, on the first (1st) Business Day on which the conditions to the Initial Closing set forth in Sections 6(a) and 7(a) below are satisfied or waived (or such other date as is mutually agreed to in writing by the Company and the Buyer). As used herein “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(ii) Additional Closing.

(1) Additional Closing Date. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(b) and 7(b) below (the “Additional Closing Conditions”), the Additional Closing shall occur at a time and date to be agreed upon by the Buyer and the Company (the “Additional Closing Date,” and the Initial Closing Date and the Additional Closing Date, each, a “Closing Date”).

(2) Additional Closing Mechanics. The Company shall provide the Buyer with written notice of the anticipated Additional Closing Date not less than two (2) Business Days prior to such date (the “Additional Closing Notice”). Upon delivery of the Additional Closing Notice, the Company and the Buyer shall take all actions necessary to consummate the Additional Closing in accordance with the terms of this Agreement, including the delivery of all applicable closing deliverables set forth in Sections 6(b) and 7(b) hereof.

(3) Purchase Price. The aggregate purchase price for the Initial Notes and the Initial Warrants to be purchased by the Buyer is $2,172,000 (the “Initial Purchase Price”). The Buyer has previously delivered the Initial Purchase Price to the Company pursuant to the Framework Agreement, representing $900 for each $1,000 of principal amount of the Initial Note (reflecting an original issue discount of 10%), and no additional cash payment shall be required from the Buyer at the Initial Closing. The aggregate purchase price for the Additional Notes and the Warrants to be purchased by the Buyer at the Additional Closing (the “Additional Purchase Price,” and together with the Initial Purchase Price, the “Purchase Price”) shall be $900 for each $1,000 of aggregate principal amount of the Additional Notes to be issued at the Additional Closing (reflecting an original issue discount of 10%). The Additional Purchase Price shall not exceed $2,328,000. The aggregate Purchase Price shall not exceed $4,500,000. The Buyer and the Company agree that the Notes and the Warrants constitute an “investment unit” for purposes of Section 1273(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”). The Buyer and the Company mutually agree that the allocation of the issue price of such investment unit between the Notes and the Warrants in accordance with Section 1273(c)(2) of the Code and Treasury Regulation Section 1.1273-2(h) shall be an allocation that the parties shall agree prior to the time of filing of any tax returns with respect thereto, and neither the Buyer nor the Company shall take any position inconsistent with such allocation in any tax return or in any judicial or administrative proceeding in respect of taxes.

(c) Form of Payment.

(i) Initial Closing. At the Initial Closing, the Company shall deliver to the Buyer the Initial Notes and Initial Warrants, in each case duly executed on behalf of the Company and registered in the name of the Buyer or its designee.

(ii) Additional Closing. At the Additional Closing, (i) the Buyer shall pay the Additional Purchase Price to the Company for the Additional Notes and Warrants to be issued and sold to the Buyer at such Additional Closing, by wire transfer of immediately available funds in accordance with the applicable Additional Flow of Funds Letter (as defined below), and (ii) the Company shall deliver to the Buyer (A) the Additional Notes in the aggregate original principal amount resulting from the quotient of (x) the Additional Purchase Price divided by (y) 0.9 and (B) Warrants to initially acquire up to such aggregate number of Warrant Shares resulting from the quotient of (x) the aggregate original principal amount of such Additional Notes divided by (y) $12.00, rounded down to the nearest whole share, in each case duly executed on behalf of the Company and registered in the name of the Buyer or its designee.

(d) Business Combination Registration Statement. The Company and PubCo shall use their reasonable best efforts to include the issuance of the shares of PubCo Common Stock underlying the Notes and Warrants, in the Business Combination Registration Statement such that 200% of the shares of PubCo Common Stock underlying the Notes and Warrants issued by PubCo pursuant to this Agreement are registered and freely tradable without restriction following the Business Combination Closing; provided that, (i) in calculating the number of shares underlying the Notes and the Warrants, the Company shall use a $5.00 price for the Exercise Price and Conversion Price, respectively and (ii) for purposes of calculating the number of shares underlying the Notes, the Company shall utilize the principal amount of the Notes.

2.	BUYER’S REPRESENTATIONS AND WARRANTIES.

The Buyer represents and warrants to the Company, with respect to only itself, that as of the date hereof and as of each Closing Date:

(a) Organization; Authority. The Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents (as defined below) to which it is a party and otherwise to carry out its obligations hereunder and thereunder.

(b) No Public Sale or Distribution. At each Closing, the Buyer (i) is acquiring its Notes and the Warrants and (ii) upon exercise of its Warrants will acquire the Warrant Shares issuable upon exercise thereof, in each case, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws; provided, however, by making the representations herein, the Buyer does not agree, or make any representation or warranty, to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with applicable securities laws. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities in violation of applicable securities laws. For purposes of this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any Governmental Entity or any department or agency thereof.

(c) Accredited Investor Status. At the time the Buyer was offered the Securities, it was, and as of the date hereof, the Buyer is (i) an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the 1933 Act) as indicated in the questionnaire attached as Exhibit E hereto, and (ii) is acquiring its entire beneficial ownership interest in the Securities for its own account and for the benefit of its members, and not for the account of others (or if it is subscribing for the Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, and the Buyer has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgments, representations, warranties and agreements made in any purchase agreement on behalf of each owner of each such account) for investment purposes only and not with a view to any distribution of the Securities in any manner that would violate the securities laws of the United States or any other jurisdiction (it being understood that the foregoing representation shall not be construed to limit the Buyer’s ability to resell any Securities in accordance with applicable securities laws). The Buyer acknowledges that it is an entity formed for the specific purpose of acquiring the Securities and, accordingly, that its status as an accredited investor is determined under Rule 501(a)(8) by reference to its equity owners. Such Purchaser represents that each of its members and other equity owners is an accredited investor within the meaning of Rule 501(a), and that it has taken reasonable steps to verify the same in accordance with its subscription documents and the requirements of the placement platform. Each member of the Buyer is an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the 1933 Act).

(d) Reliance on Exemptions. The Buyer understands that the Securities are being offered and sold to it at the Initial Closing and the Additional Closing in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

(e) Transfer or Resale. The Buyer understands that the Securities have not been registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder (including pursuant to the Business Combination Registration Statement or the Registration Rights Agreement) or (B) pursuant to an exemption from the registration requirements of the 1933 Act. Notwithstanding the foregoing, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement with the Buyer’s broker-dealer secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, this Section 2(e).

(f) Validity; Enforcement. This Agreement and the Transaction Documents to which the Buyer is a party have been duly and validly authorized, executed and delivered on behalf of the Buyer and shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(g) No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the Transaction Documents to which the Buyer is a party and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer, or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the ability of the Buyer to perform its obligations hereunder.

(h) Foreign Person. If the Buyer is not a United States person (as defined by Section 7701(a)(30) of the Code), the Buyer hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Buyer’s subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Buyer’s jurisdiction.

(i) OFAC. Neither the Buyer nor any of its affiliates, officers, directors, managers, managing members, general partners or any other Person acting in a similar capacity or carrying out a similar function is (i) a Person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom (collectively, “Sanctions Lists”), (iii) organized, incorporated, established, located, or resident in, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (iv) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable Sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (iv), except in each case as permitted under Sanctions laws; or (v) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, (i) through (v), a “Prohibited Investor”). The Buyer agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that the Buyer is permitted to do so under applicable law. The Buyer represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Buyer maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. The Buyer also represents that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. The Buyer further represents and warrants that (i) none of the funds held by the Buyer and used to purchase the Securities are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank; and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by the Buyer and used to purchase the Securities were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(j) General Solicitation. The Buyer became aware of this offering of the Securities solely by means of direct contact between the Buyer and the Company or its affiliates, by means of direct contact between the Buyer or its affiliates or by means of contact from the Placement Agent (as defined below), and Securities were offered to such Buyer solely by direct contact between the Buyer and the Company or its affiliates. The Buyer did not become aware of this offering of the Securities, nor were the Securities offered to the Buyer, by any other means. Neither the Buyer nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder, (a) engaged in any general solicitation or (b) published any advertisement in connection with the offer and sale of the Securities.

(k) Sufficient Funds. The Buyer will have sufficient funds to pay the Additional Purchase Price pursuant to this Agreement and any expenses incurred by the Buyer in connection with the transactions contemplated by or in connection with the Transaction Documents; and has the resources and capabilities (financial or otherwise) to perform its obligations under the Transaction Documents.

(l) Residence. The office or offices of the Buyer in which it has its principal place of business is identified in the address or addresses of the Buyer set forth on the Buyer’s signature page.

(m) ERISA. The Buyer’s acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), section 4975 of the Code, or any applicable similar law.

(n) Purchase of Securities. The Buyer understands and agrees that it is purchasing the Securities directly from the Company. The Buyer further acknowledges that there have not been, and the Buyer hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to the Buyer by the Company or any of its affiliates or any of its control persons, officers, directors, employees, partners, agents or representatives, or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in the Transaction Documents. The Buyer agrees that no Person shall be liable to the Buyer pursuant to this Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities.

(o) No Other Representations or Warranties. Except for the representations and warranties contained in the Transaction Documents and in Section 3 of this Agreement (as modified by the Disclosure Schedule), neither the Company nor any Person on behalf of the Company, has made, and the Buyer has not relied on, any other representation and warranty, express or implied, relating to the Company, its Subsidiaries, the business of the Company and its Subsidiaries or otherwise in connection with the transactions contemplated by this Agreement or the results of operations or financial condition of the Company, including any representations or warranties as to the future sales, revenue, profitability or success of the business, or any representations or warranties arising from statute or otherwise, from a course of dealing or usage of trade. The Buyer acknowledges that it is not relying on any representation, warranty or other statement of the Company other than as expressly set forth in the Transaction Documents.

3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to the Buyer that, except (i) as set forth in any reports to be filed by SVAQ prior to the date of this Agreement with the SEC (collectively, such reports filed prior to the date hereof, the “SEC Documents”), or (ii) as set forth on the Disclosure Schedule attached as Exhibit D to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and correct as of the date hereof and as of each Closing Date. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections in this Section 3 and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Section 3 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to the other sections.

(a) Organization and Qualification. The Company is an entity duly organized and validly existing and in good standing under the laws of Delaware, and has the requisite power and authority to own its properties and to carry on its business as now being conducted and as presently proposed to be conducted. The Company is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect (as defined below). As used in this Agreement, “Material Adverse Effect” means any material adverse effect on (i) the business, properties, assets, liabilities, operations (including results thereof), or condition (financial or otherwise) of the Company or any Subsidiary, individually or taken as a whole, (ii) the transactions contemplated hereby or in any of the other Transaction Documents or any other agreements or instruments to be entered into in connection herewith or therewith, or (iii) the authority or ability of the Company or any of its Subsidiaries to perform any of their respective obligations under any of the Transaction Documents (as defined below). As of the date hereof, the Company has no Subsidiaries. “Subsidiaries” means any Person in which the Company, directly or indirectly, (I) owns any of the outstanding capital stock or holds any equity or similar interest of such Person or (II) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a “Subsidiary.”

(b) Authorization; Enforcement; Validity. The Company (i) is validly existing and in good standing under the laws of the jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and has the requisite power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Securities in accordance with the terms hereof and thereof, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification. Each Subsidiary is (i) a corporation, limited liability company or other entity duly formed, is validly existing and in good standing under the laws of the jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted, (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, and (iv) has the requisite power and authority to enter into and perform its obligations under the Transaction Documents to which it is a party. The execution and delivery of this Agreement and the other Transaction Documents by the Company and its Subsidiaries, and the consummation by the Company and its Subsidiaries of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes and the reservation for issuance and issuance of the Conversion Shares issuable upon conversion of the Notes as of the applicable Closing and the issuance of the Warrants and the reservation for issuance and issuance of the Warrant Shares issuable upon exercise of the Warrants as of the applicable Closing Date) have been duly authorized by the Company’s board of directors (the “Board of Directors”) and each of its Subsidiaries’ board of directors or other governing body, as applicable, and (other than the inclusion of the Securities in the Business Combination Registration Statement, the filing with the SEC of one or more registration statements in accordance with the requirements of the Registration Rights Agreement, a Form D with the SEC and any filing(s) required by applicable state “Blue Sky” securities laws, rules and regulations (together the “Securities Filings”)) no further filing, consent or authorization is required by the Company, its Subsidiaries, their respective boards of directors or their stockholders or other governing body. This Agreement has been, and as of each applicable Closing, the other Transaction Documents to which the Company is a party will be duly executed and delivered by the Company, and each constitutes (or will constitute, as applicable) the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law and except as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Prior to the applicable Closing, the Transaction Documents to which each Subsidiary is a party will be duly executed and delivered by each such Subsidiary, and shall constitute the legal, valid and binding obligations of each such Subsidiary, enforceable against each such Subsidiary in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law and except as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. “Transaction Documents” means, collectively, this Agreement, the Notes, the Warrants, the Registration Rights Agreement, that certain subordination agreement, dated as of October 19, 2026, by and among [●], the Company (together with any other obligor that may be joined thereto from time to time) and the other parties thereto (the “Subordination Agreement”), and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

(c) Issuance of Securities. The issuance of the Notes and the Warrants at the applicable Closing are duly authorized and, upon issuance in accordance with the terms of the Transaction Documents, will be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests and other encumbrances (collectively “Liens”) with respect to the issuance thereof. Upon exercise in accordance with the Warrants, the Warrant Shares, when issued, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights or Liens with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of common stock. Upon conversion in accordance with the Notes, the Conversion Shares, when issued, will be validly issued, fully paid and non-assessable and free from all preemptive rights or similar rights or Liens without regard to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock. Subject to the accuracy of the representations and warranties of the Buyer in this Agreement, the offer and issuance by the Company of the Securities at the Initial Closing and the Additional Closing are exempt from registration under the 1933 Act.

(d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and its Subsidiaries and the consummation by the Company and its Subsidiaries of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants, the Conversion Shares and the Warrant Shares and the reservation for issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Certificate of Incorporation (including, without limitation, any certificate of designation contained therein), Bylaws, certificate of formation, memorandum of association, articles of association, or other organizational documents of the Company or any of its Subsidiaries, or any capital stock or other securities of the Company or any of its Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, foreign, federal and state securities laws and regulations) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(e) Consents. Assuming the accuracy of the representations made by the applicable Buyer in Section 2, neither the Company nor any Subsidiary is required to obtain any consent from, authorization or order of, or make any filing or registration with (other than the Securities Filings), any Governmental Entity (as defined below) or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its respective obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company or any Subsidiary is required to obtain pursuant to the preceding sentence have been or will be obtained or effected on or prior to the applicable Closing Date, and neither the Company nor any of its Subsidiaries are aware of any facts or circumstances which might prevent the Company or any of its Subsidiaries from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. “Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

(f) Acknowledgment Regarding Buyer’s Purchase of Securities. The Company acknowledges and agrees that the Buyer is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company or any of its Subsidiaries, (ii) an “affiliate” (as defined in Rule 144) of the Company or any of its Subsidiaries or (iii) to its knowledge, a “beneficial owner” of more than 10% of the shares of Common Stock (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “1934 Act”). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer’s purchase of the Securities. The Company further represents to the Buyer that the Company’s and each Subsidiary’s decision to enter into the Transaction Documents to which it is a party has been based solely on the independent evaluation by the Company, each Subsidiary and their respective representatives.

(g) No General Solicitation. The Company has not, nor has any of its Subsidiaries or affiliates, nor has any Person acting on its or their behalf, engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.

(h) No Integrated Offering. None of the Company, its Subsidiaries or any of their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation. None of the Company, its Subsidiaries, their affiliates nor any Person acting on their behalf have taken any action or steps that would cause the offering of any of the Securities to be integrated with other offerings of securities of the Company.

(i) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares and Warrant Shares will increase in certain circumstances. The Company further acknowledges that its obligation to issue the Conversion Shares pursuant to the terms of the Notes in accordance with this Agreement and the Notes and the Warrant Shares upon exercise of the Warrants in accordance with this Agreement, the Notes and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

(j) Application of Takeover Protections; Rights Agreement. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested stockholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement), stockholder rights plan or other similar anti-takeover provision under the Certificate of Incorporation, Bylaws or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and the Buyer’s ownership of the Securities. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of shares of Common Stock or a change in control of the Company or any of its Subsidiaries.

(k) Material Liabilities. Except as set forth on Schedule 3(k), the Company has no liabilities or obligations, absolute or contingent (individually or in the aggregate), except obligations under contracts that as of the date of this Agreement would not be required to be reflected on a balance sheet prepared in accordance with generally accepted accounting principles as applied in the United States, consistently applied for the periods covered thereby (“GAAP”).

(l) Financial Statements. The Company has included in the Business Combination Registration Statement its audited financial statements (including balance sheet, income statement and statement of cash flows) as of and for the fiscal year ended December 31, 2025 and its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of March 31, 2026 (the “Balance Sheet Date”) and for the 3-month period ended on the Balance Sheet Date (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes required by GAAP. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the Ordinary Course of Business (as defined below) subsequent to the Balance Sheet Date; (ii) obligations under contracts and commitments incurred in the Ordinary Course of Business; and (iii) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Company is not currently contemplating to amend or restate any of the Financial Statements, nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financial Statements to be in compliance with GAAP. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements. For purposes of this Agreement, “Ordinary Course of Business” means, in respect of any transaction involving the Company or Subsidiary, the ordinary course of the Company or such Subsidiary’s business in accordance with (a) the usual and customary customs and practices in the kind of business in which the Company or such Subsidiary is engaged, and (b) the past practice and operations of the Company or such Subsidiary, or (c) the proposed and planned practices, activities and operations of the Company or such Subsidiary as described in the Business Combination Registration Statement, and in each case, undertaken by the Company or such Subsidiary in good faith and not for purposes of or having the practical effect of evading any covenant or restriction in any Transaction Document.

(m) Absence of Certain Changes. Since January 1, 2026, there has been no Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Since January 1, 2026, the Company has not (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, outside of the Ordinary Course of Business, or (iii) made any capital expenditures, individually or in the aggregate, outside of the Ordinary Course of Business.

(n) Neither the Company nor any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated under the 1933 Act) of the Company has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Significant Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Significant Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at such Closing, will not be Insolvent (as defined below). For purposes of this Section 3(n), “Insolvent” means, (i) with respect to the Company and its Significant Subsidiaries, on a consolidated basis, (A) the present fair saleable value of the Company’s and its Significant Subsidiaries’ assets is less than the amount required to pay the Company’s and its Significant Subsidiaries’ total Indebtedness (as defined below), (B) the Company and its Significant Subsidiaries are unable to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company and its Significant Subsidiaries intend to incur or believe that they will incur debts that would be beyond their ability to pay as such debts mature; and (ii) with respect to the Company and each Significant Subsidiary, individually, (A) the present fair saleable value of the Company’s or such Significant Subsidiary’s (as the case may be) assets is less than the amount required to pay its respective total Indebtedness, (B) the Company or such Significant Subsidiary (as the case may be) is unable to pay its respective debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company or such Significant Subsidiary (as the case may be) intends to incur or believes that it will incur debts that would be beyond its respective ability to pay as such debts mature. Neither the Company nor any of its Significant Subsidiaries has engaged in any business or in any transaction, and is not about to engage in any business or in any transaction, for which the Company’s or such Subsidiary’s remaining assets constitute unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(o) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to exist based on events or circumstances that have occurred on or prior to the date hereof with respect to the Company, any of its Subsidiaries or any of their respective businesses, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise), that could reasonably be expected to have a Material Adverse Effect.

(p) Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in material violation of any term of or in default under its Certificate of Incorporation, any certificate of designation, preferences or rights of any other outstanding series of preferred stock of the Company or any of its Subsidiaries, or its Bylaws. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, except in all cases for possible violations which could not, individually or in the aggregate, have a Material Adverse Effect. The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

(q) Foreign Corrupt Practices. Neither the Company, the Company’s Subsidiary or any director, officer, agent, employee, nor any other Person acting for or on behalf of the foregoing (individually and collectively, a “Company Affiliate”) have violated the U.S. Foreign Corrupt Practices Act (the “FCPA”) or any other applicable anti-bribery or anti-corruption laws, nor has any Company Affiliate offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other Person acting in an official capacity for any Governmental Entity to any political party or official thereof or to any candidate for political office (individually and collectively, a “Government Official”) or to any Person under circumstances where such Company Affiliate knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(i) (A) influencing any act or decision of such Government Official in his/her official capacity, (B) inducing such Government Official to do or omit to do any act in violation of his/her lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, or

(ii) assisting the Company or its Subsidiaries in obtaining or retaining business for or with, or directing business to, the Company or its Subsidiaries.

(r) Transactions With Affiliates. Other than as set forth on Schedule 3(r), no current or former director, officer or, to the knowledge of the Company, 10% stockholder of the Company or its Subsidiaries, or, to the knowledge of the Company, any affiliate of any thereof, is presently, or has ever been, (i) a party to any transaction with the Company or its Subsidiaries (including any contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer or stockholder or such associate or affiliate or relative Subsidiaries (other than for ordinary course services as employees, officers or directors of the Company or any of its Subsidiaries)) or (ii) the direct or indirect owner of an interest in any corporation, firm, association or business organization which is a competitor, supplier or customer of the Company or its Subsidiaries (except for a passive investment (direct or indirect) in less than 5% of the common stock of a company whose securities are traded on or quoted through an Eligible Market (as defined in the Notes)), nor does any such Person receive income from any source other than the Company or its Subsidiaries which relates to the business of the Company or its Subsidiaries or should properly accrue to the Company or its Subsidiaries. No employee, officer, stockholder or director of the Company or any of its Subsidiaries or member of his or her immediate family is indebted to the Company or its Subsidiaries, as the case may be, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other standard employee benefits made generally available to all employees or executives (including stock option agreements outstanding under any stock option plan approved by the Board of Directors).

(s) Equity Capitalization.

(i) Definitions:

(A) “Common Stock” means (x) the Company’s shares of common stock, $0.00001 par value per share, and (y) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(B) “Preferred Stock” means (x) the Company’s blank check preferred stock, $0.00001 par value per share, the terms of which may be designated by the board of directors of the Company in a certificate of designations and (y) any capital stock into which such preferred stock shall have been changed or any share capital resulting from a reclassification of such preferred stock (other than a conversion of such preferred stock into Common Stock in accordance with the terms of such certificate of designations).

(C) “Common Stock Equivalents” means any capital stock or other security of the Company or any of its Subsidiaries that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock or other security of the Company (including, without limitation, Common Stock) or any of its Subsidiaries.

(ii) Authorized and Outstanding Capital Stock. As of the date hereof, EigenQ is authorized to issue 2,500,000,000 shares of Common Stock, of which 305,298,732 are issued and outstanding, and no shares of Preferred Stock.

(iii) Valid Issuance; Available Shares; Affiliates. All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Schedule 3(s)(iii) sets forth the number of shares of Common Stock that are (A) reserved for issuance pursuant to Common Stock Equivalents (other than the Notes and the Warrants) and (B) that are, as of the date hereof, owned by Persons who are “affiliates” (as defined in Rule 405 of the 1933 Act and calculated based on the assumption that only officers, directors and holders of at least 10% of the Company’s issued and outstanding Common Stock are “affiliates” without conceding that any such Persons are “affiliates” for purposes of federal securities laws) of the Company or any of its Subsidiaries. To the Company’s knowledge, no Person owns 10% or more of the Company’s issued and outstanding shares of Common Stock (calculated based on the assumption that all Common Stock Equivalents (as defined below), whether or not presently exercisable or convertible, have been fully exercised or converted (as the case may be) taking account of any limitations on exercise or conversion (including “blockers”) contained therein without conceding that such identified Person is a 10% stockholder for purposes of federal securities laws).

(iv) Existing Securities; Obligations. Except as disclosed on Schedule 3(s)(iv): (A) none of the Company’s or any Subsidiary’s shares, interests or capital stock is subject to preemptive rights or any other similar rights or Liens suffered or permitted by the Company or any Subsidiary; (B) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares, interests or capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries; (C) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except pursuant to the Business Combination Registration Statement, the Registration Rights Agreement, the registration rights agreement to be entered into in connection with the Business Combination Closing); (D) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (E) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; and (F) neither the Company nor any Subsidiary has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.

(v) Organizational Documents. The Company has furnished to the Buyer true, correct and complete copies of its Certificate of Incorporation and Bylaws, each as amended and as in effect on the date hereof (“Certificate of Incorporation” means, with respect to any Person, its certificate of incorporation, certificate of formation, memorandum of association, articles of association or equivalent organizational document, as amended and in effect from time to time) (“Bylaws” means, with respect to any Person, its bylaws, operating agreement, limited partnership agreement or equivalent governing document, as amended and in effect from time to time).

(t) Indebtedness and Other Contracts. Neither the Company nor any of its Subsidiaries, (i) except as disclosed on Schedule 3(t), has any outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound, (ii) is, after giving effect to the transactions contemplated hereby in breach or default of (or with the passage of time would reasonably be expected to be in breach of) any contract, agreement or instrument, under which a breach or default by the Company or any of its Subsidiaries could reasonably be expected to result in a Material Adverse Effect, (iii) has any financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries; (iv) is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (v) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with GAAP) (other than trade payables entered into in the Ordinary Course of Business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

(u) Litigation. There is no action, suit, arbitration, proceeding, inquiry or investigation before or by any court, public board, other Governmental Entity, self-regulatory organization or body pending or, to the Company’s knowledge, threatened in writing against or affecting the Company or any of its Subsidiaries, the Common Stock or any of the Company’s or its Subsidiaries’ officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such, except as set forth in Schedule 3(u). No director, officer or employee of the Company or any of its subsidiaries has willfully violated 18 U.S.C. §1519 or engaged in spoliation in reasonable anticipation of litigation. The Company is not aware of any fact which might result in or form the basis for any such action, suit, arbitration, investigation, inquiry or other proceeding. Neither the Company nor any of its Subsidiaries is subject to any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity.

(v) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for, and neither the Company nor any such Subsidiary has any reason to believe that it will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(w) Employee Relations. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company and its Subsidiaries believe that their relations with their employees are good. No executive officer (as defined in Rule 501(f) promulgated under the 1933 Act) or other Key Person (as defined below) of the Company or any of its Subsidiaries has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer’s employment with the Company or any such Subsidiary. No executive officer or other Key Person of the Company or any of its Subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer or other Key Person (as the case may be) does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. For purposes of this Agreement, “Key Person” means José R. Rosas-Bustos and Dr. Jesse Van Griensven Thé.

(x) Benefit Plans.

(i) The Company has made all required contributions and has no liability to any employee benefit or compensation plan (“Benefit Plan”) subject to ERISA. There are no actions, claims, audits, lawsuits or arbitrations pending, or, to the knowledge of the Company, threatened, with respect to any Benefit Plan or the assets of any Benefit Plan. Except as set forth in Schedule 3(x)(i), each Benefit Plan has been administered in all material respects in accordance with its terms and with all applicable Legal Requirements (as defined below) (including, without limitation, the Code and ERISA). “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

(ii) Except as set forth on Schedule 3(x)(ii), the consummation of the transactions contemplated by this Agreement will not (1) entitle any employee or independent contractor of the Company or its Subsidiaries to severance pay or termination benefits, (2) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former employee or independent contractor of the Company or its Subsidiaries, (3) obligate the Company or any of its affiliates to pay or otherwise be liable for any compensation, vacation days, pension contribution or other benefits to any current or former employee, consultant, agent or independent contractor of the Company or its Subsidiaries for periods before the applicable Closing Date, (4) require assets to be set aside or other forms of security to be provided with respect to any liability under a Benefit Plan, or (5) result in any “parachute payment” (within the meaning of Section 280G of the Code) under any Benefit Plan.

(y) Assets; Title.

(i) Each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in, as applicable, all of its properties and assets, free and clear of all Liens except (i) any Permitted Liens (as defined in the applicable Note), and (ii) such as have been disposed of in the Ordinary Course of Business. All tangible personal property owned by the Company and its Subsidiaries has been maintained in good operating condition and repair, except (a) for ordinary wear and tear, and (b) where such failure would not have a Material Adverse Effect. All assets leased by the Company or any of its Subsidiaries are in substantially the condition required by the terms of the lease applicable thereto during the term of such lease and upon the expiration thereof (except for (x) ordinary wear and tear, and (y) where such failure would not have a Material Adverse Effect). The Company and its Subsidiaries have good and marketable title in fee simple to all real property, if any, and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except the Permitted Liens and such Liens set forth in Schedule 3(y)(i).

(ii) Schedule 3(y)(ii) sets forth a complete list of all real property and interests in real property leased by the Company as of the date hereof involving payments to or from the Company of over $50,000.00 (the “Real Property”). The Company has good and valid leasehold interest in all Real Property and interests in Real Property shown on Schedule 3(y)(ii) to be leased by it free and clear of all Liens except the Permitted Liens or where such Liens would not have a Material Adverse Effect. Except as set forth on Schedule 3(y)(ii), there exists no default, or any event which upon notice or the passage of time, or both, would give rise to any default, in the performance of the Company or by any lessor under any such lease, nor, to the Company’s knowledge, is the landlord of any such lease in default except where any such default would not have a Material Adverse Effect.

(z) Intellectual Property.

(i) Except as set forth on Schedule 3(z)(i), the Company and its Subsidiaries own all right, title and interest in and to, or have a valid and enforceable license to use all the Intellectual Property reasonably necessary for, and/or used or proposed to be used by them in connection with, their respective businesses. To the Company’s knowledge, the Company and its Subsidiaries are in compliance with all contractual obligations relating to the protection of such of the Intellectual Property as they use pursuant to license or other agreement. The conduct of the business of the Company and its Subsidiaries, to the Company’s knowledge, as currently conducted, or as reasonably be expected to be conducted, does not, and is not reasonably expected to, conflict with or infringe any proprietary right or Intellectual Property of any third party, including, without limitation, the offer for sale, sale, use, manufacture, or importation of any of its products or services and the transmission, reproduction, use, display or modification of any content or material (including framing, and linking web site content) on a web site, bulletin board or other like medium hosted by or on behalf of the Company or any of its Subsidiaries, except for such infringements and conflicts which would not reasonably be expected to have a Material Adverse Effect. There is no claim, suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary: (i) alleging any such conflict or infringement with any third party’s proprietary rights; or (ii) challenging the Company’s or any Subsidiary’s ownership or use of, or the validity or enforceability, of any Intellectual Property.

(ii) Schedule 3(z)(ii) sets forth a true, complete and current list of registered trademarks and copyrights, issued patents, applications to all of the foregoing, and other forms of Intellectual Property registration anywhere in the world that are owned by the Company or a Subsidiary (“Listed Intellectual Property”) and the owner of record, date of application or issuance and relevant jurisdiction as to each. All Listed Intellectual Property is owned by the Company or a Subsidiary, free and clear of security interests, Liens, encumbrances or claims of any nature. All Listed Intellectual Property is valid, subsisting, unexpired, in proper form and enforceable and all renewal fees and other maintenance fees that have fallen due on or prior to the Business Combination Closing Date of this Agreement have been paid. The Company and its Subsidiaries, officers, directors, and agents, do not know of any reason the Listed Intellectual Property might be invalid or unenforceable. To the Company’s knowledge, no Listed Intellectual Property is the subject of any proceeding before any governmental, registration or other authority in any jurisdiction, including any office action or other form of preliminary or final refusal of registration, except as noted on Schedule 3(z)(ii). The consummation of the transactions contemplated hereby will not alter or impair any Intellectual Property that is owned or licensed by the Company or a Subsidiary.

(iii) Schedule 3(z)(iii) sets forth a true, complete, and current list of all agreements relating to Intellectual Property to which the Company or a Subsidiary is a party, subject or bound (the “Intellectual Property Contracts”) (other than agreements involving (A) the license to the Company of standard, generally commercially available “off-the-shelf” third party products that are not and will not to any extent be part of any product, service or Intellectual Property offering of the Company and do not involve an amount exceeding $20,000 per year in license fees, (B) backup licenses from employees and contractors granted in connection with providing services to the Company, (C) licenses to Open Source Software (as defined below), (D) customary nondisclosure agreements entered into by the Company in the Ordinary Course of Business that do not include any terms (w) granting the right to use residuals, (x) assigning Intellectual Property, (y) granting express license rights, or (z) constituting a covenant not to assert rights to Intellectual Property; (E) nonexclusive feedback licenses and nonexclusive licenses to use trademarks, in each case that are incidental to the subject matter of the applicable agreement in which they are incorporated; and (F) licenses to the Company solely for the purpose of enabling the Company to provide services to the licensor). Each Intellectual Property Contract: (i) is valid and binding on the Company or a Subsidiary, as the case may be, and, to the Company’s knowledge, the counterparties thereto, and is in full force and effect and (ii) upon consummation of the transactions contemplated hereby shall continue in full force and effect without penalty or other adverse consequence. For the purposes hereof, “Open Source Software” means any open source, software, technologies or other materials that are licensed or distributed under any license arrangement or other distribution model qualifying for the “Open Source” definition promulgated by the Open Source Initiative at www.opensource.org/osd or any other public domain or “community” (or similar) materials. Company and its Subsidiaries have not authorized any third party to use or otherwise exploit any Intellectual Property owned by or licensed to the Company or any Subsidiary, except pursuant to a binding, written Intellectual Property Contract and except any implied licenses granted as the result of commercial sales of products or services incorporating such Intellectual Property.

(iv) The computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, network equipment, data, data communication lines and all other computerized or information technology equipment and associated documentation used by the Company or any of its Subsidiaries in its day-to-day operations (collectively, “IT Assets”) (i) operate and perform in all material respects in accordance with their documentation and functional specifications, and (ii) have not malfunctioned or failed in a manner materially disruptive to the business of the Company or any of its Subsidiaries within the past three (3) years. To the knowledge of the Company, no Person has gained unauthorized access to the IT Assets. The Company and its Subsidiaries have implemented reasonable backup, archive, security and disaster recovery technology and processes. Company has (1) complied in all respects with its published privacy policies and internal privacy policies and guidelines, related contractual obligations with customers and end users and all Applicable Laws relating to data privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personally identifiable information (including personally identifiable information of employees, contractors, and third Persons who have provided information to Company, and (2) taken commercially reasonable measures to ensure that personally identifiable information is protected against loss, damage, and unauthorized access, use, modification, or other misuse. There has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such information by Company or any of its founders, officers, employees, consultants or independent contractors. No third Person (including any Governmental Authority) has made any claim or commenced any action with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any such personally identifiable information by Company or any of its founders, officers, employees, consultants or independent contractors or any independent contractors of Company’s Affiliates, and to Company’s knowledge there is no reasonable basis for any such claim or action.

(v) Except as set forth on Schedule 3(z)(v), no present or former employee, officer, or director of the Company or any Subsidiary, or agent or outside contractor of the Company or any Subsidiary, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Intellectual Property that is owned or licensed by the Company or any Subsidiary.

(vi) To the Company’s knowledge: (i) none of the Listed Intellectual Property has been used, disclosed or appropriated to the detriment of the Company or any Subsidiary for the benefit of any Person other than the Company; and (ii) no employee, independent contractor or agent of the Company or any Subsidiary has misappropriated any trade secrets or other confidential information of any other Person in the course of the performance of his or her duties as an employee, independent contractor, or agent of the Company or any Subsidiary.

(vii) Any programs, modifications, enhancements or other inventions, improvements, discoveries, methods or works of authorship (“Works”) that were created by employees of the Company or any Subsidiary were made in the regular course of such employees’ employment or service relationships with the Company or its Subsidiary using the Company’s or the Subsidiary’s facilities and resources and, as such, constitute either Works made for hire or all rights and title to and in such Works have been fully assigned to the Company or a Subsidiary. Each such employee who has created Works or any employee who in the regular course of his employment may create Works, and all consultants, have signed an assignment or similar agreement with the Company or the Subsidiary confirming the Company’s or the Subsidiary’s exclusive ownership of, or in the alternate, transferring and assigning to the Company or the Subsidiary, all right, title and interest in and to such Works including copyright and other Intellectual Property rights therein.

(viii) For the purpose of this Agreement, “Intellectual Property” shall mean all of the following: (A) registered and unregistered trademarks and service marks, trade dress, logos, product configurations, trade names and other indications of origin, applications and registrations in any jurisdiction pertaining to the foregoing, and all goodwill associated therewith; (B) inventions, discoveries, improvements, ideas (whether or not patentable and whether or not reduced to practice), know-how, formula methodology, processes, technology, software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data), and applications and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions, utility models, certificates of invention, industrial designs, and rights to claim priority to any of the foregoing in any jurisdiction; (C) trade secrets (whether or not patentable and whether or not reduced to practice), including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (D) copyrights in writings, designs software, mask works or any other works of authorship (whether published or unpublished), including applications or registrations in any jurisdiction for the foregoing, and all moral and visual rights related thereto; (E) database rights; (F) computer software, internet websites, URLs, domain names and applications and registration rights pertaining thereto, and all Intellectual Property used in connection with or contained in all versions of the Company’s Web sites, including data and documentation, passwords, and all information reasonably necessary to access and control access to the foregoing; (G) rights under all agreements relating to the foregoing; (H) books and records and copies and tangible embodiments pertaining to the foregoing; and (I) claims or causes of action arising out of or related to past, present or future infringement or misappropriation of the foregoing and the right to sue and recover the foregoing.

(aa) Environmental Laws. (i) The Company and its Subsidiaries (A) are in compliance with any and all Environmental Laws (as defined below), (B) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (C) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (A), (B) and (C), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term “Environmental Laws” means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(i) No Hazardous Materials. To the knowledge of the Company, no Hazardous Materials:

(A) have been disposed of or otherwise released from any Real Property of the Company or any of its Subsidiaries in violation of any Environmental Laws; or

(B) are present on, over, beneath, in or upon Real Property or any portion thereof in quantities that would constitute a violation of any Environmental Laws, and no prior use by the Company or any of its Subsidiaries of any Real Property has occurred that violates any Environmental Laws, which violation would have a Material Adverse Effect on the business of the Company or any of its Subsidiaries.

(ii) Neither the Company nor any of its Subsidiaries knows of any other Person who or entity which has stored, treated, recycled, disposed of or otherwise located on any Real Property any Hazardous Materials, including, without limitation, such substances as asbestos and polychlorinated biphenyls.

(iii) None of the Real Properties are on any federal or state “Superfund” list or Liability Information System (“CERCLIS”) list or any state environmental agency list of sites under consideration for CERCLIS, nor subject to any environmental related Liens.

(bb) Subsidiary Rights. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

(cc) Tax Status. The Company and each of its Subsidiaries (i) has timely made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith, and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply except in each case as would not be expected to have a Material Adverse Effect. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction (except those contested in good faith), and the officers of the Company and its Subsidiaries know of no basis for any such claim (except those contested in good faith). The Company is not operated in such a manner as to qualify as a passive foreign investment company, as defined in Section 1297 of the Code. The net operating loss carryforwards (“NOLs”) for United States federal income tax purposes of the consolidated group of which the Company is the common parent, if any, shall not be adversely affected by the transactions contemplated hereby. The transactions contemplated hereby do not constitute an “ownership change” within the meaning of Section 382 of the Code, thereby preserving the Company’s ability to utilize such NOLs.

(dd) [Intentionally Omitted].

(ee) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company or any of its Subsidiaries and an unconsolidated or other off balance sheet entity that would be reasonably likely to have a Material Adverse Effect.

(ff) Investment Company Status. The Company is not, and upon consummation of the sale of the Securities will not be, an “investment company,” an affiliate of an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

(gg) U.S. Real Property Holding Corporation. Neither the Company nor any of its Subsidiaries is, or has ever been, and so long as any of the Securities are held by the Buyer, shall become, a U.S. real property holding corporation within the meaning of Section 897 of the Code, and the Company and each Subsidiary shall so certify upon the Buyer’s request.

(hh) Transfer Taxes. On each Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance, sale and transfer of the Securities to be sold to the Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(ii) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(jj) Illegal or Unauthorized Payments; Political Contributions. Neither the Company nor any of its Subsidiaries nor, to the best of the Company’s knowledge (after reasonable inquiry of its executive officers and directors), any of the officers, directors, employees, agents or other representatives of the Company or any of its Subsidiaries or any other business entity or enterprise with which the Company or any Subsidiary is or has been affiliated or associated, has, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services, whether or not in contravention of applicable law, (i) as a kickback or bribe to any Person or (ii) to any political organization, or the holder of or any aspirant to any elective or appointive public office except for personal political contributions not involving the direct or indirect use of funds of the Company or any of its Subsidiaries.

(kk) Money Laundering. The Company and its Subsidiaries are in compliance with, and have not previously violated, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, without limitation, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, but not limited to (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism” (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 CFR, Subtitle B, Chapter V.

(ll) Books and Records. The books of account, ledgers, order books, records and documents of the Company and its Subsidiaries accurately and completely reflect all information relating to the respective businesses of the Company and its Subsidiaries, the nature, acquisition, maintenance, location and collection of each of their respective assets, and the nature of all transactions giving rise to material obligations or accounts receivable of the Company or its Subsidiaries, as the case may be, except where the failure to so reflect such information would not have a Material Adverse Effect. The minute books of the Company and its Subsidiaries contain accurate records of all meetings and accurately reflect all other actions taken by the stockholders, boards of directors and all committees of the boards of directors, and other governing Persons of the Company and its Subsidiaries, respectively.

(mm) Acknowledgement Regarding Buyer’s Trading Activity. It is understood and acknowledged by the Company (a) (i) that the Buyer has not been asked by the Company or its Subsidiaries to agree, nor has the Buyer agreed with the Company or its Subsidiaries, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) that the Buyer shall not be deemed to have any affiliation with or control over any arm’s length counter party in any “derivative” transaction; and (iii) the Buyer may rely on the Company’s obligation to timely deliver shares of Common Stock upon conversion, exercise or exchange, as applicable, of the Securities as and when required pursuant to the Transaction Documents for purposes of effecting trading in the Common Stock of the Company. The Company further understands and acknowledges that following the public disclosure of the transactions contemplated by the Transaction Documents the Buyer may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value and/or number of the Conversion Shares deliverable with respect to the Notes are being determined and such hedging and/or trading activities, if any, can reduce the value of the existing stockholders’ equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging and/or trading activities do not, in and of themselves, constitute a breach of this Agreement, the Notes or any other Transaction Document or any of the documents executed in connection herewith or therewith. Notwithstanding the foregoing, the Buyer acknowledges that certain of SVAQ’s securities are registered with the Securities and Exchange Commission under the Exchange Act, and that certain of the SVAQ’s securities are publicly traded. Accordingly, the Buyer agrees that until the public announcement of the transactions contemplated by this Agreement the Buyer shall not directly or indirectly (including through any affiliate of the Buyer) purchase or sell, in any way, shape or form (including, but not limited to, pursuant to a “hedging” transaction (whether or not such transaction involves the actual exchange of securities) or “short selling”), directly or indirectly, SVAQ’s securities.

(nn) Management. Except as set forth in Schedule 3(nn) hereto, during the past five year period, to the knowledge of the Company, no current or former officer or director or current ten percent (10%) or greater stockholder of the Company or any of its Subsidiaries has been the subject of:

(i) a petition under bankruptcy laws or any other insolvency or moratorium law or the appointment by a court of a receiver, fiscal agent or similar officer for such Person, or any partnership in which such Person was a general partner at or within two years before the filing of such petition or such appointment, or any corporation or business association of which such Person was an executive officer at or within two years before the time of the filing of such petition or such appointment;

(ii) a conviction in a criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations that do not relate to driving while intoxicated or driving under the influence);

(iii)  any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining any such Person from, or otherwise limiting, the following activities:

(1) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the United States Commodity Futures Trading Commission or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(2) Engaging in any particular type of business practice; or

(3) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of securities laws or commodities laws;

(iv) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any authority barring, suspending or otherwise limiting for more than sixty (60) days the right of any such Person to engage in any activity described in the preceding sub paragraph, or to be associated with Persons engaged in any such activity;

(v) a finding by a court of competent jurisdiction in a civil action or by the SEC or other authority to have violated any securities law, regulation or decree and the judgment in such civil action or finding by the SEC or any other authority has not been subsequently reversed, suspended or vacated; or

(vi) a finding by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding has not been subsequently reversed, suspended or vacated.

(oo) Stock Option Plans. Except as disclosed on Schedule 3(oo), each stock option granted by the Company was granted (i) in accordance with the terms of the applicable stock option plan of the Company and (ii) with an exercise price at least equal to the fair market value of the Common Stock on the date such stock option would be considered granted under GAAP and applicable law. No stock option granted under the Company’s stock option plan has been backdated. The Company has not knowingly granted, and there is no and has been no policy or practice of the Company to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(pp) No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

(qq) No Disqualification Events. With respect to Securities to be offered and sold hereunder in reliance on Rule 506(b) under the 1933 Act (“Regulation D Securities”), none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering contemplated hereby, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the 1933 Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the 1933 Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Buyer a copy of any disclosures provided thereunder.

(rr) Other Covered Persons. The Company is not aware of any Person that has been or will be paid (directly or indirectly) remuneration for solicitation of the Buyer or other potential purchasers in connection with the sale of any Regulation D Securities.

(ss) No Additional Agreements. The Company does not have any agreement or understanding with the Buyer with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

(tt) Public Utility Holding Act. None of the Company nor any of its Subsidiaries is a “holding company,” or an “affiliate” of a “holding company,” as such terms are defined in the Public Utility Holding Act of 2005.

(uu) Federal Power Act. None of the Company nor any of its Subsidiaries is subject to regulation as a “public utility” under the Federal Power Act, as amended.

(vv) Cybersecurity. The Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants that would reasonably be expected to have a Material Adverse Effect on the Company’s business. The Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including “Personal Data,” used in connection with their businesses. “Personal Data” means (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679); (iv) any information which would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); and (v) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person’s health or sexual orientation. There have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other Person or such, nor any incidents under internal review or investigations relating to the same except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and its Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(ww) Compliance with Data Privacy Laws. The Company and its Subsidiaries are, and at all prior times were, in compliance with all applicable state and federal data privacy and security laws and regulations, including without limitation HIPAA, and the Company and its Subsidiaries have taken commercially reasonable actions to prepare to comply with, and since May 25, 2018, have been and currently are in compliance with, the GDPR (EU 2016/679) (collectively, the “Privacy Laws”) except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To ensure compliance with the Privacy Laws, the Company and its Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of Personal Data (the “Policies”). The Company and its Subsidiaries have at all times made all disclosures to users or customers required by applicable laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the Company’s knowledge, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Company further certifies that neither it nor any Subsidiary: (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law.

(xx) Ranking of Notes. The Notes shall constitute unsecured obligations of the Company, shall rank pari passu in right of payment with the Other Notes (as defined in the Notes), and shall be expressly subordinated in right of payment, enforcement and otherwise to the Senior Notes and the Senior Obligations pursuant to the Subordination Agreement. No Lien on any asset of the Company, PubCo or any of their respective Subsidiaries shall secure the Notes.

(yy) Disclosure. No statement made by the Company in this Agreement, any other Transaction Document or the exhibits and schedules attached hereto or in any certificate or schedule furnished or to be furnished by or on behalf of the Company to the Buyer or its representatives in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading, in each case as of the date hereof. The Due Diligence Materials previously provided by or on behalf of the Company to the Buyer (the “Due Diligence Materials”), were prepared in good faith by the Company and, to the Company’s knowledge as of the date provided, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not materially misleading, except that with respect to assumptions, projections and expressions of opinion or predictions contained in the Due Diligence Materials, the Company represents only that such assumptions, projections, expressions of opinion and predictions were made in good faith and that the Company believes there is a reasonable basis therefor. The Company acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.

4.	COVENANTS.

(a) Best Efforts.

(i) The Buyer shall use its best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Section 6 of this Agreement. The Company and PubCo shall use their best efforts to timely satisfy each of the conditions to be satisfied by them as provided in Section 7 of this Agreement. Without limiting the foregoing, PubCo shall use its best efforts to register the shares of Common Stock underlying the Securities in the Business Combination Registration Statement and, from and after the Business Combination Closing, carry out and cause the Company to carry out all obligations applicable to the Company under this Agreement and the other Transaction Documents.

(ii) The Business Combination Registration Statement will contain such shareholder proposals necessary for the approval of the issuance of all the Securities under the rules of the Principal Market (as defined in the Notes), including without limitation Rule 5635 of the Nasdaq Listing Rules, subject to applicable Nasdaq Listing Rules. The shareholders of SVAQ and/or the Company, as applicable, shall have voted to adopt and approve such proposals prior to the consummation of the Additional Closing.

(b) Form D and Blue Sky. The Company shall file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyer promptly after such filing. The Company shall, on or before each Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to, qualify the Securities for sale to the Buyer at such Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or promptly following such Closing Date. Without limiting any other obligation of the Company under this Agreement, the Company shall timely make all filings and reports relating to the offer and sale of the Securities required under all applicable securities laws (including, without limitation, all applicable federal securities laws and all applicable “Blue Sky” laws), and the Company shall comply with all applicable foreign, federal, state and local laws, statutes, rules, regulations and the like relating to the offering and sale of the Securities to the Buyer.

(c) [Intentionally Omitted]

(d) Fees. Each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

(e) [Intentionally Omitted]

(f) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any Governmental Entity, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect.

(g) Passive Foreign Investment Company. The Company shall conduct its business, and shall cause its Subsidiaries to conduct their respective businesses, in such a manner as will ensure that the Company will not be deemed to constitute a passive foreign investment company within the meaning of Section 1297 of the Code.

(h) Corporate Existence. So long as the Buyer beneficially owns any Notes, the Company shall not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes.

(i) Books and Records. The Company will keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Company and its Subsidiaries in accordance with GAAP.

(j)  Additional Covenants from and after Business Combination Closing. From and after the Business Combination Closing, the following covenants shall apply:

(i) Reporting Status. Until the date on which the Buyer or any transferee or assignee thereof to which the Buyer assigns its rights as a holder of Securities under this Agreement (each an “Investor”, and collectively, the “Investors”) shall have sold all of the Conversion Shares (the “Reporting Period”), the Company shall timely file all reports (after giving effect to any extensions permitted by such report, as applicable) required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination, and the Company shall use its reasonable best efforts to maintain its eligibility to register the Conversion Shares for resale by the Investors on Form S-3 once Form S-3 is available to the Company for such use.

(ii) Financial Information. The Company agrees to send the following to each Investor during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system a copy of its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, any interim reports or any consolidated balance sheets, income statements, stockholders’ equity statements and/or cash flow statements for any period other than annual, any Current Reports on Form 8-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) unless the following are filed with the SEC through EDGAR, copies of any notices and other information made available or given to the stockholders of the Company generally, contemporaneously with the making available or giving thereof to the stockholders. For the avoidance of doubt, this Section 4(j)(ii) shall not require the Company to separately provide to any Investor materials that are filed with the SEC and made available to the public through EDGAR.

(iii) Listing. The Company shall promptly secure the listing or designation for quotation (as the case may be) of all of the Underlying Securities (as defined below) upon each national securities exchange and automated quotation system, if any, upon which the Common Stock is then listed or designated for quotation (as the case may be) (subject to official notice of issuance) and shall maintain such listing or designation for quotation (as the case may be) of all Underlying Securities from time to time issuable under the terms of the Transaction Documents on such national securities exchange or automated quotation system; provided, that if the Business Combination Closing occurred by virtue of an underwritten public offering, the Company shall be required to secure the listing of the Common Stock and the Conversion Shares on either The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market (each, an “Eligible Market”). From and after such listing of the Common Stock on an Eligible Market, neither the Company nor any of its Subsidiaries shall take any action which could be reasonably expected to result in the delisting or suspension of the Common Stock on an Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(j)(iii). “Underlying Securities” means the (i) the Conversion Shares, (ii) the Warrant Shares and (iii) any capital stock of the Company issued or issuable with respect to the Notes, the Conversion Shares, the Warrant Shares, or the Warrants, respectively, including, without limitation, (1) as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise and (2) shares of capital stock of the Company into which the shares of Common Stock are converted or exchanged and shares of capital stock of a Successor Entity (as defined in the Warrants) into which the shares of Common Stock are converted or exchanged, in each case, without regard to any limitations on conversion of the Notes or exercise of the Warrants, respectively.

(iv) Pledge of Securities. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that the Securities may be pledged by the Buyer in connection with a bona fide margin agreement or other loan or financing arrangement with the Buyer’s broker-dealer that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(e) hereof; provided that the Buyer and its pledgee shall be required to comply with the provisions of Section 2(e) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee; provided further, that no transfer shall be permitted to exist except in compliance with the terms of this Agreement and each of the other Transaction Documents. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Buyer.

(v) Reservation of Shares. Following the Business Combination Closing, so long as any of the Notes or Warrants remain outstanding, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than the sum of (i) 200% of the maximum number of Conversion Shares issuable upon conversion of the Notes (assuming for purposes hereof that (x) the Notes are convertible at the lower of $5.00 and the Conversion Price (as defined in the Notes) then in effect, (y) interest on the Notes shall accrue through the stated maturity date of the applicable Notes and will be converted in shares of Common Stock at the Conversion Price then in effect and (z) any such conversion shall not take into account any limitations on the conversion of the Notes set forth in the Notes), and (ii) 200% of the maximum number of Warrant Shares issuable upon exercise of the Warrants at the lower of $5.00 and the Exercise Price (as defined in the Warrants) then in effect (without regard to any limitations on the exercise of the Warrants set forth therein) (collectively, the “Required Reserve Amount”); provided that at no time shall the number of shares of Common Stock reserved pursuant to this Section 4(j)(v) be reduced other than proportionally in connection with any conversion, exercise and/or redemption, as applicable of Notes and Warrants. If at any time the number of shares of Common Stock authorized and reserved for issuance is not sufficient to meet the Required Reserve Amount, the Company will, as soon as practicable, take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of stockholders to authorize additional shares to meet the Company’s obligations pursuant to the Transaction Documents, in the case of an insufficient number of authorized shares, obtain stockholder approval of an increase in such authorized number of shares, and voting the management shares of the Company in favor of an increase in the authorized shares of the Company to ensure that the number of authorized shares is sufficient to meet the Required Reserve Amount.

(vi) Regulation M. The Company will not take any action prohibited by Regulation M under the 1934 Act, in connection with the distribution of the Securities contemplated hereby.

(vii) General Solicitation. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act) or any Person acting on behalf of the Company or such affiliate will solicit any offer to buy or offer or sell the Securities by means of any form of general solicitation or general advertising within the meaning of Regulation D, including: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio; and (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(viii) Integration. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act), or any Person acting on behalf of the Company or such affiliate will sell, offer for sale, or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the 1933 Act) which will be integrated with the sale of the Securities in a manner which would require the registration of the Securities under the 1933 Act and the Company will take all action that is appropriate or necessary to assure that its offerings of other securities will not be integrated for purposes of the 1933 Act with the issuance of Securities contemplated hereby.

(ix) Notice of Disqualification Events. The Company will notify the Buyer in writing, prior to such applicable Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

(x) Conversion and Exercise Procedures. Each of the form of Exercise Notice (as defined in the Warrants) included in the Warrants and the form of Conversion Notice (as defined in the Notes) included in the Notes set forth the totality of the procedures required of the Buyer in order to exercise the Warrants or convert the Notes. No additional legal opinion, other information or instructions shall be required of the Buyer to exercise their Warrants or convert their Notes. The Company shall honor exercises of the Warrants and conversions of the Notes and shall deliver the Conversion Shares and Warrant Shares in accordance with the terms, conditions and time periods set forth in the Notes and Warrants.

(k) Nasdaq Compliance; Dilutive Issuances. For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, enter into or effect any Dilutive Issuance (as defined in the Warrants), or otherwise issue or agree to issue any shares of Common Stock, Convertible Securities (as defined in the Warrants) or Options, if the effect of such Dilutive Issuance or other issuance is to cause the Company to breach its obligations under the rules or regulations of the Principal Market, including without limitation Rule 5635 of the Nasdaq Listing Rules (or any successor or substantially similar rule of the Principal Market). None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act), or any Person acting on behalf of the Company or such affiliate will sell, offer for sale, or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the 1933 Act) which will be integrated with the sale of the Securities in a manner which would require the registration of the Securities under the 1933 Act or require stockholder approval under the rules and regulations of the Principal Market, and the Company will take all action that is appropriate or necessary to assure that its offerings of other securities will not be integrated for purposes of the 1933 Act or the rules and regulations of the Principal Market with the issuance of Securities contemplated hereby.

(l) Anchor Financing; Subordination; Action Limitations. The Buyer acknowledges the senior secured financing pursuant to that certain Securities Purchase Agreement, dated as of September 17, 2026, by and among the Company, SVAQ and the investors party thereto (as amended from time to time in accordance with its terms, the “Anchor Purchase Agreement”; the notes issued thereunder, the “Senior Notes”; and the “Required Holder” thereunder, the “Senior Required Holder”). The Notes are unsecured and subordinate in all respects to the Senior Notes and the obligations arising under the Anchor Purchase Agreement and related transaction documents pursuant to the Subordination Agreement. Notwithstanding anything in this Agreement or any other Transaction Document to the contrary, for so long as any Senior Note remains outstanding, the Buyer shall not declare, accelerate or enforce any Event of Default, require or demand any redemption or payment by reason of an Event of Default, commence any action or proceeding to collect or enforce the Notes, exercise any consent, waiver or remedy that would be inconsistent with the actions taken by the Senior Required Holder, or otherwise take any affirmative enforcement action with respect to the Notes unless and until the Senior Required Holder has taken a substantially similar action with respect to the Senior Notes, and then only to substantially the same extent and subject in all respects to the Subordination Agreement (the “Action Limitations”). Notwithstanding the foregoing, the Buyer may at any time exercise conversion rights expressly granted under the Notes without the consent of the Senior Required Holder, and the registration rights granted under the Registration Rights Agreement shall not be subject to the foregoing action limitation except to the extent a claim for payment thereunder constitutes subordinated indebtedness under the Subordination Agreement.

(m) [Intentionally Omitted].

(n) [Intentionally Omitted]

(o) Trust Account Waiver. The Buyer understands that SVAQ has established a trust account (the “Trust Account”), initially in an amount of $215,000,000, for the benefit of SVAQ’s public shareholders and that SVAQ may disburse monies from the Trust Account only as set forth in SVAQ’s prospectus, dated December 22, 2025 (the “Prospectus”). The Buyer hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account (“Claim”) and waives any Claim it may have in the future as a result of, or arising out of, this Agreement or otherwise, and will not seek recourse against the Trust Account or any distributions therefrom for any reason, including any breach by SVAQ or SVAQ’s representatives of this Agreement. This section shall survive the termination of this Agreement for any reason.

5.	REGISTER; TRANSFER AGENT INSTRUCTIONS; LEGEND.

(a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants in which the Company shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of the Notes held by such Person, the number of Conversion Shares issuable pursuant to the terms of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of the Buyer or its legal representatives.

(b) Transfer Agent Instructions. On or prior to the Business Combination Closing, PubCo shall issue irrevocable instructions to its transfer agent and any subsequent transfer agent (as applicable, the “Transfer Agent”) in a form acceptable to the Buyer (the “Irrevocable Transfer Agent Instructions”) to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of the Buyer or its nominee(s), for the Conversion Shares and the Warrant Shares in such amounts as specified from time to time by the Buyer to the Company, as applicable, upon conversion of the Notes or the exercise of the Warrants (as the case may be) in accordance with the terms of the Transaction Documents. The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(e) hereof, will be given by the Company to its transfer agent with respect to the Securities, and that the Securities shall otherwise be freely transferable on the books and records of the Company, as applicable, to the extent provided in this Agreement and the other Transaction Documents; provided that the Company shall not be prohibited from delivering to its transfer agent such other documentation as the transfer agent reasonably requests. If the Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(e), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to the Business Combination Registration Statement, an effective registration statement under the Registration Rights Agreement, any other effective registration statement or in compliance with Rule 144, the Transfer Agent shall issue such shares to the Buyer, assignee or transferee (as the case may be) without any restrictive legend in accordance with Section 5(c) below (provided, that if the securities are unable to be registered pursuant to the Business Combination Registration Statement, restrictive legends shall be included prior to such securities being registered pursuant to the Registration Rights Agreement or otherwise). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that the Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required. PubCo shall cause counsel to issue the legal opinion referred to in the Irrevocable Transfer Agent Instructions to PubCo’s Transfer Agent upon the Business Combination Closing and, if applicable, any registration statement required by the Registration Rights Agreement; provided that the effectiveness of any registration statement under the Registration Rights Agreement shall not be a condition to the issuance or removal of legends for any Securities that are registered pursuant to the Business Combination Registration Statement or otherwise eligible to be issued or transferred without restrictive legend pursuant to this Agreement, the other Transaction Documents or applicable law. Any fees (with respect to the Transfer Agent, counsel to the Company or otherwise) associated with the issuance of such opinion or the removal of any legends on any of the Securities shall be borne by the Company.

(c) Legends. The Buyer understands that, prior to the Securities being included on an effective registration statement (including, but not limited to, the Business Combination Registration Statement), the Securities have not been registered under the 1933 Act or applicable state securities laws and may bear a restrictive legend to that effect.

(d) FAST Compliance. While any Warrants or Notes remain outstanding, the Company shall maintain a transfer agent that participates in the DTC Fast Automated Securities Transfer Program.

6.	CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

(a) The obligation of the Company hereunder to issue and sell the Initial Notes and Initial; Warrants to the Buyer at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing the Buyer with prior written notice thereof:

(i) The Buyer shall have executed each of the other Transaction Documents to which it is a party and delivered the same to the Company.

(ii) The Buyer shall have delivered an investor questionnaire in the form attached hereto as Exhibit E.

(iii) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that are qualified as to materiality or Material Adverse Effect which shall be true and correct in all respects and except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Initial Closing Date.

(iv) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(b) The obligation of the Company hereunder to issue and sell the Additional Notes and Warrants to the Buyer at the Additional Closing is subject to the satisfaction, at or before the Additional Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing the Buyer with prior written notice thereof:

(i) The Buyer shall have executed each of the other Transaction Documents to which it is a party and delivered the same to the Company.

(ii) The Buyer shall have delivered to the Company the Additional Purchase Price for the Additional Notes being purchased by the Buyer at the Additional Closing by wire transfer of immediately available funds in accordance with the Additional Flow of Funds Letter.

(iii) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Additional Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Additional Closing Date.

(iv) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

7.	CONDITIONS TO THE BUYER’S OBLIGATION TO PURCHASE.

(a) The obligation of the Buyer hereunder to purchase its Initial Note and the Initial Warrants at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for the Buyer’s sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i) The Company shall have duly executed and delivered to the Buyer each of the Transaction Documents to which it is a party and the Company shall have duly executed and delivered to the Buyer Initial Notes in the original principal amount of $2,413,333.33 and the Initial Warrants, in each case as being purchased by the Buyer at the Initial Closing pursuant to this Agreement.

(ii) The Company shall have delivered to the Buyer a certificate evidencing the good standing of the Company in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within thirty (30) days of the Initial Closing Date.

(iii) The Company shall have delivered to the Buyer a certificate, in the form acceptable to the Buyer, executed by the Secretary of the Company and each Subsidiary and dated as of the Initial Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Board of Directors in a form reasonably acceptable to the Buyer, (ii) the Certificate of Incorporation of the Company and (iii) the Bylaws of the Company, each as in effect at the Initial Closing.

(iv) Each and every representation and warranty of the Company shall be true and correct in all material respects as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that are qualified as to materiality or Material Adverse Effect which shall be true and correct in all respects and except for such representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date. The Buyer shall have received a certificate, duly executed by the Chief Executive Officer of the Company, dated as of the Initial Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer in the form acceptable to the Buyer.

(v) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(b) The obligation of the Buyer hereunder to purchase its Additional Notes and Additional Warrants at the Additional Closing is subject to the satisfaction, at or before the Additional Closing Date, of each of the following conditions, provided that these conditions are for the Buyer’s sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company and PubCo with prior written notice thereof:

(i) The Company, PubCo and each Subsidiary (as the case may be) shall have duly executed and delivered to the Buyer each of the Transaction Documents to which it is a party, the Company shall have duly executed and delivered to the Buyer (A) Additional Notes in such original principal amount as set forth in the Additional Closing Notice and (B) Warrants to initially acquire Warrant Shares representing the quotient received by dividing the original principal amount of the Additional Notes divided by $12.00, in each case, as being purchased by the Buyer at the Additional Closing pursuant to this Agreement.

(ii) PubCo shall have delivered to the Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form acceptable to the Buyer, which instructions shall have been delivered to and acknowledged in writing to the Transfer Agent.

(iii) The BC Parties shall have delivered to the Buyer a certificate evidencing the formation and good standing of each BC Party in each such entity’s jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within thirty (30) days of the Additional Closing Date.

(iv) Each BC Party shall have delivered to the Buyer a certified copy of its Certificate of Incorporation (or equivalent organizational document) as certified by the Delaware Secretary of State or other applicable office within thirty (30) days of the Additional Closing Date.

(v) Each BC Party shall have delivered to the Buyer a certificate, in the form acceptable to the Buyer, executed by the Secretary of such BC Party, and dated as of the Additional Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by such BC Party’s board of directors in a form reasonably acceptable to the Buyer, (ii) the Certificate of Incorporation of each BC Party and (iii) the Bylaws of each BC Party each as in effect at the Additional Closing.

(vi) Each and every representation and warranty of the Company shall be true and correct in all material respects as of the date when made and as of such Additional Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and PubCo and the Company, as applicable, shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by PubCo and the Company, as applicable, at or prior to the Additional Closing Date. The Buyer shall have received a certificate, duly executed by the Chief Executive Officer or other authorized officer of the Company and PubCo, as applicable, dated as of the Additional Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Buyer in the form acceptable to the Buyer. Any updated Disclosure Schedule delivered by the Company at or prior to the applicable Closing shall be for informational purposes only and shall not be deemed to amend or supplement the Disclosure Schedule, to cure any breach or inaccuracy of any representation or warranty or to otherwise affect the satisfaction of any condition set forth in this Section 7, in each case, unless expressly accepted in writing by the Buyer in its sole discretion.

(vii) The Company shall have obtained all governmental, regulatory or third party consents and approvals necessary for the sale of the Securities.

(viii) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents or the Business Combination Agreement.

(ix) The Buyer shall have received a letter on the letterhead of the Company, duly executed by the Chief Executive Officer of the Company, setting forth the wire amounts of the Buyer and the wire transfer instructions of the Company with respect to such Additional Closing (the “Additional Flow of Funds Letter”).

(x) The Business Combination Agreement shall not have been terminated.

(xi) No Event of Default (as defined in the Notes) (nor any event that, with the passage of time or the giving of notice, or both, would constitute an Event of Default) under any Note or any other Transaction Document shall have occurred or would result from the consummation of the Additional Closing or the Business Combination, and the Company shall have paid in full, when due, all interest and other amounts due and payable under the Notes and the other Transaction Documents through the Additional Closing Date.

8.	TERMINATION.

In the event that the Initial Closing shall not have occurred within twenty (20) Business Days of the date hereof, then the Buyer shall have the right to terminate its obligations under this Agreement with respect to itself at any time on or after the close of business on such date without liability of the Buyer to any other party; provided, however, (i) the right to terminate this Agreement under this Section 8 shall not be available to the Buyer if the failure of the transactions contemplated by this Agreement to have been consummated by such date is the result of the Buyer’s breach of this Agreement and (ii) the abandonment of the sale and purchase of the Notes and the Warrants shall be applicable only to the Buyer providing such written notice. In addition, the Buyer may terminate this Agreement with respect to its obligation to purchase Notes and Warrants at the Additional Closing if the Additional Closing has not occurred on or prior to the Maturity Date (as defined in the Private Company Note), as the same may be extended in accordance with the terms thereof. For the avoidance of doubt, all of the Company’s obligations under this Agreement and the other Transaction Documents with respect to the Notes issued at the Initial Closing shall survive any such termination by the Buyer of its obligation to purchase Notes and Warrants at the Additional Closing pursuant to the preceding sentence. Nothing contained in this Section 8 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

9.	MISCELLANEOUS.

(a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each of the Buyer and the Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Buyer or to enforce a judgment or other court ruling in favor of the Buyer (subject, however, to the Action Limitations and the Subordination Agreement). EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

(c) Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

(d) Severability; Maximum Payment Amounts. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s). Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document (and without implication that the following is required or applicable), it is the intention of the parties that in no event shall amounts and value paid by the Company and/or any of its Subsidiaries (as the case may be), or payable to or received by any of the Buyer, under the Transaction Documents (including without limitation, any amounts that would be characterized as “interest” under applicable law) exceed amounts permitted under any applicable law. Accordingly, if any obligation to pay, payment made to the Buyer, or collection by the Buyer pursuant to the Transaction Documents is finally judicially determined to be contrary to any such applicable law, such obligation to pay, payment or collection shall be deemed to have been made by mutual mistake of the Buyer, the Company and its Subsidiaries and such amount shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the applicable law. Such adjustment shall be effected, to the extent necessary, by reducing or refunding, at the option of the Buyer, the amount of interest or any other amounts which would constitute unlawful amounts required to be paid or actually paid to the Buyer under the Transaction Documents. For greater certainty, to the extent that any interest, charges, fees, expenses or other amounts required to be paid to or received by the Buyer under any of the Transaction Documents or related thereto are held to be within the meaning of “interest” or another applicable term to otherwise be violative of applicable law, such amounts shall be pro-rated over the period of time to which they relate.

(e) Entire Agreement; Amendments. This Agreement, the other Transaction Documents and the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all other prior oral or written agreements between the Buyer, any BC Party, any of their affiliates and Persons acting on their behalf, including, without limitation, any transactions by the Buyer with respect to Common Stock or the Securities, and the other matters contained herein and therein, and this Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein contain the entire understanding of the parties solely with respect to the matters covered herein and therein; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) have any effect on any agreements the Buyer has entered into with, or any instruments the Buyer has received from, any BC Party prior to the date hereof with respect to any prior investment made by the Buyer in any BC Party. For the avoidance of doubt, upon the consummation of the Initial Closing, the Framework Agreement shall be immediately and automatically cancelled and none of EigenQ or the Buyer shall have any obligations thereunder. Except as specifically set forth herein or therein, neither any BC Party nor the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. For clarification purposes, the Recitals are part of this Agreement. No provision of this Agreement or any other Transaction Document may be amended other than by an instrument in writing signed by the BC Parties and the Buyer, and any amendment to any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Buyer and holders of Securities, as applicable. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. Any exercise by the Buyer of any amendment, waiver, consent or other right shall be subject to the Action Limitations and the Subordination Agreement for so long as any Senior Note remains outstanding. Notwithstanding the foregoing, this Agreement and each other Transaction Document shall be deemed amended, waived or otherwise modified, without any action or consent of the Buyer or any other holder of Securities, to the extent provided in Section 12(b) of the Subordination Agreement, and the Buyer shall execute and deliver any instrument required pursuant to Section 12(b) of the Subordination Agreement. As a material inducement for the Buyer to enter into this Agreement, each BC Party expressly acknowledges and agrees that (x) no due diligence or other investigation or inquiry conducted by the Buyer, any of its advisors or any of its representatives shall affect the Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, such BC Party’s representations and warranties contained in this Agreement or any other Transaction Document and (y) unless a provision of this Agreement or any other Transaction Document is expressly preceded by the phrase “except as disclosed in the SEC Documents,” nothing contained in any of the SEC Documents shall affect the Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, such BC Party’s representations and warranties contained in this Agreement or any other Transaction Document.

(f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses and e-mail addresses for such communications shall be:

If to the Company, or PubCo following the Business Combination Closing:

EigenQ, Inc.

701 Brazos Street, Suite 1600
Austin, Texas 78701
Attention: Dr. José R. Rosas-Bustos; Dr. Jesse Van Griensven
Email: jose@eigenq.com; jesse@eigenq.com

With a copy (for informational purposes only) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Meredith Laitner, Esq.; David Landau, Esq.; Steven Mermelstein, Esq.
Telephone No.: (212) 370-1300
Email: mlaitner@egsllp.com; dlandau@egsllp.com; smermelstein@egsllp.com

If to PubCo before the Business Combination Closing:

Silicon Valley Acquisition Corp.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA 94301
Attention: Daniel Nash
Email: dnash@svacquisitioncorp.com

With a copy (for informational purposes only) to:

Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, New York 10017
Attention: Adam Namoury; Tricia Branker
E-mail:  adam.namoury@gtlaw.com; brankert@gtlaw.com

If to the Buyer:

[●]
[●]
[●]
Attention: [●], Administrator; [●], Organizer
Email: [●]; [●]

or to such other mailing address and/or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s e-mail containing the time, date and recipient’s e-mail or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by e-mail or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of any of the Notes. No BC Party shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holder, including, without limitation, by way of a Fundamental Transaction (as defined in the Warrants) (unless the applicable Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Warrants) or a Fundamental Transaction (as defined in the Notes) (unless the applicable Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes) . The Buyer may assign some or all of its rights hereunder in connection with any transfer of any of its Securities without the consent of the Company, in which event such assignee shall be deemed to be the Buyer hereunder with respect to such assigned rights.

(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Indemnitees referred to in Section 9(k).

(i) Survival. The representations, warranties, agreements and covenants shall survive each Closing. The Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

(j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby. Without limiting the foregoing, from and after the Business Combination Closing, PubCo shall cause the Company to, take all actions and execute and deliver all documents necessary or advisable to give full effect to the rights, preferences, privileges, remedies and expected economic benefits afforded to the Buyer under the Transaction Documents and the Business Combination, including the issuance, exchange, conversion, exercise, registration, listing and transfer of the Securities and the execution of the Registration Rights Agreement.

(k) Indemnification. In consideration of the Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of each BC Party’s other obligations under the Transaction Documents, each BC Party, severally, shall defend, protect, indemnify and hold harmless the Buyer and each holder of any Securities and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by any BC Party in any of the Transaction Documents, (ii) any breach of any covenant, agreement or obligation of any BC Party contained in any of the Transaction Documents or (iii) any cause of action, suit, proceeding or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of any BC Party) or which otherwise involves such Indemnitee that arises out of or results from (A) the execution, delivery, performance or enforcement of any of the Transaction Documents, (B) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, or (C) the status of the Buyer or holder of the Securities either as an investor in any BC Party pursuant to the transactions contemplated by the Transaction Documents or as a party to this Agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief). The Company will not be liable to the Buyer under this Agreement (y) for any settlement by the Buyer effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is primarily attributable to the Buyer’s breach of any of the representations, warranties, covenants or agreements made by the Buyer in this Agreement or in the other Transaction Documents. To the extent that the foregoing undertaking by a BC Party may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

(l) Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty. Each and every reference to share prices, shares of Common Stock and any other numbers in this Agreement that relate to the Common Stock shall be automatically adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions that occur with respect to the Common Stock after the date of this Agreement. Notwithstanding anything in this Agreement to the contrary, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty against, or a prohibition of, any actions with respect to the borrowing of, arrangement to borrow, identification of the availability of, and/or securing of, securities of the Company in order for the Buyer (or its broker or other financial representative) to effect short sales or similar transactions in the future.

(m) Remedies. Subject at all times to the Action Limitations and the Subordination Agreement, the Buyer and in the event of assignment the Buyer of its rights and obligations hereunder, each holder of Securities, shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law (subject to the consent of the Required Holder as set forth in the Notes and the PubCo Notes). Furthermore, each BC Party recognizes that in the event that it or any BC Party fails to perform, observe, or discharge any or all of its or such BC Party’s (as the case may be) obligations under the Transaction Documents, any remedy at law would be inadequate relief to the Buyers. Each BC Party therefore agrees that the Buyers shall be entitled to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The remedies provided in this Agreement and the other Transaction Documents shall be cumulative and in addition to all other remedies available under this Agreement and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief).

(n) Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer exercises a right, election, demand or option under a Transaction Document and any BC Party does not timely perform its related obligations within the periods therein provided, then the Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to such applicable BC Party, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

(o) Payment Set Aside; Currency. To the extent that a BC Party makes a payment or payments to the Buyer hereunder or pursuant to any of the other Transaction Documents or the Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to such BC Party, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred. Unless otherwise expressly indicated, all dollar amounts referred to in this Agreement and the other Transaction Documents are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Agreement and all other Transaction Documents shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

(p) Judgment Currency.

(i) If for the purpose of obtaining or enforcing judgment against any BC Party in connection with this Agreement or any other Transaction Document in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(p) referred to as the “Judgment Currency”) an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 9(p)(i)(2) being hereinafter referred to as the “Judgment Conversion Date”).

(ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(p)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(iii) Any amount due from any BC Party under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Transaction Document.

(q) [Intentionally Omitted].

[signature pages follow]

IN WITNESS WHEREOF, the Company, PubCo and the Buyer have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

COMPANY:

EIGENQ, INC.

By:
Name:
Title:

PUBCO AND SUCCESSOR PUBLIC COMPANY:

SILICON VALLEY ACQUISITION CORP.

By:
Name:
Title:

IN WITNESS WHEREOF, the Company, PubCo and the Buyer have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

BUYER:
[●]

By:	[●], ADMINISTRATOR

By:
Name:	[●]
Title:	General Manager of the Administrator

By: THE ORGANIZER OF THE SPV,
[●]

By:
Name:	[●]
Title:	Managing Member

Exhibit 10.2

THIS SUBORDINATED UNSECURED PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAW AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED BY ANY PERSON, INCLUDING A PLEDGEE, UNLESS (1) EITHER (A) A REGISTRATION STATEMENT WITH RESPECT TO THIS SUBORDINATED UNSECURED PROMISSORY NOTE SHALL BE EFFECTIVE UNDER THE ACT OR (B) THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS THEN AVAILABLE AND (2) THERE SHALL HAVE BEEN COMPLIANCE WITH APPLICABLE SECURITIES LAWS.

THIS PROMISSORY NOTE HAS BEEN ISSUED WITH A 10% ORIGINAL ISSUE DISCOUNT (“OID”). PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1), DR. JOSÉ R. ROSAS-BUSTOS, A REPRESENTATIVE OF THE COMPANY WILL, BEGINNING TEN DAYS AFTER THE ISSUE DATE OF THIS PROMISSORY NOTE, PROMPTLY MAKE AVAILABLE TO THE HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i). DR. JOSÉ R. ROSAS-BUSTOS MAY BE REACHED AT TELEPHONE NUMBER 807-700-6696.

EIGENQ, INC.

SUBORDINATED UNSECURED PROMISSORY NOTE

$2,413,333.33	New York, NY

No. 2026-002	October 19, 2026

EigenQ, Inc., a Delaware corporation (the “Company”), for value received, hereby promises to pay to [●], a Delaware limited liability company (the “Holder”), or the Holder’s successors or permitted assigns, the principal sum of $2,413,333.33, together with interest, in the manner provided herein. This Subordinated Unsecured Promissory Note (this “Unsecured Promissory Note”) is one of a series of subordinated unsecured promissory notes of the Company (collectively, the “Unsecured Promissory Notes”) issued pursuant to that certain Securities Purchase Agreement dated October 19, 2026 (as may be amended from time to time, the “Purchase Agreement”), by and among the Company, Silicon Valley Acquisition Corp. and the Holder. The terms of the Unsecured Promissory Notes (including this Unsecured Promissory Note) are and will be identical except as to the name of the Holder thereof, the issue date thereof and the original principal amount thereof. The Unsecured Promissory Notes shall rank equally without preference or priority of any kind over one another, and all payments of interest and principal, and all capitalizations of interest, with respect thereto shall be made or effected ratably in proportion to the outstanding principal balance represented by each Unsecured Promissory Note. The Company and Holder acknowledge that the initial principal sum of this Unsecured Promissory Note as of the issue date shall be as set forth above, which includes a Two Hundred Forty-One Thousand Three Hundred Thirty-Three Dollars and Thirty-Three Cents ($241,333.33) original issue discount. Capitalized terms not defined herein have the meanings ascribed to such terms in the Purchase Agreement.

1.  Maturity Date; Pre-Payment.

(a) Maturity Date. Unless earlier repaid or exchanged pursuant to Section 3, all amounts outstanding and unpaid under this Unsecured Promissory Note, including any PIK Interest Amounts (as defined below) added to the principal balance hereof and any then unpaid and accrued interest, plus a premium equal to 30% of the original principal amount of this Unsecured Promissory Note, shall be due and payable upon demand by the Holder on, or at any time following April 19, 2027 (the “Maturity Date”); provided, however, that the Maturity Date shall be automatically extended to July 19, 2027 if, as of the initial Maturity Date, (i) the Business Combination Agreement has not been terminated and (ii) the Outside Date (as defined in the Business Combination Agreement) is at least six (6) months following the extended Maturity Date. Any payment pursuant to this Unsecured Promissory Note is subject in all respects to the Subordination Agreement.

(b) Pre-Payment. Other than as specifically permitted by this Unsecured Promissory Note and the Subordination Agreement, this Unsecured Promissory Note may not be prepaid, without the written consent of the Required Holder (as defined below).

2. Interest.

The Company shall pay interest on the outstanding principal amount hereof (including any PIK Interest Amount added to the principal balance hereof), which shall accrue beginning on the issue date set forth above at a rate equal to (i) eight percent (8%) per annum for any interest paid in cash (the “Cash Interest Rate”) and (ii) ten percent (10%) per annum for any interest paid in kind by adding such accrued and unpaid interest to the outstanding principal balance of this Unsecured Promissory Note (the “PIK Interest Rate” and, together with the Cash Interest Rate, as applicable, the “Interest Rate”), in each case computed on the basis of the actual number of days elapsed and a year of 365 days from the issue date of this Unsecured Promissory Note until the principal amount and all interest accrued thereon are paid or exchanged, as provided herein. Interest shall be due and payable monthly in arrears on the last Business Day of each calendar month (each, an “Interest Payment Date”). On each Interest Payment Date, the Company may elect to pay the interest accrued during the applicable interest period either (A) in cash at the Cash Interest Rate or (B) in kind at the PIK Interest Rate by adding the amount of such accrued and unpaid interest (the “PIK Interest Amount”) to the outstanding principal balance of this Unsecured Promissory Note, whereupon such PIK Interest Amount shall constitute principal hereunder and thereafter shall bear interest as principal. The Company shall provide the Holder written notice of any election to pay interest in kind not less than five (5) Business Days before the applicable Interest Payment Date; provided that the Company may indicate in such written notice that the election contained therein shall apply to future Interest Payment Dates until revised by a subsequent written notice. Subject to the foregoing, if the Company fails to timely deliver such notice for any Interest Payment Date, the Company shall pay all interest due on such Interest Payment Date in cash at the Cash Interest Rate.

3. Conversion in Connection with Business Combination.

(a) Upon the Business Combination Closing, without any action on the part of the Holder, the Company or any other party to the Business Combination Agreement, the unpaid principal amount of this Unsecured Promissory Note (including any PIK Interest Amounts added thereto) together with any interest accrued but unpaid thereon as of the day prior to such Business Combination Closing (such aggregate amount of principal and interest, the “BC Conversion Amount”), shall automatically be exchanged for a Subordinated Unsecured Convertible Note of PubCo with an original principal amount equal to the BC Conversion Amount in substantially the form attached hereto as Exhibit A (the “PubCo Note”). For purposes of calculating the BC Conversion Amount, any interest accrued but unpaid as of the day prior to the Business Combination Closing with respect to the then-current interest period for which no election pursuant to Section 2 has been made shall be computed at the PIK Interest Rate.

(b) If this Unsecured Promissory Note is to be automatically exchanged pursuant to Section 3(a), written notice shall be delivered to the Holder notifying the Holder of the exchange to be effected, specifying the BC Conversion Amount and the date on which such exchange is expected to occur, provided that failure of such notice shall not impact the exchange of this Unsecured Promissory Note as provided herein. The Holder agrees to deliver the original of this Unsecured Promissory Note if issued in physical form (or a notice to the effect that the original Unsecured Promissory Note has been lost, stolen or destroyed and an agreement acceptable to the Company and PubCo whereby the Holder agrees to indemnify the Company and PubCo for any loss incurred by it in connection with this Unsecured Promissory Note) at the Business Combination Closing for cancellation; provided, however, that upon such Business Combination Closing, this Unsecured Promissory Note shall be deemed exchanged for the PubCo Note and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. Upon such exchange, the PubCo Note shall be an unsecured obligation of PubCo and shall remain expressly subordinated to the Senior Obligations in accordance with the Subordination Agreement.

4. Covenants.

(a) This Unsecured Promissory Note shall constitute an unsecured obligation of the Company and shall not be secured by any Lien on any asset of the Company or any Subsidiary, and this Unsecured Promissory Note and all obligations hereunder shall be expressly subordinated in right of payment, enforcement and otherwise to the Senior Notes and the Senior Obligations pursuant to the Subordination Agreement.

(b) The Company (i) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Unsecured Promissory Note; and (ii) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Holder by this Unsecured Promissory Note, but will suffer and permit the execution of every such power as though no such law has been enacted. Notwithstanding anything to the contrary in this Unsecured Promissory Note or any other Transaction Document, it is the intention of the Company and the Holder that the Holder shall never be entitled to receive, collect, reserve or apply, as interest on this Unsecured Promissory Note (or any other amount deemed to be interest under applicable law), any amount in excess of the maximum rate of interest permitted to be charged by applicable law (the “Maximum Lawful Rate”). If any provision of this Unsecured Promissory Note or any other Transaction Document would obligate the Company to pay interest at a rate exceeding the Maximum Lawful Rate, the interest rate payable hereunder shall automatically be reduced to the Maximum Lawful Rate, and any amount previously received by the Holder in excess of the Maximum Lawful Rate shall be applied to reduce the outstanding principal (without any prepayment premium or penalty) or, if the principal has been paid in full, promptly refunded to the Company. In determining whether the interest paid or payable, under any specific contingency, exceeds the Maximum Lawful Rate, the Company and the Holder shall, to the extent permitted by applicable law, (i) characterize any non-principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate and spread the total amount of interest throughout the entire term of this Unsecured Promissory Note so that the interest rate is uniform throughout such term. Notwithstanding the foregoing waivers, nothing in this Section 4(b) is intended to, or shall be construed to, waive any right of the Company that may not be waived as a matter of applicable law.

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(c) The Company shall use reasonable best efforts to cause each of the conditions precedent to the Business Combination Closing set forth in the Business Combination Agreement to be satisfied and shall not take, or omit to take, any action that would give either party the right to terminate the Business Combination Agreement or that would otherwise result in the failure of any condition precedent to the Business Combination Closing to be satisfied; provided nothing herein shall require the Company to waive the breach or default of any other party under the Business Combination Agreement.

(d) Until this Unsecured Promissory Note has been paid or otherwise satisfied in accordance with its terms, the Company shall maintain unrestricted cash and cash equivalents of at least $7,500,000 at all times and at least $10,000,000 as of the last day of each fiscal quarter of the Company.

(e) The Company shall comply in all respects with the covenants set forth in Section 4(g) of the Senior Promissory Notes (as in effect on the date hereof and as amended from time to time in accordance with the Senior Transaction Documents). Notwithstanding the foregoing, (i) no consent, approval or waiver of the Holder or the Required Holder shall be required under this Section 4(e) with respect to any action permitted under, or consented to or waived by the Senior Required Holder under, the Senior Promissory Notes, and any such consent or waiver by the Senior Required Holder shall be equally effective for purposes of this Section 4(e), and (ii) any breach of this Section 4(e) shall be subject in all respects to Section 5(d) and the Subordination Agreement.

5. Rights Upon Event of Default.

(a) Upon the occurrence and during the continuance of an Event of Default, if elected by the Required Holder, all amounts outstanding and unpaid under this Unsecured Promissory Note, including any PIK Interest Amounts added to the principal balance hereof and any then unpaid and accrued interest, together with an additional premium equal to forty percent (40%) of the original principal amount of this Unsecured Promissory Note, shall become due and payable without any notice, declaration, or other act on the part of the Holder. Upon the occurrence and during the continuance of an Event of Default, subject to Section 5(d) below, the Holder may exercise any or all of its rights, powers, or remedies under applicable law. If any amount payable hereunder is not paid when due, whether at stated maturity, by acceleration, or otherwise, such overdue amount shall bear interest at a rate equal to the applicable Interest Rate plus five percentage points (5%), stepping up to 10% after 90 calendar days from the date of such non-payment until such amount is paid in full. Notwithstanding the foregoing, for so long as any Senior Note remains outstanding, any acceleration, demand for payment or exercise of remedies pursuant to this Section shall be subject to Section 5(d) and the Subordination Agreement.

(b) As used herein, an “Event of Default” shall mean the occurrence of any one of the following events, which, in the case of clause (A) below, is not cured by the Company within ten (10) days following such Event of Default, unless the Required Holder has waived such Event of Default by delivery of written notice of such waiver to the Company: (A) a breach of any representation, warranty, covenant or agreement of the Company contained in the Purchase Agreement, this Unsecured Promissory Note or any other Transaction Document; (B) failure to pay any amount of principal or interest due hereunder when due (including by exchange in connection with the Business Combination Closing) and if such failure remains uncured for a period of at least five (5) Business Days; (C) entry of a decree or order by a court having jurisdiction adjudging the Company bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company, under federal bankruptcy law, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) days; or (D) the commencement by the Company of a voluntary case under federal bankruptcy law, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, or other similar law, or the consent by the Company to the institution of bankruptcy or insolvency proceedings against it, or the filing by the Company of a petition or answer or consent seeking reorganization or relief under federal bankruptcy law or any other applicable federal or state law, or the consent by the Company to the filing of such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of the property of the Company, or the making by the Company of an assignment for the benefit of creditors, or the admission by the Company in writing of its inability to pay its debts generally as they become due, or the discontinuance of the business, dissolution, winding up, liquidation or cessation of the existence by or of the Company, or the taking of corporate action by the Company in furtherance of any such action; (E) the adoption by the Company’s Board or stockholders of any resolution for the liquidation, dissolution or winding up of the Company; (F) the Company fails to pay when due any of its Indebtedness (other than Indebtedness arising under this Unsecured Promissory Note), or any interest or premium thereon, when due and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness; (G) one or more judgments or decrees in an aggregate principal amount in excess of $1,000,000 shall be entered against the Company and all of such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 30 days from the entry thereof; (H) there shall have occurred any Material Adverse Effect; or (I) the Business Combination Agreement is terminated, canceled or otherwise ceases to be in full force and effect; provided that, for so long as any Senior Note remains outstanding, the consequences of an Event of Default under clause (I) shall be subject in all respects to Section 5(d) and the Subordination Agreement.

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(c) Upon the occurrence of an Event of Default, the Company shall promptly, and in any event within two (2) Business Days after the occurrence of such Event of Default, deliver written notice thereof to the Holder.

(d) Notwithstanding anything herein to the contrary, for so long as any Senior Note remains outstanding, neither the Holder nor the Required Holder shall (i) declare or enforce any Event of Default, accelerate or demand immediate payment of this Unsecured Promissory Note, commence any suit, action or proceeding to collect or enforce this Unsecured Promissory Note, or exercise any other remedy arising from an Event of Default unless the Senior Required Holder has taken a substantially similar action with respect to the Senior Notes, and then only to substantially the same extent and subject in all respects to the Subordination Agreement, or (ii) otherwise take any affirmative enforcement action inconsistent with the action taken by the Senior Required Holder. Any action taken in violation of this Section 5(d) shall be null and void ab initio. The Senior Required Holder may waive any Event of Default under the Senior Notes without creating any independent right of the Holder to enforce this Unsecured Promissory Note.

6. General.

(a) Successors and Assigns. This Unsecured Promissory Note, and the obligations and rights of the Company hereunder, shall be binding upon and inure to the benefit of the Company, the Holder, and their respective successors and assigns.

(b) Subordination; Unsecured Status. This Unsecured Promissory Note is an unsecured obligation of the Company, and no Holder has been granted any Lien or security interest in any asset of the Company or any Subsidiary to secure this Unsecured Promissory Note. This Unsecured Promissory Note and all obligations hereunder are expressly subordinated in right of payment, enforcement and otherwise to the Senior Notes and the Senior Obligations. In the event of any conflict between this Unsecured Promissory Note and the Subordination Agreement, the Subordination Agreement shall control.

(c) Amendment; Waiver; Notice. Any provision of this Unsecured Promissory Note and the other Unsecured Promissory Notes may be amended, waived or modified upon the written consent of the Company and the Required Holder, and any such amendment, waiver or modification shall be binding upon the Holder and each holder of the other Unsecured Promissory Notes and their respective transferees and assigns; provided that no amendment, waiver or modification may (i) impose any additional obligation or liability on a Holder without such Holder’s consent, (ii) disproportionately and adversely affect a Holder relative to the other holders without such Holder’s consent, or (iii) amend, waive or modify any provision relating to the subordination of this Unsecured Promissory Note, the unsecured status hereof, the priority or payment of the Senior Obligations, or the limitations on enforcement by the Holder, in each case without the prior written consent of the Senior Required Holder to the extent required by the Subordination Agreement. Notwithstanding the foregoing, this Unsecured Promissory Note and each other Unsecured Promissory Note shall be deemed amended, waived or otherwise modified, without any action or consent of the Holder or the Required Holder, to the extent provided in Section 12(b) of the Subordination Agreement, and the Holder shall execute and deliver any instrument required pursuant to Section 12(b) of the Subordination Agreement. Notices shall be governed by the terms of Section 9(f) of the Purchase Agreement.

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(d) Transfer. The terms and conditions of this Unsecured Promissory Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Holder. Notwithstanding the foregoing, the Company may not assign or transfer any of its rights, or delegate any of its obligations, hereunder to another Person without the prior written consent of the Required Holder.

(e) Governing Law. The provisions of Section 9(a) of the Purchase Agreement are incorporated herein by reference and made a part hereof mutatis mutandis.

(f) Severability. If one or more provisions of this Unsecured Promissory Note are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Unsecured Promissory Note and the balance of the Unsecured Promissory Note shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

(g) Counterparts. This Unsecured Promissory Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including PDF) or other transmission method complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com), and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(h) Absolute Obligation. No provision of this Unsecured Promissory Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal amount of this Unsecured Promissory Note, and accrued but unpaid interest thereon, in each case, at the times, place, and rate, and in the coin or currency, herein prescribed. This Unsecured Promissory Note is a direct debt obligation of the Company and is an absolute obligation to pay. All payments hereunder shall be made without setoff, counterclaim or defense of any kind whatsoever. The foregoing is subject in all respects to the Subordination Agreement and shall not permit any payment or enforcement action prohibited thereby.

7. Intentionally Omitted.

8. Certain Definitions.

For purposes of this Unsecured Promissory Note, the following terms shall have the following meanings:

(a) “Anchor Purchase Agreement” means that certain Securities Purchase Agreement, dated as of September 17, 2026, by and among the Company, Silicon Valley Acquisition Corp. and the investors party thereto, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

(b) “Business Days” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

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(c) “Person” means an individual, a limited liability company, a limited liability partnership, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(d) “Required Holder” means the Holder of this Unsecured Promissory Note; provided that any action by the Required Holder shall be subject to Section 5(d) and the Subordination Agreement for so long as any Senior Note remains outstanding.

(e) “Senior Notes” means, collectively, the Senior Promissory Notes and the senior secured convertible notes of the Successor Public Company issued in exchange therefor pursuant to the Anchor Purchase Agreement, including notes issued in exchange therefor, as amended, restated, supplemented, refinanced or replaced from time to time in accordance with the Senior Transaction Documents.

(f) “Senior Obligations” means all principal, interest, premiums, redemption amounts, fees, expenses, indemnities and other obligations owing from time to time under or in connection with the Senior Notes and the Senior Transaction Documents.

(g) “Senior Promissory Notes” means the secured promissory notes of the Company issued pursuant to the Anchor Purchase Agreement, as amended, restated, supplemented, refinanced or replaced from time to time in accordance with the Senior Transaction Documents.

(h) “Senior Required Holder” means the “Required Holder” under the Anchor Purchase Agreement and the Senior Notes, as such Person may change from time to time in accordance with the Senior Transaction Documents.

(i) “Senior Purchase Agreement” means the Anchor Purchase Agreement.

(j) “Senior Transaction Documents” means the Anchor Purchase Agreement, the Senior Notes and the security, guaranty and other transaction documents entered into in connection therewith, as amended from time to time in accordance with their terms.

(k) “Subordination Agreement” means that certain Subordination Agreement, dated as of October 19, 2026, among the Company, the Holder and the Senior Required Holder and/or the collateral agent for the holders of the Senior Notes, as amended from time to time in accordance with its terms.

(Remainder of Page Intentionally Left Blank; Signature Page Follows)

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IN WITNESS WHEREOF, this Unsecured Promissory Note has been executed and delivered as a sealed instrument on the date first above written by the duly authorized representatives of the parties.

COMPANY:

EIGENQ, INC.

By:
Name:
Title:

Accepted and Acknowledged:

[●] (THE “SPV”)

By: [●], ADMINISTRATOR

By:
Name:	[●]
Title:	General Manager of the Administrator

Email:	[●]

Address:	[●]

[●]

By: THE ORGANIZER OF THE SPV,

[●]

By:
Name:	[●]
Title:	Managing Member

Address/Contact Info for Notice Purposes:

[●] [●]

Email:	[●]

EXHIBIT A

FORM OF PUBCO NOTE

Exhibit 10.3

Warrant To Purchase Common Stock

Warrant No.: 002

Date of Issuance: October 19, 2026 (“Issuance Date”)

EigenQ, Inc., a Delaware corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [●], the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon exercise of this Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued upon transfer or replacement hereof, the “Warrant”), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York time, on the Expiration Date (as defined below), 201,111 (subject to adjustment as provided herein) fully paid and non-assessable shares of Common Stock (as defined below) (the “Warrant Shares”, and such number of Warrant Shares, the “Warrant Number”). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 17 and capitalized terms used herein but not otherwise defined herein shall have the respective meanings given such terms in the Securities Purchase Agreement. This Warrant is one of the Initial Warrants (as defined in the SPA, and as hereinafter used, collectively, the “Warrants”) issued directly by the Company pursuant to that certain Securities Purchase Agreement, dated as of October 19 , 2026 (the “Subscription Date”), by and among the Company, Silicon Valley Acquisition Corp. and [●], as amended from time to time (the “Securities Purchase Agreement”). For the avoidance of doubt, upon the consummation of the Business Combination Closing (as defined in the Securities Purchase Agreement), this Warrant shall be exchanged for a warrant to purchase the publicly traded common stock or equivalent equity securities of the Successor Entity or its Parent Entity in accordance with the Securities Purchase Agreement in substantially the form attached hereto as Exhibit C.

1. EXERCISE OF WARRANT.

(a) Mechanics of Exercise. Subject to the terms and conditions hereof, this Warrant may be exercised by the Holder on any day on or after the Issuance Date (an “Exercise Date”), in whole or in part, by delivery (whether via email attachment or otherwise) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant. Within three (3) Business Days following an exercise of this Warrant as aforesaid, the Holder shall deliver payment to the Company of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Warrant Shares as to which this Warrant was so exercised (the “Aggregate Exercise Price”) in cash or via wire transfer of immediately available funds if the Holder did not notify the Company in such Exercise Notice that such exercise was made pursuant to a Cashless Exercise (as defined in Section 1(d)). The Holder shall not be required to deliver the original of this Warrant in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original of this Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. Execution and delivery of an Exercise Notice for all of the then-remaining Warrant Shares shall have the same effect as cancellation of the original of this Warrant after delivery of the Warrant Shares in accordance with the terms hereof. Within three (3) Business Days following the date on which the Company has received an Exercise Notice, the Company shall transmit by electronic mail an acknowledgment of confirmation of receipt of such Exercise Notice, in the form attached hereto as Exhibit B, to the Holder. Within five (5) Business Days after the Company’s receipt of the Exercise Notice and, in the case of a Cash Exercise, the Aggregate Exercise Price (or, in the case of a Cashless Exercise, a valid notice of Cashless Exercise), the Company shall issue and deliver to the Holder or its designee at the address specified in the Exercise Notice a stock certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of an Exercise Notice and, in the case of a Cash Exercise, payment of the Aggregate Exercise Price, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised irrespective of the date of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise and upon surrender of this Warrant to the Company by the Holder, then, at the request of the Holder, the Company shall as soon as practicable and in no event later than five (5) Business Days after such exercise and at its own expense, issue and deliver to the Holder or its designee a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses that may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant, but shall not be responsible for any taxes payable by the Holder in connection with a transfer of Warrant Shares. Notwithstanding the foregoing, the Company’s failure to deliver the stock certificate representing the Warrant Shares to the Holder on or prior to the date that is five (5) Business Days after the Company’s receipt of the applicable Exercise Notice and, in the case of a Cash Exercise, the Aggregate Exercise Price (or, in the case of a Cashless Exercise, a valid notice of Cashless Exercise) (such date, the “Share Delivery Date”) shall constitute a failure to timely deliver securities under Section 1(c).

(b) Exercise Price. For purposes of this Warrant, “Exercise Price” means $12.00, subject to adjustment as provided herein.

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(c) Company’s Failure to Timely Deliver Securities. If the Company fails to issue and deliver stock certificates representing the applicable Warrant Shares on or before the applicable Share Delivery Date, the Holder may, by written notice to the Company, rescind the applicable Exercise Notice in whole or in part and retain or have returned, as applicable, any portion of this Warrant that was not exercised pursuant to such Exercise Notice. Upon such rescission, the Company shall promptly return to the Holder any Aggregate Exercise Price paid with respect to the rescinded portion. The Holder’s right to rescind is in addition to all other remedies available at law or in equity, including specific performance and injunctive relief with respect to the Company’s failure to issue and deliver the stock certificates as required by this Warrant.

(d) Cashless Exercise. Notwithstanding anything contained herein to the contrary, the Holder may, in its sole discretion, at any time exercise this Warrant in whole or in part by means of a Cashless Exercise, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, and elect instead to receive upon such exercise the “Net Number” of Warrant Shares determined according to the following formula (a “Cashless Exercise”):

Net Number = (A x B) - (A x C)
                     B

For purposes of the foregoing formula:

A= the total number of shares with respect to which this Warrant is then being exercised.

B = the Fair Market Value per share as of the date of the applicable Exercise Notice, as determined in good faith by the Board of Directors of the Company.

C = the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

(e) Disputes. In the case of a dispute as to the determination of the Exercise Price, the arithmetic calculation of the number of Warrant Shares to be issued pursuant to the terms hereof, or the determination of Fair Market Value, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 13.

(f) Intentionally Omitted.

(g) Reservation of Shares.

(i) Required Reserve Amount. So long as this Warrant remains outstanding, the Company shall at all times keep reserved for issuance under this Warrant a number of shares of Common Stock at least equal to 200% of the maximum number of shares of Common Stock as shall be necessary to satisfy the Company’s obligation to issue shares of Common Stock under the Warrants then outstanding at the lower of $5.00 and the Exercise Price (as defined in the Warrants) then in effect (without regard to any limitations on exercise) (the “Required Reserve Amount”); provided that at no time shall the number of shares of Common Stock reserved pursuant to this Section 1(g)(i) be reduced other than proportionally in connection with any exercise or redemption of Warrants or such other event covered by Section 2(a) below. The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the holders of the Warrants based on number of shares of Common Stock issuable upon exercise of Warrants held by each holder on the Closing Date (without regard to any limitations on exercise) or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Warrants, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Warrants shall be allocated to the remaining holders of Warrants, pro rata based on the number of shares of Common Stock issuable upon exercise of the Warrants then held by such holders (without regard to any limitations on exercise).

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(ii) Insufficient Authorized Shares. If, notwithstanding Section 1(g)(i) above, and not in limitation thereof, at any time while any of the Warrants remain outstanding, the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall promptly take all action necessary under applicable law and its governing documents to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for all the Warrants then outstanding, including seeking stockholder approval if required. The Company shall use its best efforts to cause any such increase to become effective as soon as practicable. If the Company is prohibited from issuing shares of Common Stock upon an exercise of this Warrant because it does not have sufficient authorized and unreserved shares, the Company shall promptly notify the Holder and shall issue the applicable Warrant Shares as soon as sufficient authorized and unreserved shares become available. Nothing contained in this Section 1(g) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement or any other remedy available to the Holder.

2. Warrant adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 2.

(a) Stock Dividends and Splits. Without limiting any provision of Section 2(b), Section 3 or Section 4, if the Company, at any time on or after the Issuance Date, (i) pays a stock dividend on one or more classes of its then outstanding shares of Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding shares of Common Stock into a larger number of shares or (iii) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that an Exercise Price is calculated hereunder, then the calculation of such Exercise Price shall be adjusted appropriately to reflect such event.

(b) Adjustment of Exercise Price upon Issuance of Common Stock, Options or Convertible Securities. If and whenever on or after the Issuance Date the Company sells or grants any option to purchase or sells or grants any right to reprice, enters into any or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any shares of Common Stock, Options or Convertible Securities entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Exercise Price, or the conversion, exercise or exchange price of, or the consideration payable upon conversion, exercise or exchange of, any outstanding Options or Convertible Securities is reduced, reset or repriced (whether pursuant to the terms thereof, by amendment, waiver or otherwise, and whether or not such Options or Convertible Securities were granted, issued or sold prior to, on or after the Issuance Date or constituted Excluded Securities when granted, issued or sold) such that shares of Common Stock may thereafter be acquired thereunder at an effective price per share that is lower than the then Exercise Price (such issuances, reductions, resets and repricings collectively, a “Dilutive Issuance”) (if the holder of the Common Stock, Options or Convertible Securities so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance), then the Exercise Price shall be reduced to equal the Base Exercise Price (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions following the date of the Securities Purchase Agreement).

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For purposes of this Section 2(b), “Dilutive Issuance Date” means, with respect to any Dilutive Issuance, the date on which the Company sells, grants or otherwise disposes of or issues the applicable shares of Common Stock, Options or Convertible Securities or on which the applicable reduction, reset or repricing becomes effective. “Base Exercise Price” means, with respect to any Dilutive Issuance, the effective price per share at which such Common Stock, Options or Convertible Securities were issued, granted, sold or otherwise disposed of or, in the case of any reduction, reset or repricing, the effective price per share at which shares of Common Stock may be acquired thereunder after giving effect thereto. The Exercise Price shall be reduced to the Base Exercise Price upon the sale, grant or other disposition of such securities or the effectiveness of such reduction, reset or repricing.

Notwithstanding the foregoing, no adjustment will be made under this Section 2(b) in respect of Excluded Securities, and no adjustment pursuant to this Section 2(b) shall be made if such adjustment would result in an increase of the Exercise Price then in effect. If the Company enters into a Variable Rate Transaction (as defined in the Securities Purchase Agreement), despite the prohibition set forth in the Securities Purchase Agreement, the Company shall be deemed to have granted, issued or sold Options or Convertible Securities at the lowest possible conversion, exercise or exchange price at which such securities may be converted, exercised or exchanged, and the Base Exercise Price with respect thereto shall be such deemed price.

The Company shall notify the Holder in writing, no later than two (2) Business Days following the granting, issuance or sale of any shares of Common Stock, Options or Convertible Securities subject to this Section 2(b) (such notice, a “Dilutive Issuance Notice”), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms, and setting forth the Base Exercise Price. For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 2(b), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Warrant Shares based upon the Base Exercise Price on or after the date of such Dilutive Issuance, regardless of whether the Holder accurately refers to the Base Exercise Price in the Exercise Notice.

(i) Record Date. If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

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(c) Intentionally Omitted.

(d) Other Events. In the event that the Company (or any Subsidiary (as defined in the Securities Purchase Agreement)) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Exercise Price and the number of Warrant Shares (if applicable) so as to protect the rights of the Holder, provided that no such adjustment pursuant to this Section 2(d) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2, provided further that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Company’s board of directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding absent manifest error and whose fees and expenses shall be borne by the Company.

(e) Calculations. All calculations under this Section 2(e) shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issuance or sale of Common Stock.

(f) Voluntary Adjustment By Company. The Company may at any time during the term of this Warrant, with the prior written consent of the Required Holder (as defined in the Securities Purchase Agreement), reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

(g) Number of Warrant Shares. Upon the date of any adjustment to the Exercise Price pursuant to this Section 2 (an “Adjustment Event”), the number of Warrant Shares issuable upon exercise of this Warrant shall be automatically adjusted such that, immediately following such Adjustment Event, such number shall equal (I) the quotient of (A) the product of (1) the number of Warrant Shares issuable upon exercise of this Warrant as of the Issuance Date hereof multiplied by (2) the Exercise Price in effect on the Issuance Date divided by (B) the Exercise Price in effect immediately following such Adjustment Event, minus (II) the aggregate number of Warrant Shares theretofore issued pursuant to any exercise of this Warrant (as appropriately adjusted for any share split, share dividend, share combination, recapitalization or similar event occurring after any such exercise), in each case without regard to any limitations on exercise contained herein.

3. RIGHTS UPON DISTRIBUTION OF ASSETS. In addition to any adjustments pursuant to Section 2 above or Section 4 below, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution.

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4. FUNDAMENTAL TRANSACTIONS.

(a) Intentionally Omitted.

(b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents (as defined in the Securities Purchase Agreement) in accordance with the provisions of this Section 4(b) pursuant to written agreements in form and substance satisfactory to the Required Holder and approved by the Required Holder prior to such Fundamental Transaction, including agreements to deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, which is exercisable for a corresponding number of shares of capital stock equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such adjustments to the number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction). Upon the consummation of each Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of the applicable Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of each Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Section 3 above, which shall continue to be receivable thereafter)) issuable upon the exercise of the Warrant prior to the applicable Fundamental Transaction, such shares of common stock or equivalent equity securities of the Successor Entity (including its Parent Entity, if applicable) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant), as adjusted in accordance with the provisions of this Warrant. Notwithstanding the foregoing, the Required Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 4(b) to permit the Fundamental Transaction without the assumption of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of each Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Section 3 above, which shall continue to be receivable thereafter)) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant) (the “Alternate Consideration”). If holders of Common Stock are given a choice as to the securities, cash or property to be received in such Fundamental Transaction, the Holder shall be given the same choice as to the Alternate Consideration it receives. Provision made pursuant to this paragraph shall be in a form and substance reasonably satisfactory to the Holder.

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(c) Intentionally Omitted.

(d) Application. The provisions of this Section 4 shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied as if this Warrant and any subsequent warrants were fully exercisable and without regard to any limitations on the exercise of this Warrant.

5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation (as defined in the Securities Purchase Agreement), Bylaws (as defined in the Securities Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the exercise of this Warrant. Notwithstanding anything herein to the contrary, if after the sixty (60) calendar day anniversary of the Issuance Date, the Holder is not permitted to exercise this Warrant in full for any reason (other than pursuant to restrictions set forth in Section 1(f) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit such exercise into shares of Common Stock.

6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in its capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in its capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which it is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

7. REISSUANCE OF WARRANTS.

(a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

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(b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, no warrants for fractional shares of Common Stock shall be given.

(d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of shares of Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company will give written notice to the Holder (i) promptly upon each adjustment of the Exercise Price and the number of Warrant Shares, setting forth in reasonable detail, and certifying, the calculation of such adjustment(s), (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Common Stock, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, (iii) at least ten (10) Business Days prior to the consummation of any Fundamental Transaction and (iv) within one (1) Business Day of the occurrence of an Event of Default (as defined in the Notes), setting forth in reasonable detail any material events with respect to such Event of Default and any efforts by the Company to cure such Event of Default. It is expressly understood and agreed that the time of execution specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company.

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9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holder. All obligations of the Company to pay cash under or in respect of this Warrant constitute Subordinated Debt (as defined in the Subordination Agreement (as defined in the Securities Purchase Agreement)) and are subject in all respects to the Subordination Agreement. Notwithstanding the foregoing, this Warrant shall be deemed amended, waived or otherwise modified, without any action or consent of the Holder or the Required Holder, to the extent provided in Section 12(b) of the Subordination Agreement, and the Holder shall execute and deliver any instrument required pursuant to Section 12(b) of the Subordination Agreement. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

10. SEVERABILITY. If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

11. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address set forth in Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

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12. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant. Terms used in this Warrant but defined in the other Transaction Documents shall have the meanings ascribed to such terms on the Closing Date (as defined in the Securities Purchase Agreement) in such other Transaction Documents unless otherwise consented to in writing by the Holder.

13. DISPUTE RESOLUTION

(a) Submission to Dispute Resolution.

(i) In the case of a dispute relating to the Exercise Price, the arithmetic calculation of the number of Warrant Shares, or the determination of Fair Market Value (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via email (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder, at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Exercise Price, such arithmetic calculation or such Fair Market Value (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Company may, at its sole option, select an independent, reputable investment bank reasonably satisfactory to the Holder to resolve such dispute.

(ii) The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 13 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Company selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

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(iii) The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Required Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 13 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under the rules then in effect under § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that the Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 13, (ii) a dispute relating to the Exercise Price includes, without limitation, disputes as to (A) whether an issuance or sale or deemed issuance or sale of Common Stock occurred under Section 2(b), (B) the consideration per share at which an issuance or deemed issuance of Common Stock occurred, (C) whether any issuance or sale or deemed issuance or sale of Common Stock was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes an Option or Convertible Security and (E) whether a Dilutive Issuance occurred, (iii) the terms of this Warrant and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute (including, without limitation, determining (A) whether an issuance or sale or deemed issuance or sale of Common Stock occurred under Section 2(b), (B) the consideration per share at which an issuance or deemed issuance of Common Stock occurred, (C) whether any issuance or sale or deemed issuance or sale of Common Stock was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes an Option or Convertible Security and (E) whether a Dilutive Issuance occurred) and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Warrant and any other applicable Transaction Documents, (iv) the Holder (and only the Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 13 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 13 and (v) nothing in this Section 13 shall limit the Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 13).

14. REMEDIES, CHARACTERIZATION, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue any damages or other relief to which the Holder may be entitled under applicable law for any failure by the Company to comply with the terms of this Warrant. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, exercises and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The issuance of shares and certificates for shares as contemplated hereby upon the exercise of this Warrant shall be made without charge to the Holder or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the Holder or its agent on its behalf.

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15. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If this Warrant is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Warrant or to enforce the provisions of this Warrant, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, reasonable attorneys’ fees and disbursements.

16. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company.

17. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(b) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee”  or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(c) “Common Stock” means the Company’s shares of common stock, $0.00001 par value per share, and any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(d) “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

(e) “Excluded Securities” has the meaning given such term in the Securities Purchase Agreement, mutatis mutandis.

(f) “Expiration Date” means the date that is the fifth (5th) anniversary of the Issuance Date or, if such date falls on a day other than a Business Day, the next Business Day.

(g) “Fair Market Value” means the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Company.

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(h) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates, in one or more related transactions, (i) consolidate or merge with or into another Person, whether or not the Company is the surviving corporation, (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to one or more Persons, (iii) make, or allow one or more Persons to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Persons making, a purchase, tender or exchange offer that is accepted by the holders of at least 50% of the outstanding shares of Common Stock, (iv) consummate a stock or share purchase agreement or other business combination, including a reorganization, recapitalization, spin-off or scheme of arrangement, with one or more Persons whereby such Person or Persons acquire at least 50% of the outstanding shares of Common Stock, or (v) reorganize, recapitalize or reclassify its Common Stock, or (B) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates, in one or more related transactions, allow any Person or Group to become the owner, directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise, of either (x) at least 50% of the aggregate voting power represented by issued and outstanding Common Stock or (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Person or Group to effect a transaction requiring other stockholders of the Company to surrender their shares of Common Stock without approval of the stockholders of the Company, or (C) directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into of any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition, in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with its terms to the extent necessary to correct any defect or inconsistency with the intended treatment of such instrument or transaction.

(i) “Group” means two or more Persons acting together for the purpose of acquiring, holding, voting or disposing of shares of Common Stock.

(j) “Notes” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all notes issued in exchange therefor or replacement thereof.

(k) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(l) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and, if there is more than one such Person or Parent Entity, the entity whose equity securities are received by holders in the applicable Fundamental Transaction or, if none, the highest-level controlling entity.

(m) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(n) “Successor Entity” means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

[signature page follows]

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IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Stock to be duly executed as of the Issuance Date set out above.

EIGENQ, INC.

By:
	Name:	Dr. José R. Rosas-Bustos
	Title:	Chief Executive Officer

Accepted and Acknowledged:

HOLDER:

[●]

By: [●], ADMINISTRATOR

By:
Name:	[●]
Title:	General Manager of the Administrator

By: THE ORGANIZER OF THE SPV,
[●]

By:
Name:	[●]
Title:	Managing Member

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON STOCK

EIGENQ, INC.

The undersigned holder hereby elects to exercise the Warrant to Purchase Common Stock No. 002 (the “Warrant”) of EigenQ, Inc., a Delaware corporation (the “Company”), as specified below. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Form of Exercise Price. The Holder intends that payment of the Aggregate Exercise Price shall be made as:

a “Cash Exercise” with respect to _________________ Warrant Shares; and/or a “Cashless Exercise” with respect to _______________ Warrant Shares.

In the event that the Holder has elected a Cashless Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder hereby represents and warrants that this Exercise Notice was executed by the Holder on the date set forth below.

2. Payment of Exercise Price. In the event that the Holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares. The Company shall deliver to Holder, or its designee or agent as specified below, a stock certificate representing __________ shares of Common Stock in accordance with the terms of the Warrant. Delivery shall be made to Holder, or for its benefit, as follows:

Issue certificate in the following name and address:

Issue to:

Date:	_____________ __,

________________________
Name of Registered Holder

By:
Name:
Title:

Tax ID:
Facsimile:
E-mail Address:

EXHIBIT B

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby agrees to issue and deliver the above indicated number of shares of Common Stock to the Holder in accordance with the terms of the Warrant.

EIGENQ, INC.

By:
Name:
Title:

EXHIBIT C

FORM OF PUBCO WARRANT

Exhibit 10.4

[FORM OF SUBORDINATED UNSECURED CONVERTIBLE NOTE]

THIS NOTE HAS BEEN ISSUED WITH A 10% ORIGINAL ISSUE DISCOUNT. PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1), ___________, A REPRESENTATIVE OF THE COMPANY WILL, BEGINNING TEN DAYS AFTER THE ISSUANCE DATE OF THIS NOTE, PROMPTLY MAKE AVAILABLE TO THE HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i). ________________ MAY BE REACHED AT TELEPHONE NUMBER _______________.

EigenQ Holdings, Inc.

SUBORDINATED UNSECURED CONVERTIBLE NOTE

Issuance Date: [●]	Original Principal Amount: U.S. $[●]

FOR VALUE RECEIVED, EigenQ Holdings, Inc., a Delaware corporation (the “Company”), hereby promises to pay to the order of [●] or its registered assigns (“Holder”) the amount set forth above as the Original Principal Amount (as reduced in accordance with the terms hereof whether pursuant to conversion, redemption or otherwise or as increased by any PIK Interest Amount (as defined below), the “Principal”) when due, whether upon the Maturity Date, or upon acceleration, or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at the applicable Interest Rate (as defined below) from the date set forth above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon the Maturity Date or upon acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Subordinated Unsecured Convertible Note (including all Subordinated Unsecured Convertible Notes issued in exchange, transfer or replacement hereof, this “Note”) is one of an issue of Subordinated Unsecured Convertible Notes issued in exchange for the Subordinated Unsecured Promissory Notes (the “Private Company Notes”) of EigenQ, Inc., a Delaware corporation (the “Private Company”), upon the Business Combination Closing, which Private Company Notes were originally issued pursuant to the Securities Purchase Agreement, dated as of [●], 2026 (the “Subscription Date”), by and among Silicon Valley Acquisition Corp., the Private Company and [●] (the “Buyer”), as may be amended from time to time (collectively, the “Notes”, and such other Subordinated Unsecured Convertible Notes, the “Other Notes”). The Company and Holder acknowledge that the Original Principal Amount of this Note as of the Issuance Date shall be as set forth above, which includes a [____________]_Dollars ($______) original issue discount. For the avoidance of doubt, the Notes shall be deemed issued pursuant to the Securities Purchase Agreement. Certain capitalized terms used herein are defined in Section 35 and, in addition, capitalized terms used herein but not otherwise defined herein shall have the meanings given such terms in the Securities Purchase Agreement.

1.	PAYMENTS OF PRINCIPAL. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges (as defined in Section 28(c)) on such Principal and Interest and other amounts due and payable under this Note and the other Transaction Documents. Other than as specifically permitted by this Note, the Company may not prepay any portion of the outstanding Principal, accrued and unpaid Interest or accrued and unpaid Late Charges on Principal and Interest, if any. Notwithstanding anything herein to the contrary, with respect to any conversion or redemption hereunder, as applicable, the Company shall convert or redeem, as applicable, first, all accrued and unpaid Late Charges on any Principal and Interest hereunder and under any other Notes held by the Holder and all other amounts owed to the Holder under this Note and any other Transaction Document, second, all accrued and unpaid Interest hereunder and under any other Notes held by such Holder, third, all other amounts (other than Principal) outstanding under any other Notes held by such Holder and, fourth, all Principal outstanding hereunder and under any other Notes held by such Holder. All payments under this Note are subject in all respects to Section 17 and the Subordination Agreement, and all actions by the Holder are subject to Section 4(d).

2.	INTEREST; INTEREST RATE.

(a)	The Company shall pay Interest on the Principal hereof, which shall accrue beginning on the Issuance Date at a rate equal to (i) eight percent (8%) per annum for any Interest paid in cash (the “Cash Interest Rate”) and (ii) ten percent (10%) per annum for any Interest paid in kind by adding such accrued and unpaid Interest to the outstanding Principal of this Note (the “PIK Interest Rate” and, together with the Cash Interest Rate, as applicable, the “Interest Rate”), in each case computed on the basis of the actual number of days elapsed and a year of 365 days from the Issuance Date until the Principal amount and all Interest accrued thereon are paid, redeemed or converted, as provided herein. Interest shall be due and payable monthly in arrears on the last Business Day (as defined below) of each calendar month (each, an “Interest Date”). On each Interest Date, the Company may elect to pay the Interest accrued during the applicable Interest period then ending either (A) in cash at the Cash Interest Rate or (B) in kind at the PIK Interest Rate by adding the amount of such accrued and unpaid Interest (the “PIK Interest Amount”) to the outstanding Principal of this Note, whereupon such PIK Interest Amount shall constitute Principal hereunder and thereafter shall bear Interest as Principal. The Company shall provide the Holder written notice of any election to pay Interest in kind not less than five (5) Business Days before the applicable Interest Date; provided that the Company may indicate in such written notice that the election contained therein shall apply to future Interest Dates until revised by a subsequent written notice. Subject to the foregoing, if the Company fails to timely deliver such written notice for any Interest Date, the Company shall pay all Interest due on such Interest Date in cash at the Cash Interest Rate.

(b)	Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate and be payable by way of inclusion of the Interest in the Conversion Amount (as defined below) on each Conversion Date (as defined below) in accordance with Section 3(b)(i) or upon any redemption in accordance with Section 14 or any required payment upon any Bankruptcy Event of Default (as defined below). From and after the occurrence and during the continuance of any Event of Default (as defined below), the Interest Rate shall automatically be increased to a rate equal to the applicable Interest Rate plus three (3) percentage points (the “Default Rate”). In the event that such Event of Default is subsequently cured (and no other Event of Default then exists, including, without limitation, for the Company’s failure to pay such Interest at the Default Rate on the applicable Interest Date), the adjustment referred to in the preceding sentence shall cease to be effective as of the calendar day immediately following the date of such cure; provided that the Interest as calculated and unpaid at such Default Rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure of such Event of Default.

3.	CONVERSION OF NOTES. At any time or times on or after the Issuance Date, this Note shall be convertible into validly issued, fully paid and non-assessable shares of Common Stock (as defined below), on the terms and conditions set forth in this Section 3.

(a)	Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into validly issued, fully paid and non-assessable shares of Common Stock in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance upon conversion would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any Conversion Amount.

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(b)	Conversion Rate. The number of shares of Common Stock issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the “Conversion Rate”).

(i)	“Conversion Amount” means the sum of (A) the portion of the Principal of this Note to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal of this Note, (C) accrued and unpaid Late Charges with respect to such Principal of this Note and Interest, and (D) any other unpaid amounts pursuant to this Note and the Transaction Documents, if any; provided, that for purposes of calculating the Conversion Amount with respect to any conversion occurring prior to the Interest Date for the then-current Interest period, accrued and unpaid Interest for such period shall be computed at the PIK Interest Rate.

(ii)	“Conversion Price” means, as of any Conversion Date or other date of determination, $12.00 per share, subject to adjustment as provided herein.

(c)	Mechanics of Conversion.

(i)	Optional Conversion. To convert any Conversion Amount into shares of Common Stock on any date (a “Conversion Date”), the Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (each, a “Conversion Notice”) to the Company. If required by Section 3(c)(iv), within one (1) Trading Day (as defined below) following a conversion of this Note as aforesaid, the Holder shall surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 22(b)). On the date of receipt of a Conversion Notice, the Company shall transmit by electronic mail an acknowledgment, in the form attached hereto as Exhibit II, of confirmation of receipt of such Conversion Notice (an “Acknowledgement”) to the Holder and the Transfer Agent which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the first (1st) Trading Day following the date on which the Company has received a Conversion Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the applicable Conversion Date of such shares of Common Stock issuable pursuant to such Conversion Notice) (the “Share Delivery Deadline”), the Company shall (1) provided that the Transfer Agent is participating in FAST (as defined below), credit such aggregate number of shares of Common Stock to which the Holder shall be entitled pursuant to such conversion to the Holder’s or its designee’s balance account with DTC (as defined below) through its Deposit/Withdrawal at Custodian system or (2) if the Transfer Agent is not participating in FAST, upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled pursuant to such conversion. If this Note is physically surrendered for conversion pursuant to Section 3(c)(iv) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than two (2) Business Days after receipt of this Note and at its own expense, issue and deliver to the Holder (or its designee) a new Note (in accordance with Section 22(d)) representing the outstanding Principal not converted; provided, that during such period the Holder shall be permitted to convert such new Note regardless of the date the actual certificate evidencing such new Note is delivered to the Holder (or its designee). The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date, provided, that the Holder shall be deemed to have waived any voting rights of any such Common Stock, that may arise with respect to the period commencing on such Conversion Date, through, and including, such applicable Share Delivery Deadline (each, a “Conversion Period”), as necessary, such that the aggregate voting rights of any Common Stock beneficially owned by the Holder and/or any Attribution Parties (as defined below), collectively, on any date of determination shall not exceed the Maximum Percentage (as defined below) as a result of any such conversion of this Note. [The issuance of up to [__________][2] shares of Common Stock upon conversion of this Note (the “Initial Conversion Share Amount”) have been registered pursuant to the Business Combination Registration Statement and, accordingly, the Company acknowledges and agrees that Conversion Shares which are not in excess of such amount shall be issued without any restrictive legend. With respect to any Conversion Shares in excess of the Initial Conversion Share Amount, so long as (A) a registration statement covering the resale of such Conversion Shares is effective and available for use under the Registration Rights Agreement or otherwise or (B) the Conversion Shares are eligible for sale pursuant to Rule 144 promulgated under the 1933 Act without the need for registration under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Notes, other issuance of securities with respect to the Notes) and no Current Public Information Failure (as defined in the Registration Rights Agreement) exists or is continuing, the Company shall issue such Conversion Shares without any restrictive legend.][3]

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(ii)	Forced Conversion. Notwithstanding anything herein to the contrary, if after the Issuance Date, the VWAP for each of any fifteen (15) consecutive Trading Days (such period the “Threshold Period”), exceeds $18.00 per share (as adjusted for share splits, share dividends, share combinations, recapitalizations and similar events), the Company may, within 1 Trading Day after the end of any such Threshold Period, deliver a written notice to the Holder (a “Forced Conversion Notice” and the date such notice is delivered to the Holder, the “Forced Conversion Notice Date”) to cause the Holder to convert all or part of the then outstanding Conversion Amount specified in the Forced Conversion Notice, but subject at all times to the beneficial ownership limitation set forth in Section 3(d), it being agreed that the “Conversion Date” for purposes of Section 3(c)(i) shall be deemed to occur on the fifteenth (15th) Trading Day following the Forced Conversion Notice Date (such fifteenth (15th) Trading Day, the “Forced Conversion Date”). The Company may not deliver a Forced Conversion Notice, and any Forced Conversion Notice delivered by the Company shall not be effective, unless all of the Equity Conditions are met (unless waived in writing by the Holder) on each Trading Day occurring during the period commencing on the first Trading Day of the Threshold Period and ending on (and including) the Forced Conversion Date (the “Forced Conversion Period”). The delivery of a Forced Conversion Notice by the Company shall be a deemed certification that the Equity Conditions have been satisfied during the Threshold Period. If an Equity Conditions Failure shall occur during the Forced Conversion Period then the Forced Conversion Notice shall automatically be deemed withdrawn. Any Forced Conversion shall be applied ratably to all Holders based on the aggregate Conversion Amount of the Notes then outstanding and held by each Holder and any voluntary conversions by a Holder during the Forced Conversion Period shall be applied against the Holder’s pro rata allocation, and the Conversion Amount subject to the Forced Conversion Notice shall be automatically reduced, on a dollar-for-dollar basis, by the Conversion Amount of any voluntary conversions effected by the Holder at any time during the Forced Conversion Period (including, for the avoidance of doubt, any voluntary conversions effected on or after the first Trading Day of the Threshold Period, whether prior to or following the Forced Conversion Notice Date), and in no event shall the Conversion Amount forcibly converted hereunder exceed the Conversion Amount then outstanding under this Note. For purposes of clarification, a Forced Conversion shall be subject to all of the provisions of this Section 3, and nothing in this Section 3(c)(ii) shall limit, delay or otherwise restrict the right of the Holder to convert this Note pursuant to Section 3, in whole or in part, at any time and from time to time, including at any time during the Threshold Period or the Forced Conversion Period, at the Conversion Price then in effect.

(iii)	Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Deadline, either if the Transfer Agent is not participating in FAST, to issue and deliver to the Holder (or its designee) a certificate for the number of shares of Common Stock to which the Holder is entitled and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion of this Note (a “Conversion Failure”), then, in addition to all other remedies available to the Holder, (1) the Company shall pay in cash to the Holder on each day after such Share Delivery Deadline that the issuance of such shares of Common Stock is not timely effected an amount equal to 1% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on or prior to the Share Delivery Deadline and to which the Holder is entitled, multiplied by (B) the highest reported price for the Common Stock (as reported by Bloomberg) on the applicable Conversion Date, and (2) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned (as the case may be) any portion of this Note that has not been converted pursuant to such Conversion Notice, provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(iii) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Deadline, if the Transfer Agent is not participating in FAST, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion hereunder, and if on or after such Share Delivery Deadline the Holder purchases or otherwise acquires (in an open market transaction, stock loan or otherwise, and whether by the Holder or by any other Person in respect, or on behalf, of the Holder) shares of Common Stock to deliver in satisfaction of a sale by the Holder of shares of Common Stock issuable upon such conversion that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within two (2) Business Days after receipt of the Holder’s written notice delivered pursuant to this Section, (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount, if any, by which (x) the Holder’s total purchase price or cost of acquisition (including any brokerage commissions, stock loan costs and other out-of-pocket expenses) for the shares of Common Stock so purchased or acquired exceeds (y) the product of (1) the aggregate number of shares of Common Stock that the Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of the Holder, either reissue (if surrendered) this Note in a principal amount equal to the principal amount of the attempted conversion (in which case such conversion shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 3. For example, if the Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of this Note with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock (or to electronically deliver such shares of Common Stock) upon the conversion of this Note as required pursuant to the terms hereof.

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(iv)	Registration; Book-Entry. The Company shall maintain a register (the “Register”) for the recordation of the names and addresses of the holders of the Notes and the principal amount of the Notes held by such holders (the “Registered Notes”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes (including, without limitation, the right to receive payments of Principal and Interest hereunder) notwithstanding notice to the contrary. A Registered Note may be assigned, transferred or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell all or part of any Registered Note by the holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 22, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of all or part of any Registered Note within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 3, following conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted (in which event this Note shall be delivered to the Company following conversion thereof as contemplated by Section 3 or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice)) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges converted and/or paid (as the case may be) and the dates of such conversions, and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion. If the Company does not update the Register to record such Principal, Interest and Late Charges converted and/or paid (as the case may be) and the dates of such conversions, and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence.

(v)	Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of the Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of the Notes electing to have Notes converted on such date a pro rata amount of such holder’s portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of shares of Common Stock issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of shares of Common Stock not in dispute and resolve such dispute in accordance with Section 27.

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(d)	Limitations on Conversions. The Company shall not effect the conversion of any portion of this Note, and the Holder shall not have the right to convert any portion of this Note pursuant to the terms and conditions of this Note and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by the Holder and the other Attribution Parties shall include the number of shares of Common Stock held by the Holder and all other Attribution Parties plus the number of shares of Common Stock issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants, including, without limitation, the Warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 3(d). For purposes of this Section 3(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding shares of Common Stock the Holder may acquire upon the conversion of this Note without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of shares of Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Conversion Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 3(d), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of shares of Common Stock to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of shares of Common Stock to the Holder upon conversion of this Note results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such written notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of the Other Notes that is not an Attribution Party of the Holder. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Note in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert this Note pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(d) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 3(d) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived or amended and shall apply to a successor holder of this Note.

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(e)	VWAP Reset. On the nine (9) month anniversary of the Issuance Date and each successive nine (9) month anniversary thereof (or, if any such day is not a Trading Day, the first Trading Day thereafter) (each, a “Reset Date”), the Conversion Price shall be reset to the lowest daily VWAP during the five (5) Trading Days ending on, and including, the Trading Day immediately preceding the applicable Reset Date (such period, the “Reset Measuring Period,” and such price, the “Reset Price”), but not below the Floor Price. If the Reset Price with respect to any Reset Date is below both the Floor Price then in effect and the Conversion Price then in effect (a “Floor Price Condition”), the Conversion Price shall reset to the Floor Price on such Reset Date, and the Company shall, by written notice delivered to the Holder no later than 5:30 p.m., New York time, on the last Trading Day of the applicable Reset Measuring Period (an “Election Notice”), irrevocably elect to either (a) reduce the Conversion Price to the Reset Price determined without regard to the Floor Price and reduce the Floor Price to such Reset Price, in each case effective as of such Reset Date, (b) recalculate the Reset Price as of the ninetieth (90th) calendar day following such Reset Date (or, if such day is not a Trading Day, the first Trading Day thereafter) (the “Recalculation Date”), with such recalculation made as if the Recalculation Date were the Reset Date (including, for the avoidance of doubt, by reference to the five (5) Trading Days ending on, and including, the Trading Day immediately preceding the Recalculation Date), or (c) subject in all cases to the Subordination Agreement, provide the Holder with the option to redeem this Note in accordance with Section 10. Each Election Notice shall set forth (i) the applicable Reset Date, (ii) the Reset Price determined without regard to the Floor Price, (iii) the Floor Price and the Conversion Price then in effect and (iv) the Company’s election pursuant to clause (a), (b) or (c) above. If the Company fails to timely deliver an Election Notice with respect to any Reset Date on which a Floor Price Condition exists, the Company shall be deemed to have irrevocably elected clause (a) above with respect to such Reset Date.

If the Company elects clause (b) above with respect to any Reset Date, then: (x) if the Reset Price as recalculated as of the Recalculation Date is equal to or greater than the Floor Price then in effect, the Conversion Price shall be reduced to such recalculated Reset Price effective as of the Recalculation Date (but in no event increased); and (y) if the Reset Price as so recalculated is below both the Floor Price then in effect and the Conversion Price then in effect, the Company shall, by written notice delivered to the Holder no later than 5:30 p.m., New York time, on the last Trading Day of the recalculation measuring period described in clause (b) above, irrevocably elect to either (1) reduce the Conversion Price to such recalculated Reset Price determined without regard to the Floor Price and reduce the Floor Price to such recalculated Reset Price, in each case effective as of the Recalculation Date, or (2) provide the Holder with the option to redeem this Note in accordance with Section 10. If the Company fails to timely deliver such notice, the Company shall be deemed to have irrevocably elected clause (1) above. The Company may not elect to recalculate the Reset Price pursuant to clause (b) more than once with respect to any Reset Date.

Any reset or adjustment to the Conversion Price pursuant to this Section 3(e) shall be automatic and self-operative as of the applicable Reset Date or Recalculation Date, as applicable, and no notice, certification or other action by the Company or the Holder shall be required for such reset or adjustment to become effective. From and after the applicable Reset Date or Recalculation Date, as applicable, the Holder shall be entitled to use the Conversion Price as so reset or adjusted (including, if applicable, pursuant to any election or deemed election hereunder) for purposes of any conversion of this Note, whether or not the Company has delivered any Election Notice or other notice with respect thereto. Any election (or deemed election) pursuant to this Section 3(e) shall be made identically and simultaneously with respect to this Note and all Other Notes, and each Election Notice shall be delivered simultaneously to all holders of the Notes and Other Notes and shall certify the same. Any election made in violation of this paragraph shall be null and void ab initio and the Company shall be deemed to have irrevocably elected clause (a) above (or, at a Recalculation Date, clause (1) above) with respect to this Note. No reset pursuant to this Section 3(e) shall increase the Conversion Price then in effect. No adjustment to the Conversion Price pursuant to Section 8 shall be subject to, or limited by, the Floor Price. If any adjustment pursuant to Section 8 and any reset pursuant to this Section 3(e) would become effective on the same date, the Section 8 adjustment shall be given effect first, and the Reset Price, the existence of a Floor Price Condition and the Conversion Price then in effect shall each be determined after giving effect thereto.

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4.	RIGHTS UPON EVENT OF DEFAULT.

(a)	Event of Default. Each of the following events shall constitute an “Event of Default” and each of the events in clauses (ix), (x) and (xi) shall constitute a “Bankruptcy Event of Default”:

(i)	the failure of the applicable Registration Statement (as defined in the Registration Rights Agreement) to be filed with the SEC on or prior to the date that is ten (10) days after the applicable Filing Deadline (as defined in the Registration Rights Agreement) or the failure of the applicable Registration Statement to be declared effective by the SEC on or prior to the date that is ten (10) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement);

(ii)	while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or such Registration Statement (or the prospectus contained therein) is unavailable to any holder of Registrable Securities (as defined in the Registration Rights Agreement) for sale of all of such holder’s Registrable Securities in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten (10) consecutive days or for more than an aggregate of fifteen (15) days in any 365-day period (excluding days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

(iii)	the suspension from trading or the failure of the Common Stock to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days;

(iv)	the Company’s (A) failure to cure a Conversion Failure or a Delivery Failure (as defined in the Warrants) by delivery of the required number of shares of Common Stock within five (5) Trading Days after the applicable Conversion Date or exercise date (as the case may be) or (B) notice, written or oral, to any holder of the Notes or Warrants, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for conversion of any Notes into shares of Common Stock that is requested in accordance with the provisions of the Notes, other than pursuant to Section 3(d), or a request for exercise of any Warrants for shares of Common Stock in accordance with the provisions of the Warrants;

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(v)	except to the extent the Company is in compliance with Section 13(b) below, at any time following the twentieth (20) consecutive day that the Holder’s Authorized Share Allocation (as defined in Section 13(a) below) is less than the sum of (A) the number of shares of Common Stock that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise) and (B) the number of shares of Common Stock that the Holder would be entitled to receive upon exercise in full of the Holder’s Warrants (without regard to any limitations on exercise set forth in the Warrants);

(vi)	the Company’s or any Subsidiary’s failure to pay to the Holder any amount of Principal, Interest, Late Charges or other amounts when and as due under this Note (including, without limitation, the Company’s or any Subsidiary’s failure to pay any redemption payments or amounts hereunder) or any other Transaction Document or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby, which failure continues for five (5) Trading Days in the case of Principal, or ten (10) Trading Days in the case of any other amount;

(vii)	[Intentionally Omitted];

(viii)	the occurrence of any default under, redemption of or acceleration prior to maturity of at least an aggregate of $3,000,000 (as applicable, the “Applicable Default Dollar Threshold”) of Indebtedness of the Company or any of its Subsidiaries, other than with respect to any Other Notes;

(ix)	bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Significant Subsidiary and, if instituted against the Company or any Subsidiary by a third party, shall not be dismissed within forty-five (45) days of their initiation;

(x)	the commencement by the Company or any Significant Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

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(xi)	the entry by a court of competent jurisdiction (i) a decree, order, judgment or other similar document in respect of the Company or any Significant Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Company or any Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of forty-five (45) consecutive days;

(xii)	a final judgment or judgments for the payment of money aggregating in excess of the Applicable Default Dollar Threshold are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay; provided, however, any judgment which is covered by insurance or an indemnity from a creditworthy party shall not be included in calculating the Applicable Default Dollar Threshold amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company or such Subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

(xiii)	the Company and/or any Subsidiary, individually or in the aggregate, fails to pay, when due, or within any applicable grace period, any payment with respect to any Indebtedness in excess of the Applicable Default Dollar Threshold due to any third party or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of the Applicable Default Dollar Threshold, which breach or violation permits the other party thereto to declare a default or otherwise accelerate amounts due thereunder;

(xiv)	other than as specifically set forth in another clause of this Section 4(a), the Company or any Subsidiary breaches any representation or warranty, or any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of ten (10) Trading Days;

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(xv)	a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the Equity Conditions are satisfied, (B) there has been no Equity Conditions Failure, (C) as to whether any Event of Default has occurred or (D) there are no Redemption Blocking Conditions; provided that if the Company promptly corrects such certification prior to the Buyer having acted in reliance on such certification, this Section 4(a)(xv) shall not be applicable;

(xvi)	any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 16 of this Note;

(xvii)	[Intentionally Omitted];

(xviii)	[Intentionally Omitted];

(xix)	the occurrence of any event, for any reason, pursuant to which Dr. José R. Rosas-Bustos ceases to serve as Chief Executive Officer of the Company or Dr. Jesse Van Griensven Thé ceases to serve as Chairman of the Company (whether as a result of death, disability or incapacity, resignation, termination (with or without cause), removal, or otherwise), in each case without the prior written consent of the Required Holder; provided, that a cessation resulting solely from a leave of absence shall not constitute an Event of Default under this clause (xix) unless such individual has not resumed serving in such capacity within forty-five (45) calendar days of the commencement of such leave;

(xx)	any Material Adverse Effect occurs;

(xxi)	any provision of any Transaction Document shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto in any material respect, or the validity or enforceability of any Transaction Document thereof shall be contested by the Company or any Subsidiary, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof (provided, that in the case of a proceeding commenced solely by a governmental authority and not at the request or with the support of the Company or any Subsidiary, such proceeding shall have remained undismissed and unstayed for thirty (30) calendar days), or the Company or any Subsidiary shall deny in writing that it has any liability or obligation created under any Transaction Document; provided, further, that any cessation, contest, proceeding or denial affecting (A) any payment, redemption or repurchase obligation of the Company, (B) the Holder’s conversion rights, (C) the ranking or priority of the Notes, shall be deemed to be material for all purposes of this clause;

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(xxii)	[Intentionally Omitted];

(xxiii)	any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, for more than thirty (30) consecutive days, the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any Subsidiary, if any such event or circumstance would reasonably be expected to have a Material Adverse Effect; or

(xxiv)	any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

(b)	Notice of an Event of Default; Redemption Right. Upon the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall within one (1) Business Day after the occurrence of such Event of Default deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (an “Event of Default Notice”) to the Holder. At any time after the earlier of the Required Holder’s receipt of an Event of Default Notice and the Required Holder becoming aware of an Event of Default and ending (such ending date, the “Event of Default Right Expiration Date”) on the tenth (10th) Trading Day after the later of (x) the date such Event of Default is cured and (y) the Holder’s receipt of an Event of Default Notice that includes (I) a reasonable description of the applicable Event of Default, (II) a certification as to whether, in the opinion of the Company, such Event of Default is capable of being cured and, if applicable, a reasonable description of any existing plans of the Company to cure such Event of Default and (III) a certification as to the date the Event of Default occurred and, if cured on or prior to the date of such Event of Default Notice, the applicable Event of Default Right Expiration Date, the Required Holder may require the Company to redeem (regardless of whether such Event of Default has been cured on or prior to the Event of Default Right Expiration Date) all or any portion of this Note by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Required Holder(s) is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) the Redemption Premium and (ii) the product of (X) the Conversion Rate with respect to the Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice multiplied by (Y) the product of (1) the Redemption Premium multiplied by (2) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date immediately preceding such Event of Default and ending on the date the Company makes the entire payment required to be made under this Section 4(b) (the “Event of Default Redemption Price”). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 4(b) until the Event of Default Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 4(b) (together with any Late Charges thereon) may be converted, in whole or in part, by the Holder into Common Stock pursuant to the terms of this Note. In the event of the Company’s redemption of any portion of this Note under this Section 4(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty. Any redemption upon an Event of Default shall not constitute an election of remedies by the Holder, and all other rights and remedies of the Holder shall be preserved. Any exercise of a redemption right under this Section 4(b) is subject to Section 4(d), and any payment is subject to Section 17 and the Subordination Agreement.

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(c)	Mandatory Redemption upon Bankruptcy Event of Default. Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Bankruptcy Event of Default, whether occurring prior to or following the Maturity Date, the Company shall immediately pay to the Holder an amount in cash representing (i) all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges on such Principal and Interest, multiplied by (ii) the Redemption Premium, in addition to any and all other amounts due hereunder, without the requirement for any notice or demand or other action by the Holder or any other person or entity, provided that the Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Event of Default, in whole or in part, and any such waiver shall not affect any other rights of the Holder hereunder, including any other rights in respect of such Bankruptcy Event of Default, any right to conversion, and any right to payment of the Event of Default Redemption Price or any other Redemption Price, as applicable. Any payment or enforcement under this Section 4(c) is subject to Sections 4(d) and Section17 and the Subordination Agreement.

(d)	Required Holder; Control of Remedies; Action Limitations. Notwithstanding anything herein or in any other Transaction Document to the contrary, for so long as any Senior Note remains outstanding, neither the Holder nor the Required Holder shall take any affirmative action with respect to this Note, including any election, consent, waiver, amendment, request for redemption, acceleration, declaration or enforcement of an Event of Default, commencement of any suit, action or proceeding, or exercise of any other remedy, unless the Senior Required Holder has taken a substantially similar action with respect to the Senior Notes, and then only to substantially the same extent and subject in all respects to the Subordination Agreement (the “Action Limitations”). Any action taken in violation of this Section 4(d) shall be null and void ab initio. Notwithstanding the foregoing, the Action Limitations shall not apply to any election, consent, waiver, amendment or other action taken by the Holder or the Required Holder at the written request, or with the prior written consent, of the Senior Required Holder, or to the execution and delivery of any instrument pursuant to Section 12(b) of the Subordination Agreement. Notwithstanding the foregoing, the Holder may convert this note in accordance with Section 3 independently and without the consent of the Senior Required Holder. The Senior Required Holder may waive any Event of Default under the Senior Notes without creating any independent right of the Holder to enforce this Note. The Required Holder may waive an Event of Default and rescind and annul an acceleration with respect to the Notes only in accordance with this Section 4(d) and the Subordination Agreement, and no such waiver or rescission shall extend to any subsequent or other Event of Default or impair any right consequent thereon.

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5.	RIGHTS UPON FUNDAMENTAL TRANSACTION.

(a)	Assumption. The Company shall not enter into or be party to a Fundamental Transaction (as defined below) unless (i) the Successor Entity (as defined below) assumes in writing all of the obligations of the Company under this Note, the Other Notes and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holder and approved by the Required Holder prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts then outstanding and the interest rates of the Notes held by such holder, having similar conversion rights as the Notes and having the same unsecured status and substantially the same ranking and subordination as the Notes, and satisfactory to the Holder and (ii) solely in the case of a Fundamental Transaction that constitutes a Change of Control, the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of such Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Sections 6 and 18, which shall continue to be receivable thereafter)) issuable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of this Note), as adjusted in accordance with the provisions of this Note. Notwithstanding the foregoing, the Required Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 5(a) to permit the Fundamental Transaction without the assumption of this Note, provided, that no such waiver shall constitute a waiver of any Event of Default arising from such Fundamental Transaction or of the Holder’s right to require redemption of this Note in connection therewith, in each case unless expressly stated in such written notice. The provisions of this Section 5 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of this Note. For the avoidance of doubt, nothing in this Section 5(a) shall be deemed implied consent to any Fundamental Transaction otherwise prohibited by the terms of this Note or the other Transaction Documents or that would constitute an Event of Default hereunder.

(b)	Notice of a Change of Control; Redemption Right. Not later than ten (10) Trading Days prior to the consummation of a Change of Control, the Company shall deliver written notice thereof via electronic mail and overnight courier to the Holder (a “Change of Control Notice”). At any time on or prior to the twentieth (20th) Trading Day after the later of (A) the consummation of such Change of Control and (B) the Holder’s receipt of the Change of Control Notice, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (a “Change of Control Redemption Notice”) to the Company, specifying the Conversion Amount the Holder is electing to redeem. The portion of this Note so submitted shall be redeemed by the Company in cash at a price equal to the greater of (i) the product of the Change of Control Redemption Premium multiplied by the Conversion Amount being redeemed and (ii) the aggregate consideration the Holder would have been entitled to receive in such Change of Control in respect of the shares of Common Stock issuable upon conversion in full of such Conversion Amount (without regard to any limitations on conversion set forth herein) at the Conversion Price then in effect (with any non-cash consideration valued at its fair market value as of the Change of Control Date) (the “Change of Control Redemption Price”). Redemptions required by this Section 5(b) shall be made in accordance with the provisions of Section 14 and shall have priority to payments to stockholders in connection with such Change of Control. Notwithstanding anything to the contrary herein, but subject to Section 3(d), until the Change of Control Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(b) may be converted, in whole or in part, by the Holder into shares of Common Stock pursuant to Section 3. Any exercise of the redemption right under this Section 5(b) is subject to Section 4(d), and any payment is subject to Section 17 and the Subordination Agreement.

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6.	RIGHTS UPON OTHER CORPORATE EVENTS.

(a)	[Intentionally Omitted].

(b)	Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Holder. The provisions of this Section 6 shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

7.	INTENTIONALLY OMITTED.

8.	ADJUSTMENTS UPON ISSUANCE OF OTHER SECURITIES.

(a)	Adjustment of Conversion Price upon Issuance of Common Stock. If and whenever on or after the Issuance Date the Company sells or grants any option to purchase or sells or grants any right to reprice, enters into any agreement to sell, grant, issue or otherwise dispose of, or otherwise disposes of or issues (or announces any of the foregoing), any shares of Common Stock, Options or Convertible Securities entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price, or the conversion, exercise or exchange price of, or the consideration payable upon conversion, exercise or exchange of, any outstanding Options or Convertible Securities is reduced, reset or repriced (whether pursuant to the terms thereof, by amendment, waiver or otherwise, and whether or not such Options or Convertible Securities were granted, issued or sold prior to, on or after the Issuance Date or constituted Excluded Securities when granted, issued or sold) (or the Company enters into any agreement to effect any such reduction, reset or repricing) such that shares of Common Stock may thereafter be acquired thereunder at an effective price per share that is lower than the then Conversion Price (such issuances, reductions, resets and repricings, and agreements with respect thereto, collectively, a “Dilutive Issuance”) (if the holder of the Common Stock, Options or Convertible Securities so issued (or agreed to be issued) shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then the Conversion Price shall be reduced to equal the Base Conversion Price (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions following the date of the Securities Purchase Agreement).

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For purposes of this Section 8(a), “Dilutive Issuance Date” means, with respect to any Dilutive Issuance, the earliest of (i) the date on which the Company enters into any agreement (whether or not subject to conditions) to sell, grant, issue or otherwise dispose of the applicable shares of Common Stock, Options or Convertible Securities, or to effect the applicable reduction, reset or repricing, (ii) the date on which the Company sells, grants or otherwise disposes of or issues the applicable shares of Common Stock, Options or Convertible Securities or on which the applicable reduction, reset or repricing becomes effective and (iii) the date on which the Company announces any such sale, grant, disposition or issuance, reduction, reset or repricing (or any agreement with respect thereto); provided that, if such earliest date is not a Trading Day, the Dilutive Issuance Date shall be the immediately following Trading Day. If the terms of any such agreement are subsequently amended or modified, the date of such amendment or modification (or, if such date is not a Trading Day, the immediately following Trading Day) shall constitute a new Dilutive Issuance Date with respect to such Dilutive Issuance, and the Conversion Price shall be further adjusted, if applicable, based on the amended terms. For purposes of this Section 8(a), “Base Conversion Price” means, with respect to any Dilutive Issuance, the lower of (x) the effective price per share at which such Common Stock, Options or Convertible Securities were or are to be issued, granted, sold or otherwise disposed of (including pursuant to any agreement described in clause (i) of the definition of Dilutive Issuance Date) or, in the case of any reduction, reset or repricing, the effective price per share at which shares of Common Stock may be acquired thereunder after giving effect thereto and (y) the lowest VWAP of the Common Stock during the five (5) consecutive Trading Day period commencing on, and including, the Dilutive Issuance Date. The Conversion Price shall be reduced to the price determined under clause (x) effective as of the Dilutive Issuance Date, and shall be further reduced to the price determined under clause (y) if lower, effective upon determination thereof. Notwithstanding the foregoing, if the applicable Dilutive Issuance consists solely of the sale or issuance (or agreement to sale or issue) of shares of Common Stock and no Options or Convertible Securities are issued, granted, sold or otherwise disposed of in connection with, or as part of the same transaction or series of related transactions as, such Dilutive Issuance, then the Base Conversion Price with respect to such Dilutive Issuance shall be the price determined under clause (x) above only, and clause (y) above shall not apply to such Dilutive Issuance.

Notwithstanding the foregoing, no adjustment will be made under this Section 8(a) in respect of Excluded Securities, and no adjustment pursuant to this Section 8(a) shall be made if such adjustment would result in an increase of the Conversion Price then in effect. If the Company enters into a Variable Rate Transaction (as defined in the Securities Purchase Agreement), despite the prohibition set forth in the Securities Purchase Agreement, the Company shall be deemed to have granted, issued or sold Common Stock, Options or Convertible Securities at the lowest possible conversion, exercise or exchange price at which such securities may be converted, exercised or exchanged, and the Base Conversion Price with respect thereto shall be the lower of such deemed price and the price determined under clause (y) of the definition of Base Conversion Price. Notwithstanding the foregoing, the entry into or announcement of a Permitted ATM (as defined in the Securities Purchase Agreement) shall not itself be a Dilutive Issuance, but each sale of shares of Common Stock thereunder shall be tested as a separate Dilutive Issuance as of its Trading Day.

The Company shall notify the Holder in writing, no later than each Dilutive Issuance Date, indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms, and shall deliver a further written notice to the Holder no later than the Trading Day following the last day of the five (5) Trading Day period referred to in the definition of Base Conversion Price setting forth the Base Conversion Price as finally determined (each such notice, a “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 8(a), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Conversion Shares based upon the Base Conversion Price on or after the applicable Dilutive Issuance Date, regardless of whether the Holder accurately refers to the Base Conversion Price in the Conversion Notice.

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(b)	Record Date. If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(c)	Intentionally Omitted.

(d)	Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. If the Company, at any time while this Note is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock, Options or Convertible Securities (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of, or payment of interest on, the Notes), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(e)	Calculations. All calculations under this Section 8 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(f)	Voluntary Adjustment by Company. The Company may at any time during the term of this Note, with the prior written consent of the Required Holder, reduce the then current Conversion Price of each of the Notes to any amount and for any period of time deemed appropriate by the board of directors of the Company.

9.	AMORTIZATION TRIGGER

(a)	Amortization Trigger. If, during any period of ninety (90) consecutive Trading Days, (i) the VWAP of the Common Stock is less than $3.00 (as adjusted for share splits, share dividends, share combinations, recapitalizations and similar events) on sixty-one (61) or more Trading Days during such period and (ii) the daily aggregate dollar trading volume of the Common Stock is less than $3,500,000 on sixty-one (61) or more Trading Days during such period (the first date on which both of the foregoing conditions are satisfied, the “Trigger Date”), then the Company shall repay the Amortization Amount (as defined in Section 9(b)) in six (6) monthly installments in cash in accordance with this Section 9. The Company shall deliver written notice to the Holder of the occurrence of a Trigger Date no later than one (1) Business Day following the Trigger Date; provided, that the failure of the Company to deliver any such notice shall not limit or otherwise affect the Holder’s rights or the Company’s obligations under this Section 9.

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(b)	Installments. The “Amortization Amount” means the Conversion Amount outstanding under this Note as of the Trigger Date. Each installment (each, an “Installment Amount”) shall be an amount equal to one-sixth (1/6th) of the Amortization Amount. The first Installment Amount shall be due and payable in cash on the thirtieth (30th) calendar day following the Trigger Date (the “First Installment Date”), and each remaining Installment Amount shall be due and payable in cash on each successive monthly anniversary of the First Installment Date until the Amortization Amount has been paid in full (each such date, an “Installment Date”). Any Conversion Amount converted, redeemed or otherwise satisfied following the Trigger Date shall be applied to reduce the remaining Installment Amounts in such order as the Holder shall designate in the applicable Conversion Notice or Redemption Notice or, absent such designation, in the inverse order of their scheduled Installment Dates. Nothing in this Section 9 shall limit the right of the Holder to convert this Note pursuant to Section 3 or to exercise any other right or remedy under this Note or any other Transaction Document, and the failure of the Company to pay any Installment Amount when and as due shall constitute an Event of Default under Section 4(a)(vi). Notwithstanding anything to the contrary herein, the Installment Amount payable on the final Installment Date shall be increased by an amount equal to the entire Conversion Amount then outstanding under this Note (including any PIK Interest Amount added to Principal following the Trigger Date and any accrued and unpaid Interest and Late Charges) to the extent not otherwise included in the Installment Amounts previously paid, such that the entire Conversion Amount outstanding under this Note shall have been paid in full on the final Installment Date. For the avoidance of doubt, this Section 9 establishes a schedule for the repayment of the Amortization Amount and shall not limit, defer or otherwise affect the Company’s obligation to pay any other amount payable under this Note as and when due in accordance with its terms.

(c)	Source of Funds. The Company may fund the payment of any Installment Amount from the proceeds of an equity line of credit or any other financing, in each case to the extent permitted under the Transaction Documents, the Senior Transaction Documents and the Subordination Agreement. For the avoidance of doubt, no Holder shall have any right to direct the Collateral Agent to release or apply any Collateral or funds held in any account securing the Senior Obligations to pay an Installment Amount under this Note.

(d)	Deferred Installment Amount. Notwithstanding any provision of this Section 9 to the contrary, the Holder may, at its option and in its sole discretion, deliver a written notice to the Company no later than the Trading Day immediately prior to the applicable Installment Date electing to have the payment of all or any portion of an Installment Amount payable on such Installment Date deferred (such amount deferred, the “Deferral Amount”, and such deferral, each a “Deferral”) until any subsequent date selected by the Holder in its sole discretion, so long as such date is (i) not earlier than thirty (30) calendar days after the Installment Date on which such Deferral Amount would otherwise have been payable and (ii) not later than the Maturity Date. Each date so selected shall be deemed to be an Installment Date for all purposes of this Note, the Deferral Amount shall be added to, and become part of, the Installment Amount payable on such date, and such Deferral Amount shall continue to accrue Interest hereunder. For the avoidance of doubt, the final Installment Date for purposes of Section 9(b) shall be the latest Installment Date as extended by any Deferral. Any notice delivered by the Holder pursuant to this Section 9(d) shall set forth (i) the Deferral Amount and (ii) the date on which such Deferral Amount shall be payable. No Deferral shall constitute a waiver of, or otherwise limit, any right or remedy of the Holder.

(e)	For the avoidance of doubt, any payments by the Company and any election by the Holder under this Section 9 is subject to the Subordination Agreement and Section 4(d).

10.	HOLDER REDEMPTION OPTION. Upon the Company’s election (pursuant to an applicable Election Notice) of clause (c) or clause (y)(2) of Section 3(e) (each, a “Redemption Election”), the Holder shall have the right, in its sole discretion, to require that the Company redeem all or a portion of this Note by delivering written notice to the Company (a “Holder Redemption Notice”) no later than ninety (90) Trading Days after the later of (x) the Holder’s receipt of the applicable Election Notice setting forth such Redemption Election and (y) the applicable Reset Date or Recalculation Date, as applicable. Each Holder Redemption Notice shall indicate the Conversion Amount of this Note that the Holder is electing to have redeemed (the “Holder Redemption Amount”) and the date on which the redemption shall occur (the “Holder Redemption Date”), which shall be no sooner than the second (2nd) Business Day after the date of the applicable Holder Redemption Notice. The Conversion Amount (or portion thereof) subject to redemption pursuant to this Section 10 shall be redeemed by the Company on the Holder Redemption Date in cash at a price equal to 100% of such Conversion Amount (or portion thereof) being so redeemed (the “Holder Redemption Price”). Notwithstanding anything herein to the contrary, until the Holder Redemption Amount (inclusive of any Late Charges) is paid in full, the Conversion Amount submitted for redemption pursuant to this Section 10 may be converted, in whole or in part, by the Holder into shares of Common Stock pursuant to Section 3. Redemptions required by this Section 10 shall be made in accordance with Section 14. Any exercise of the redemption right under this Section 10 is subject to Section 4(d), and all payments are subject to Section 17 and the Subordination Agreement.

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11.	REDEMPTIONS AT THE COMPANY’S ELECTION.

(a)	Company Optional Redemption. At any time after the Issuance Date, the Company shall have the right to redeem all, but not less than all, of the Conversion Amount then remaining under this Note (the “Company Optional Redemption Amount”) on the Company Optional Redemption Date (each as defined below) (a “Company Optional Redemption”). Notwithstanding anything herein to the contrary, the Company shall not deliver a Company Optional Redemption Notice, and any Company Optional Redemption Notice delivered in violation of this sentence shall be null and void ab initio, at any time a Redemption Blocking Condition (as defined below) exists. If a Redemption Blocking Condition occurs or arises at any time during the Company Optional Redemption Period and prior to the payment in full of the Company Optional Redemption Price, the applicable Company Optional Redemption Notice shall automatically be deemed withdrawn and shall be null and void, unless the Required Holder elects, in writing, to require the Company Optional Redemption to proceed. The Company’s delivery of a Company Optional Redemption Notice shall constitute a representation and warranty by, and a deemed certification of, the Company that no Redemption Blocking Condition exists as of the Company Optional Redemption Notice Date and, unless the Company notifies the Holder in writing to the contrary, such representation, warranty and certification shall be deemed remade on each day thereafter through and including the Company Optional Redemption Date. “Redemption Blocking Condition” means that (i) an Event of Default, or an event that with the giving of notice, the expiration or lapse of any applicable cure, grace or dismissal period, or any combination thereof, would constitute an Event of Default, has occurred and is continuing or (ii) the Company, any Subsidiary or any of their respective directors or executive officers is in possession of material, non-public information regarding the Company or any of its Subsidiaries that, if publicly disclosed, would reasonably be expected to have a positive effect on the market price of the Common Stock. The portion of this Note subject to redemption pursuant to this Section 11(a) shall be redeemed by the Company in cash at a price (the “Company Optional Redemption Price”) equal to the product of (x) the Conversion Amount being redeemed as of the Company Optional Redemption Date and (y) the applicable Company Optional Redemption Premium. The Company may exercise its right to require redemption under this Section 11(a) by delivering a written notice thereof by electronic mail and overnight courier to all, but not less than all, of the holders of Notes (the “Company Optional Redemption Notice” and the date all of the holders of Notes received such notice is referred to as the “Company Optional Redemption Notice Date” and the period of time from (and including) the Company Optional Redemption Notice Date to (and including) the Company Optional Redemption Date, the “Company Optional Redemption Period”). Once delivered, a Company Optional Redemption Notice shall be irrevocable, subject to the automatic withdrawal provisions of this Section 11(a). The Company Optional Redemption Notice shall (x) state the date on which the Company Optional Redemption shall occur (the “Company Optional Redemption Date”) which date shall be thirty (30) Trading Days following the Company Optional Redemption Notice Date, (y) indicate that the Equity Conditions have been satisfied and (z) state the aggregate Conversion Amount of the Notes which is being redeemed in such Company Optional Redemption from the Holder and all of the other holders of the Notes pursuant to this Section 11(a) (and analogous provisions under the Other Notes) on the Company Optional Redemption Date. Notwithstanding anything herein to the contrary, at any time prior to the date the Company Optional Redemption Price is paid in full, the Company Optional Redemption Amount may be converted, in whole or in part, by the Holder into shares of Common Stock pursuant to Section 3. All Conversion Amounts converted by the Holder after the Company Optional Redemption Notice Date shall reduce the Company Optional Redemption Amount of this Note required to be redeemed on the Company Optional Redemption Date. Notwithstanding anything herein to the contrary, if (i) there is an Equity Conditions Failure on the Company Optional Redemption Notice Date or (ii) no Equity Conditions Failure has occurred as of the Company Optional Redemption Notice Date but an Equity Conditions Failure occurs prior to the payment in full of the Company Optional Redemption Price, (A) the Company shall provide the Holder with notice to that effect and (B) the Company Optional Redemption Price shall be the greater of (1) the Company Optional Redemption Price otherwise payable pursuant to this Section 11(a) and (2) the product of (I) the Conversion Rate with respect to the Company Optional Redemption Amount being redeemed as of the Company Optional Redemption Date multiplied by (II) the higher of (x) the average of the daily VWAPs for each Trading Day during the Company Optional Redemption Period on which the daily VWAP exceeded 130% (or, after the second anniversary of the Issuance Date, 120%) of the Conversion Price then in effect and (y) the VWAP on the Trading Day immediately preceding the Company Optional Redemption Date. Redemptions made pursuant to this Section 11(a) shall be made in accordance with Section 14. In the event of the Company’s redemption of any portion of this Note under this Section 11(a), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any Company Optional Redemption Premium due under this Section 11(a) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

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(b)	Pro Rata Redemption Requirement. If the Company elects to cause a Company Optional Redemption of this Note pursuant to Section 11(a), then it must simultaneously take the same action with respect to all the Other Notes and shall provide each holder of the Notes with such applicable Company Optional Redemption Notice.

12.	NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note. Without limiting the generality of the foregoing or any other provision of this Note or the other Transaction Documents, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon conversion of this Note above the Conversion Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the conversion of this Note.

13.	RESERVATION OF AUTHORIZED SHARES.

(a)	Reservation. So long as any Notes remain outstanding, the Company shall at all times reserve at least 200% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding (without regard to any limitations on conversions and assuming such Notes remain outstanding until the Maturity Date) at the Conversion Price then in effect (the “Required Reserve Amount”). The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the holders of the Notes based on the original principal amount of the Notes held by each holder on the Issuance Date or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Notes, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.

(b)	Insufficient Authorized Shares. If, notwithstanding Section 13(a), and not in limitation thereof, at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of shares of Common Stock equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall promptly take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than ninety (90) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal. In the event that the Company is prohibited from issuing shares of Common Stock pursuant to the terms of this Note due to the failure by the Company to have sufficient shares of Common Stock available out of the authorized but unissued shares of Common Stock (such unavailable number of shares of Common Stock, the “Authorized Failure Shares”), in lieu of delivering such Authorized Failure Shares to the Holder, the Company shall pay cash in exchange for the redemption of such portion of the Conversion Amount convertible into such Authorized Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorized Failure Shares and (y) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date the Holder delivers the applicable Conversion Notice with respect to such Authorized Failure Shares to the Company and ending on the date of such issuance and payment under this Section 13; and (ii) to the extent the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of Authorized Failure Shares, any brokerage commissions and other out-of-pocket expenses, if any, of the Holder incurred in connection therewith. Nothing contained in Section 13(a) or this Section 13(b) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement.

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14.	REDEMPTIONS.

(a)	Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder in cash within five (5) Business Days after the Company’s receipt of the Required Holder’s Event of Default Redemption Notice. The Company shall deliver the applicable Holder Redemption Amount to the Holder in cash on the applicable Holder Redemption Date. The Company shall deliver the applicable Company Optional Redemption Price to the Holder in cash on the applicable Company Optional Redemption Date. The Company shall deliver the applicable Installment Amount in cash on the applicable Installment Date. The Company shall deliver the applicable Change of Control Redemption Price to the Holder in cash on the later of (x) the fifth (5th) Business Day after the Company’s receipt of the Holder’s Change of Control Redemption Notice and (y) the Change of Control Date. Notwithstanding anything herein to the contrary, in connection with any redemption hereunder at a time the Holder is entitled to receive a cash payment under any of the other Transaction Documents, at the option of the Holder delivered in writing to the Company, the applicable Redemption Price hereunder shall be increased by the amount of such cash payment owed to the Holder under such other Transaction Document and, upon payment in full or conversion in accordance herewith, shall satisfy the Company’s payment obligation under such other Transaction Document. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 22(d)) representing the Conversion Amount which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount, and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 22(d)), to the Holder. The Holder’s delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice. For the avoidance of doubt, nothing herein shall limit the Holder’s rights and remedies under this Note, the other Transaction Documents, at law or in equity in the event that the Company fails to timely pay any Redemption Price in accordance with the terms hereof. All redemptions and other payments under this Section 14, including Installment Amounts, are subject to Section 17 and the Subordination Agreement, and all elections and remedies of the Holder are subject to Section 4(d).

(b)	Redemption by Other Holders. Upon the Company’s receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) or Section 10 or Section 13(b) (each, an “Other Redemption Notice”), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to the Holder by facsimile or electronic mail a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is two (2) Business Days prior to the Company’s receipt of the Holder’s applicable Redemption Notice and ending on and including the date which is two (2) Business Days after the Company’s receipt of the Holder’s applicable Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Business Day period.

(c)	[Intentionally Omitted].

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15.	VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law (including, without limitation, the Delaware General Corporation Law) and as expressly provided in this Note.

16.	COVENANTS. The Company shall comply in all respects with the covenants set forth in Section 16 of the Senior Public Notes (as in effect on the Issuance Date and as amended from time to time in accordance with the Senior Transaction Documents). Notwithstanding the foregoing, (i) no consent, approval or waiver of the Holder or the Required Holder shall be required under this Section 16 with respect to any action permitted under, or consented to or waived by the Senior Required Holder under, the Senior Public Notes, and any such consent or waiver by the Senior Required Holder shall be equally effective for purposes of this Section 16, (ii) nothing in this Section 16 shall grant the Holder any Lien, security interest or other right in or with respect to any Collateral, or otherwise alter the unsecured and subordinated status of this Note, and (iii) any rights or remedies arising from any breach of this Section 16 shall be subject in all respects to Section 4(d) and the Subordination Agreement.

17.	SUBORDINATION; UNSECURED STATUS. This Note is an unsecured obligation of the Company, and no Holder is granted any Lien or security interest in any asset of the Company, the Private Company or any Subsidiary to secure this Note. This Note and all obligations hereunder are expressly subordinated in right of payment, enforcement and otherwise to the Senior Notes and all Senior Obligations pursuant to the Subordination Agreement. In the event of any conflict between this Note and the Subordination Agreement, the Subordination Agreement shall control. Notwithstanding any other provision of this Note, no cash payment, redemption, repurchase, acceleration, distribution, application of proceeds or enforcement action may be made or taken to the extent prohibited by the Subordination Agreement. The Action Limitations in Section 4(d) apply to all provisions of this Note, provided that the Holder may convert this Note in accordance with Section 3 independently and without the consent of the Senior Required Holder. References herein to Collateral, the Collateral Agent or security documents relate solely to the Senior Obligations and shall not grant any security, guaranty or collateral-enforcement right to the Holder.

18.	DISTRIBUTION OF ASSETS. In addition to any adjustments pursuant to Sections 8, if the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of shares of Common Stock, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (the “Distributions”), then the Holder will be entitled to such Distributions as if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note and assuming for such purpose that the Note was converted at the Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for such Distributions (provided, however, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

19.	INTENTIONALLY OMITTED.

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20.	AMENDING THE TERMS OF THIS NOTE. Any change, waiver or amendment to this Note or any Other Note shall require the written consent of the Company and the Required Holder and shall be binding upon the Holder, each holder of Other Notes and their respective transferees and assigns; provided that no such change, waiver or amendment shall, without the prior written consent of the affected Holder, (i) impose any additional obligation or liability on such Holder or (ii) apply to such Holder in a manner disproportionately adverse relative to its application to the other holders of Notes. Any action by the Holder or the Required Holder under this Section 20 shall be subject to Section 4(d). Notwithstanding the foregoing, this Note and each Other Note shall be deemed amended, waived or otherwise modified, without any action or consent of the Holder or the Required Holder, to the extent provided in Section 12(b) of the Subordination Agreement, and the Holder shall execute and deliver any instrument required pursuant to Section 12(b) of the Subordination Agreement. No amendment, waiver or modification of Section 4(d), Section 17, Section 29 or this Section 20, or any other provision relating to subordination, unsecured status, priority or payment of the Senior Obligations or limitations on the Holder’s actions, shall be effective without the consent of the Senior Required Holder to the extent required by the Subordination Agreement.

21.	TRANSFER. This Note and, subject to applicable laws, any shares of Common Stock issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company.

22.	REISSUANCE OF THIS NOTE.

(a)	Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 22(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 22(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b)	Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 22(d)) representing the outstanding Principal.

(c)	Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 22(d) and in principal amounts of at least $10,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d)	Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 22(a) or Section 22(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges on the Principal and Interest of this Note, from the Issuance Date.

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23.	REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. No failure on the part of the Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of the Holder at law or equity or under this Note or any of the documents shall not be deemed to be an election of Holder’s rights or remedies under such documents or at law or equity. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Note (including, without limitation, compliance with Section 8) except that the Company shall not be required to provide any materials covered by attorney-client privilege. All rights and remedies under this Section 23 are subject to Section 4(d) and Section 17 and the Subordination Agreement.

24.	PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. Subject to Section 4(d) and Section 17 and the Subordination Agreement, if (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Note shall be affected, or limited, by the fact that the purchase price paid for this Note was less than the Original Principal Amount hereof.

25.	CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and the initial Holder and shall not be construed against any such Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Note instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Note. Terms used in this Note and not otherwise defined herein, but defined in the other Transaction Documents (as defined in the Securities Purchase Agreement), shall have the meanings ascribed to such terms on the Issuance Date in such other Transaction Documents unless otherwise consented to in writing by the Holder.

26.	FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. Notwithstanding the foregoing, nothing contained in this Section 26 shall permit any waiver of any provision of Section 3(d).

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27.	DISPUTE RESOLUTION.

(a)	Submission to Dispute Resolution.

(i)	In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, a VWAP or a fair market value or the arithmetic calculation of a Conversion Rate, or the applicable Redemption Price (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, such VWAP or such fair market value, or the arithmetic calculation of such Conversion Rate or such applicable Redemption Price (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Company may, at its sole option, select an independent, reputable investment bank satisfactory to the Holder to resolve such dispute.

(ii)	The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 27 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Company selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii)	The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

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(b)	Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 27 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under § 7501 et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that the Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 27, (ii) the terms of this Note and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Note and any other applicable Transaction Documents, (iii) the Holder (and only the Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 27 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 27 and (iv) nothing in this Section 27 shall limit the Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 27).

28.	NOTICES; CURRENCY; PAYMENTS.

(a)	Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company will give written notice to the Holder (i) promptly upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, or (B) with respect to any grants, issuances, or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(b)	Currency. All dollar amounts referred to in this Note are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Note shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Note, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

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(c)	Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, unless otherwise expressly set forth herein, such payment shall be made in U.S. Dollars by a certified check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of the Holder, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement), provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day. Any amount of Principal, Interest or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of twelve percent (12%) per annum from the date such amount was due until the same is paid in full (“Late Charge”). All cash payments under this Section 28(c) are subject to Section 17 and the Subordination Agreement.

29.	CANCELLATION. After all Principal, accrued Interest, Late Charges and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

30.	WAIVER OF NOTICE. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

31.	GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Except as otherwise required by Section 27 above, the Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, or to enforce a judgment or other court ruling in favor of the Holder or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 27. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

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32.	INTENTIONALLY OMITTED.

33.	SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note.

34.	MAXIMUM PAYMENTS. Without limiting Section 9(d) of the Securities Purchase Agreement, nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

35.	CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

(a)	“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b)	“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c)	“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(d)	“Anchor Purchase Agreement” means that certain Securities Purchase Agreement, dated as of September 17, 2026, by and among the Private Company, Silicon Valley Acquisition Corp. and the investors party thereto, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

(e)	“Approved Stock Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the Subscription Date pursuant to which shares of Common Stock, Options, restricted stock purchase agreements, restricted stock units or any other similar equity awards may be issued to any employee, consultant, officer, director, manager or service provider for services provided to the Company or any Subsidiary in their capacity as such.

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(f)	“Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Subscription Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(g)	“Bloomberg” means Bloomberg, L.P.

(h)	“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(i)	“Cash” of the Company and its Subsidiaries on any date shall be determined from such Persons’ books maintained in accordance with GAAP, and means, without duplication, cash, cash equivalents (excluding any cryptocurrencies or any other digital currencies), accrued by the Company and its wholly owned Subsidiaries on a consolidated basis on such date.

(j)	“Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the shares of Common Stock in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries, or (iv) the liquidation, dissolution, or sale of all or substantially all of the assets of any Subsidiary. For the avoidance of doubt, a Change of Control shall include any merger, consolidation or other business combination of the Company with or into any Affiliate of the Company, or with or into any Person that is or becomes an Affiliate of the Company in connection with or as a result of such transaction, in each case unless such transaction is described in clause (i), (ii) or (iii) above.

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(k)	“Change of Control Date” means the date on which a Change of Control is consummated.

(l)	“Change of Control Redemption Premium” means 120%.

(m)	“Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 27. All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during such period.

(n)	“Collateral” has the meaning ascribed to such term in the Senior Security Agreement.

(o)	“Collateral Agent” means [●] together with its successors and assigns, in its capacity as collateral agent under the Senior Public Notes and the other Senior Transaction Documents.

(p)	“Common Stock” means (i) the Company’s shares of common stock, $0.00001 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(q)	“Company Optional Redemption Premium” means (i) during the period commencing on the Issuance Date and ending on the second (2nd) anniversary thereof, 130%, and (ii) after the second (2nd) anniversary of the Issuance Date, 120%.

(r)	“Conversion Shares” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(s)	“Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

(t)	“Current Subsidiary” means any Person in which the Company on the Issuance Date, directly or indirectly, (i) owns any of the outstanding capital stock or holds any equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person, and all of the foregoing, collectively, “Current Subsidiaries”.

(u)	“DTC” means the Depository Trust Company.

(v)	“Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Select Market, the Nasdaq Global Market or the Principal Market.

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(w)	“Equity Conditions” means, with respect to a given date of determination: (i) on each day during the Equity Conditions Measuring Period, (A) all Conversion Shares shall be eligible for sale by the Holder pursuant to Section 4(a)(1) of the 1933 Act without the need for registration under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Notes, or other issuance of securities with respect to the Notes), (B) one or more Registration Statements filed pursuant to the Registration Rights Agreement shall be effective and the prospectus contained therein shall be available on such applicable date of determination (with, for the avoidance of doubt, any shares of Common Stock previously sold pursuant to such prospectus deemed unavailable) for the resale of all shares of Common Stock to be issued in connection with the event requiring this determination (each, a “Required Minimum Securities Amount”), in each case, in accordance with the terms of the Registration Rights Agreement and there shall not have been during such period any Grace Periods (as defined in the Registration Rights Agreement) or (C) all Registrable Securities shall be eligible for sale pursuant to Rule 144 promulgated under the 1933 Act without the need for registration under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Notes, other issuance of securities with respect to the Notes) and no Current Public Information Failure (as defined in the Registration Rights Agreement) exists or is continuing; (ii) on each day during the Equity Conditions Measuring Period, the Common Stock is listed or designated for quotation (as applicable) on an Eligible Market and shall not have been suspended from trading on an Eligible Market nor shall delisting or suspension by an Eligible Market have been threatened or reasonably likely to occur or pending as evidenced by (A) a writing by such Eligible Market or (B) the Company falling below the minimum listing maintenance requirements of the Eligible Market on which the Common Stock is then listed or designated for quotation (as applicable); (iii) during the Equity Conditions Measuring Period, the Company shall have delivered all shares of Common Stock issuable upon conversion of this Note on a timely basis as set forth in Section 3 hereof and all other shares of capital stock required to be delivered by the Company on a timely basis as set forth in the other Transaction Documents; (iv) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination) may be issued in full without violating Section 3(d) hereof; (v) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regard to any limitations on conversion set forth herein)) may be issued in full without violating the rules or regulations of the Eligible Market on which the Common Stock is then listed or designated for quotation (as applicable); (vi) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (vii) the Holder shall not be in (and no other holder of Notes shall be in) possession of any material, non-public information provided to any of them by the Company, any of its Subsidiaries or any of their respective Affiliates, employees, officers, representatives, agents or the like; (viii) on each day during the Equity Conditions Measuring Period, the Company otherwise shall have been in compliance with each, and shall not have breached any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, including, without limitation, the Company shall not have failed to timely make any payment pursuant to any Transaction Document; (ix) on each Trading Day during the Equity Conditions Measuring Period, there shall not have occurred any Volume Failure or Price Failure as of such applicable date of determination; (x) on the applicable date of determination (A) no Authorized Share Failure shall exist or be continuing and a number of shares of Common Stock equal to the Required Reserve Amount are available under the certificate of incorporation of the Company and reserved by the Company to be issued pursuant to the Notes and (B) all shares of Common Stock to be issued in connection with the event requiring this determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regard to any limitations on conversion set forth herein)) may be issued in full without resulting in an Authorized Share Failure; (xi) on each day during the Equity Conditions Measuring Period, there shall not have occurred an Event of Default or an event that with the passage of applicable cure periods as provided for in the Transaction Documents or giving of notice would constitute an Event of Default; (xii) no bona fide dispute shall exist and be continuing, by and between any holder of Notes, the Company, the Principal Market (or such applicable Eligible Market in which the Common Stock of the Company is then principally trading) and/or FINRA with respect to any term or provision of any Note or any other Transaction Document; and (xiii) the shares of Common Stock issuable pursuant to the event requiring the satisfaction of the Equity Conditions are duly authorized and listed and eligible for trading without restriction on an Eligible Market.

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(x)	“Equity Conditions Failure” means that on any day during the applicable Equity Conditions Measuring Period, the Equity Conditions have not been satisfied (or waived in writing by the Required Holder).

(y)	“Equity Conditions Measuring Period” means, with respect to any date of determination, the period beginning on and including (x) with respect to any determination pursuant to Section 3(c)(ii), the first Trading Day of the applicable Threshold Period, and (y) with respect to any determination pursuant to Section 11(a), the Company Optional Redemption Notice Date, and, in each case, ending on and including such date of determination.

(z)	“Excluded Securities” has the meaning given such term in the Securities Purchase Agreement.

(aa)	“FAST” means DTC Fast Automated Securities Transfer Program.

(bb)	“Floor Price” means $5.00 per share, as such amount may be reduced by the Company at any time in its sole discretion or as otherwise required pursuant to the terms of this Note. The Floor Price then in effect shall be adjusted for share splits, share dividends, share combinations, recapitalizations and similar events in the same manner, and at the same time, as the Conversion Price is adjusted pursuant to Section 8(d). If at any time the Conversion Price is reduced pursuant to Section 8 to an amount less than the Floor Price then in effect, the Floor Price shall automatically be reduced to such Conversion Price, effective simultaneously with such reduction and without any action by the Company or the Holder.

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(cc)	“Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity; or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its Significant Subsidiaries to one or more Subject Entities; or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding, or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock; or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire in any transaction or series of related transactions, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding, or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock; or (v) reorganize, recapitalize or reclassify its Common Stock, or (B) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by all such Subject Entities as of the Issuance Date of this Note calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other stockholders of the Company to surrender their shares of Common Stock without approval of the stockholders of the Company or (C) directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

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(dd)	“GAAP” means United States generally accepted accounting principles, consistently applied.

(ee)	“Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(ff)	“Indebtedness” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(gg)	“Investment” means any beneficial ownership (including stock, partnership or limited liability company interests) of or in any Person, or any loan, advance or capital contribution to any Person or the acquisition of all, or substantially all, of the assets of another Person or the purchase of any assets of another Person for greater than the fair market value of such assets.

(hh)	“Material Adverse Effect” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(ii)	“Maturity Date” shall mean [●]; provided, however, the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction or Change of Control is publicly announced prior to the Maturity Date, provided further that if a Holder elects to convert some or all of this Note pursuant to Section 3 hereof, and the Conversion Amount would be limited pursuant to Section 3(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of this Note.

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(jj)	“New Subsidiary” means, as of any date of determination, any Person in which the Company after the Subscription Date, directly or indirectly, (i) owns or acquires any of the outstanding capital stock or holds any equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person, and all of the foregoing, collectively, “New Subsidiaries”.

(kk)	“Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(ll)	“Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(mm)	“Person” means an individual, a limited liability company, a limited liability partnership, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(nn)	“Price Failure” means, with respect to a particular date of determination, that the VWAP of the Common Stock on such date of determination fails to exceed $12.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions occurring after the Subscription Date). All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions.

(oo)	“Principal Market” means The Nasdaq Global Market.

(pp)	“Redemption Notices” means, collectively, the Event of Default Redemption Notices, the Company Optional Redemption Notices, the Change of Control Redemption Notices and the Holder Redemption Notices, and each of the foregoing, individually, a “Redemption Notice.”

(qq)	“Redemption Premium” means 120%.

(rr)	“Redemption Prices” means, collectively, Event of Default Redemption Prices, the Company Optional Redemption Prices, and the Holder Redemption Prices, the Change of Control Redemption Prices, and each of the foregoing, individually, a “Redemption Price.”

(ss)	“Registration Rights Agreement” means that certain registration rights agreement executed and delivered by the Company pursuant to the Securities Purchase Agreement.

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(tt)	“Required Holder” means the Holder of this Note; provided that any action by the Required Holder shall be subject to Section 4(d) and the Subordination Agreement for so long as any Senior Note remains outstanding.

(uu)	“SEC” means the United States Securities and Exchange Commission or the successor thereto.

(vv)	“Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of the Subscription Date, by and among the Private Company, Silicon Valley Acquisition Corp. and the Buyer, as may be amended from time to time.

(ww)	“Senior Notes” means, collectively, the secured promissory notes of the Private Company issued pursuant to the Anchor Purchase Agreement and the Senior Public Notes, including notes issued in exchange therefor, as amended, restated, supplemented, refinanced or replaced from time to time in accordance with the Senior Transaction Documents.

(xx)	“Senior Obligations” means all principal, interest, premiums, redemption amounts, fees, expenses, indemnities and other obligations owing from time to time under or in connection with the Senior Notes and the Senior Transaction Documents.

(yy)	“Senior Public Notes” means the senior secured convertible notes of the Company issued in exchange for the secured promissory notes of the Private Company pursuant to the Anchor Purchase Agreement, including notes issued in exchange therefor, as amended, restated, supplemented, refinanced or replaced from time to time in accordance with the Senior Transaction Documents.

(zz)	“Senior Required Holder” means the “Required Holder” under the Senior Public Notes, as such Person may change from time to time in accordance with the Senior Transaction Documents.

(aaa)	“Senior Security Agreement” means the Security Agreement (as defined in the Anchor Purchase Agreement), as amended from time to time in accordance with its terms.

(bbb)	“Senior Transaction Documents” means the Anchor Purchase Agreement, the Senior Notes and the security, guaranty and other transaction documents entered into in connection therewith, as amended from time to time in accordance with their terms.

(ccc)	“Subordination Agreement” means that certain Subordination Agreement, dated as of October 19, 2026, among the Private Company, the Holder and the Senior Required Holder and/or the collateral agent for the holders of the Senior Notes, to which the Company shall become a party on or before the Business Combination Closing, as amended from time to time in accordance with its terms.

(ddd)	“Significant Subsidiary” shall have the meaning as such term is defined in Rule 1-02 of Regulation S-X promulgated under the 1933 Act.

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(eee)	“Subscription Date” shall have the meaning set forth in the preamble.

(fff)	“Subsidiaries” means, as of any date of determination, collectively, all Current Subsidiaries and all New Subsidiaries, and each of the foregoing, individually, a “Subsidiary.”

(ggg)	“Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(hhh)	“Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(iii)	“Trading Day” means, as applicable, (x) with respect to price determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which an Eligible Market is open for trading of securities.

(jjj)	“Transfer Agent” means the Company’s transfer agent.

(kkk)	“Volume Failure” means, with respect to a particular date of determination, the aggregate daily dollar trading volume (as reported on Bloomberg) of the Common Stock on the Principal Market during regular market hours on such Trading Day is less than $15,000,000.

(lll)	“VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 27. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

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(mmm)	“Warrants” means the warrants of the Company issued to the Buyer pursuant to the Securities Purchase Agreement, including any warrants issued in exchange, transfer or replacement thereof.

36.	ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

37.	CERTAIN TAX MATTERS. All payments to be made by the Company under this Note (whether in cash or in shares of Common Stock) shall be made without any Tax Deduction (as defined below) unless a Tax Deduction is required by law. The Company shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Holder accordingly. If a Tax Deduction is required by law to be made by the Company, the amount of the payment due from the Company under this Note shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due under this Note if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law. Within thirty (30) days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Company shall deliver to the Holder evidence reasonably satisfactory to the Holder that the Tax Deduction has been made and that any appropriate payment has been paid to the relevant taxing authority. For greater certainty, (i) this Section 37 applies to all payments, whether in the form of cash, shares of Common Stock or otherwise, made under this Note, and (ii) the Company is obligated to indemnify the Holder pursuant to this Section 37 in the event that a Tax Deduction is required in respect of any payment to be made to the Holder under this Note and the Company and/or its Subsidiaries fail to comply with this Section 37. For purposes of this Section 37, “Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same) and “Tax Deduction” means any deduction or withholding for or on account of any Tax.

[signature page follows]

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IN WITNESS WHEREOF, EigenQ Holdings, Inc. has caused this Note to be duly executed as of the Issuance Date set out above.

EigenQ Holdings, Inc.

By:
Name:
Title:

Subordinated Unsecured Convertible Note - Signature Page

EXHIBIT I

EIGENQ HOLDINGS, INC.
CONVERSION NOTICE

Reference is made to the Subordinated Unsecured Convertible Note (the “Note”) issued to the undersigned by EigenQ Holdings, Inc., a Delaware corporation (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of the Company, as of the date specified below. Capitalized terms not defined herein shall have the meaning as set forth in the Note.

Date of

Conversion: _____________

Aggregate Principal to be converted: ___________

Aggregate accrued and unpaid Interest and accrued and unpaid Late Charges with respect to such portion of the Aggregate Principal and such Aggregate Interest to be converted: _____________

AGGREGATE CONVERSION AMOUNT TO BE CONVERTED: _____________

Please confirm the following information:

Conversion Price: ___________

Number of shares of Common Stock to be issued: _____________

Please issue the Common Stock into which the Note is being converted to Holder, or for its benefit, as follows:

☐ Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to: ___________

___________

___________

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant: _____________

DTC Number: _____________

Account Number: _____________

Date:

Name of Registered Holder

By:
Name:
Title:

Tax ID:

E-mail Address:

Exhibit II

ACKNOWLEDGMENT

EigenQ Holdings, Inc. hereby acknowledges this Conversion Notice and hereby directs _________________ to issue the above indicated number of shares of Common Stock in accordance with the Irrevocable Transfer Agent Instructions dated _____________, 20__ from the Company and acknowledged and agreed to by ________________________.

EIGENQ HOLDINGS, INC.

By:
Name:
Title:

Exhibit 10.5

Warrant To Purchase Common Stock

Warrant No.:

Date of Issuance: [   ], 2026 (“Issuance Date”)

EigenQ Holdings, Inc., a Delaware corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [●], a Delaware limited liability company, the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon exercise of this Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York time, on the Expiration Date (as defined below), _________________1 (subject to adjustment as provided herein) fully paid and non-assessable shares of Common Stock (as defined below) (the “Warrant Shares”, and such number of Warrant Shares, the “Warrant Number”). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 18 and capitalized terms used herein but not otherwise defined herein shall have the respective meanings given such terms in the Securities Purchase Agreement. This Warrant is one of the Warrants (the “SPA Warrants”) issued in exchange for certain warrants of EigenQ, Inc. (the “Private Company Warrants”) upon consummation of the Business Combination. The Private Company Warrants were originally issued pursuant to that certain Securities Purchase Agreement, dated as of [●], 2026 (the “Subscription Date”), by and among the EigenQ, Inc, Silicon Valley Acquisition Corp. and the Holder, as amended from time to time (the “Securities Purchase Agreement”). For the avoidance of doubt, this Warrant and the other SPA Warrants shall be deemed issued pursuant to the Securities Purchase Agreement.

[1]	Equal to 100% of the quotient of (i) the aggregate original principal amount of Notes purchased by the Holder pursuant to the Securities Purchase Agreement divided by (ii) the Conversion Price (as defined in the Notes) in effect as of the Issuance Date.

1. EXERCISE OF WARRANT.

(a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date (an “Exercise Date”), in whole or in part, by delivery (whether via email attachment or otherwise) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant. Within one (1) Trading Day following an exercise of this Warrant as aforesaid, the Holder shall deliver payment to the Company of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Warrant Shares as to which this Warrant was so exercised (the “Aggregate Exercise Price”) in cash or via wire transfer of immediately available funds if the Holder did not notify the Company in such Exercise Notice that such exercise was made pursuant to a Cashless Exercise (as defined in Section 1(d)). The Holder shall not be required to deliver the original of this Warrant in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original of this Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. Execution and delivery of an Exercise Notice for all of the then-remaining Warrant Shares shall have the same effect as cancellation of the original of this Warrant after delivery of the Warrant Shares in accordance with the terms hereof. On or before the first (1st) Trading Day following the date on which the Company has received an Exercise Notice, the Company shall transmit by facsimile or electronic mail an acknowledgment of confirmation of receipt of such Exercise Notice, in the form attached hereto as Exhibit B, to the Holder and the Company’s transfer agent (the “Transfer Agent”), which confirmation shall constitute an instruction to the Transfer Agent to process such Exercise Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following the date on which the Company has received such Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade of such Warrant Shares initiated on the applicable Exercise Date), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program (“FAST”), upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Exercise Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled pursuant to such exercise. Upon delivery of an Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares (as the case may be). If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise and upon surrender of this Warrant to the Company by the Holder, then, at the request of the Holder, the Company shall as soon as practicable and in no event later than two (2) Business Days after any exercise and at its own expense, issue and deliver to the Holder (or its designee) a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent) that may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant. Notwithstanding the foregoing, except in the case where an exercise of this Warrant is validly made pursuant to a Cashless Exercise, the Company’s failure to deliver Warrant Shares to the Holder on or prior to the later of (i) two (2) Trading Days after receipt of the applicable Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade of such Warrant Shares initiated on the applicable Exercise Date) and (ii) one (1) Trading Day after the Company’s receipt of the Aggregate Exercise Price (or valid notice of a Cashless Exercise) (such later date, the “Share Delivery Date”) shall not be deemed to be a breach of this Warrant. Notwithstanding anything to the contrary contained in this Warrant or the Registration Rights Agreement, (A) in connection with any exercise of this Warrant for cash, after the effective date of the Registration Statement (as defined in the Registration Rights Agreement) and prior to the Holder’s receipt of the notice of a Grace Period (as defined in the Registration Rights Agreement) or (B) at any time upon any Cashless Exercise, the Company shall cause the Transfer Agent to deliver unlegended Warrant Shares of Common Stock to the Holder (or its designee). From the Issuance Date through and including the Expiration Date, the Company shall maintain a transfer agent that participates in FAST.

(b) Exercise Price. For purposes of this Warrant, “Exercise Price” means $12.00, subject to adjustment as provided herein.

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(c) Company’s Failure to Timely Deliver Securities. If the Company shall fail, for any reason or for no reason, on or prior to the Share Delivery Date, either (I) if the Transfer Agent is not participating in FAST, to issue and deliver to the Holder (or its designee) a certificate for the number of Warrant Shares to which the Holder is entitled and register such Warrant Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise of this Warrant (as the case may be) or (II) if a Registration Statement covering the resale of the Warrant Shares that are the subject of the Exercise Notice (the “Unavailable Warrant Shares”) is not available for the resale of such Unavailable Warrant Shares and the Company fails to promptly, but in no event later than as required pursuant to the Registration Rights Agreement (x) so notify the Holder and (y) deliver the Warrant Shares electronically without any restrictive legend by crediting such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Delivery Failure”), then, in addition to all other remedies available to the Holder, (X) the Company shall pay in cash to the Holder on each day after the Share Delivery Date and during such Delivery Failure an amount equal to 1% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, multiplied by (B) the highest reported price (as reported by Bloomberg) of the Company’s Common Stock on the applicable Exercise Date, and (Y) the Holder, upon written notice to the Company, may void its Exercise Notice with respect to, and retain or have returned, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the voiding of an Exercise Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Date either (I) the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s exercise hereunder or pursuant to the Company’s obligation pursuant to clause (B)(2) below or (II) a Notice Failure occurs, and if on or after such Share Delivery Date the Holder purchases or otherwise acquires (in an open market transaction, stock loan or otherwise) shares of Common Stock to deliver in satisfaction of sale by the Holder of all or any portion of the number of shares of Common Stock issuable upon such exercise that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Delivery Failure or Notice Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within two (2) Business Days after receipt of the Holder’s written notice delivered pursuant to this Section, (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount, if any, by which (x) the Holder’s total purchase price or cost of acquisition (including any brokerage commissions, stock loan costs and other out-of-pocket expenses) for the shares of Common Stock so purchased or acquired exceeds (y) the product of (1) the aggregate number of Warrant Shares that the Holder was entitled to receive from the exercise at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) (the “Buy-In Payment Amount”) and (B) at the option of the Holder, either (1) reinstate the portion of this Warrant subject to such exercise and increase the number of Warrant Shares issuable upon exercise of this Warrant by the number of Warrant Shares subject thereto (in which case such exercise shall be deemed rescinded) and return to the Holder any Aggregate Exercise Price paid in respect thereof, or (2) deliver to the Holder the number of Warrant Shares that would have been issued if the Company had timely complied with its delivery requirements under this Section 1(c). For example, if the Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of this Warrant with respect to which the actual sale price of the Warrant Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock (or to electronically deliver such shares of Common Stock) upon the exercise of this Warrant as required pursuant to the terms hereof. In addition to the foregoing rights, (i) if the Company fails to deliver the applicable number of Warrant Shares upon an exercise pursuant to Section 1 by the applicable Share Delivery Date, then the Holder shall have the right to rescind such exercise in whole or in part and retain and/or have the Company return, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the rescission of an exercise shall not affect the Company’s obligation to make any payments that have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise, and (ii) if a registration statement covering the issuance or resale of the Warrant Shares that are subject to an Exercise Notice is not available for the issuance or resale, as applicable, of such Warrant Shares and the Holder has submitted an Exercise Notice prior to receiving notice of the non-availability of such registration statement and the Company has not already delivered the Warrant Shares underlying such Exercise Notice electronically without any restrictive legend by crediting such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit / Withdrawal At Custodian system, the Holder shall have the option, by delivery of notice to the Company, to (x) rescind such Exercise Notice in whole or in part and retain or have returned, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the rescission of an Exercise Notice shall not affect the Company’s obligation to make any payments that have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise, and/or (y) switch some or all of such Exercise Notice from a cash exercise to a Cashless Exercise.

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(d) Cashless Exercise. Notwithstanding anything contained herein to the contrary (other than Section 1(f) below), if at the time of exercise hereof a Registration Statement (as defined in the Registration Rights Agreement) is not effective (or the prospectus contained therein is not available for use) for the resale by the Holder of all of the Warrant Shares, then the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of Warrant Shares determined according to the following formula (a “Cashless Exercise”):

Net Number = (A x B) - (A x C)

B

For purposes of the foregoing formula:

A=	the total number of shares with respect to which this Warrant is then being exercised.

B =	as elected by the Holder: (i) the VWAP of the shares of Common Stock on the Trading Day immediately preceding the date of the applicable Exercise Notice if such Exercise Notice is (1) both executed and delivered pursuant to Section 1(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 1(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(88) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Exercise Notice or (z) the Bid Price of the shares of Common Stock as of the time of the Holder’s execution of the applicable Exercise Notice if such Exercise Notice is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter pursuant to Section 1(a) hereof, or (iii) the Closing Sale Price of the Common Stock on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Section 1(a) hereof after the close of “regular trading hours” on such Trading Day.

C =	the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

If the Warrant Shares are issued in a Cashless Exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the 1933 Act, the Warrant Shares take on the registered characteristics of the Warrants being exercised. For purposes of Rule 144(d) promulgated under the 1933 Act, as in effect on the Subscription Date, it is intended that the Warrant Shares issued in a Cashless Exercise shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date this Warrant was originally issued pursuant to the Securities Purchase Agreement.

(e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the number of Warrant Shares to be issued pursuant to the terms hereof, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 14.

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(f) Limitations on Exercises.

(i) Beneficial Ownership. The Company shall not effect the exercise of any portion of this Warrant, and the Holder shall not have the right to exercise any portion of this Warrant, pursuant to the terms and conditions of this Warrant and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by the Holder and the other Attribution Parties shall include the number of shares of Common Stock held by the Holder and all other Attribution Parties plus the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock which would be issuable upon (A) exercise of the remaining, unexercised portion of this Warrant beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants, including other SPA Warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 1(f)(i). For purposes of this Section 1(f)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding shares of Common Stock the Holder may acquire upon the exercise of this Warrant without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of shares of Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 1(f)(i), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be acquired pursuant to such Exercise Notice (the number of shares by which such purchase is reduced, the “Reduction Shares”) and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of shares of Common Stock to the Holder upon exercise of this Warrant results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of SPA Warrants that is not an Attribution Party of the Holder. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1(f)(i) to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 1(f)(i) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.

(ii) Intentionally Omitted.

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(g) Reservation of Shares.

(i) Required Reserve Amount. So long as this Warrant remains outstanding, the Company shall at all times keep reserved for issuance under this Warrant a number of shares of Common Stock at least equal to 200% of the maximum number of shares of Common Stock as shall be necessary to satisfy the Company’s obligation to issue shares of Common Stock under the SPA Warrants then outstanding at the lower of $5.00 and the Exercise Price (as defined in the Warrants) then in effect (without regard to any limitations on exercise) (the “Required Reserve Amount”); provided that at no time shall the number of shares of Common Stock reserved pursuant to this Section 1(g)(i) be reduced other than proportionally in connection with any exercise or redemption of SPA Warrants or such other event covered by Section 2(a) below. The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the holders of the SPA Warrants based on number of shares of Common Stock issuable upon exercise of SPA Warrants held by each holder on the Closing Date (without regard to any limitations on exercise) or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s SPA Warrants, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any SPA Warrants shall be allocated to the remaining holders of SPA Warrants, pro rata based on the number of shares of Common Stock issuable upon exercise of the SPA Warrants then held by such holders (without regard to any limitations on exercise).

(ii) Insufficient Authorized Shares. If, notwithstanding Section 1(g)(i) above, and not in limitation thereof, at any time while any of the SPA Warrants remain outstanding, the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for all the SPA Warrants then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal. Notwithstanding the foregoing, if at any such time of an Authorized Share Failure, the Company is able to obtain the written consent of a majority of the shares of its issued and outstanding shares of Common Stock to approve the increase in the number of authorized shares of Common Stock, the Company may satisfy this obligation by obtaining such consent and submitting for filing with the SEC an Information Statement on Schedule 14C. In the event that the Company is prohibited from issuing shares of Common Stock upon an exercise of this Warrant due to the failure by the Company to have sufficient shares of Common Stock available out of the authorized but unissued shares of Common Stock (such unavailable number of shares of Common Stock, the “Authorization Failure Shares”), in lieu of delivering such Authorization Failure Shares to the Holder, the Company shall pay cash in exchange for the cancellation of such portion of this Warrant exercisable into such Authorization Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorization Failure Shares and (y) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date the Holder delivers the applicable Exercise Notice with respect to such Authorization Failure Shares to the Company and ending on the date of such issuance and payment under this Section 1(g); and (ii) to the extent the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of Authorization Failure Shares, any Buy-In Payment Amount, brokerage commissions and other out-of-pocket expenses, if any, of the Holder incurred in connection therewith. Nothing contained in this Section 1(g) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement.

2. Warrant adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 2.

(a) Stock Dividends and Splits. Without limiting any provision of Section 2(a), Section 3 or Section 4, if the Company, at any time on or after the Issuance Date, (i) pays a stock dividend on one or more classes of its then outstanding shares of Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding shares of Common Stock into a larger number of shares or (iii) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that an Exercise Price is calculated hereunder, then the calculation of such Exercise Price shall be adjusted appropriately to reflect such event.

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(b) Adjustment of Exercise Price upon Issuance of Common Stock, Options or Convertible Securities. If and whenever on or after the Issuance Date the Company sells or grants any option to purchase or sells or grants any right to reprice, enters into any agreement to sell, grant, issue or otherwise dispose of, or otherwise disposes of or issues (or announces any of the foregoing), any shares of Common Stock, Options or Convertible Securities entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Exercise Price, or the conversion, exercise or exchange price of, or the consideration payable upon conversion, exercise or exchange of, any outstanding Options or Convertible Securities is reduced, reset or repriced (whether pursuant to the terms thereof, by amendment, waiver or otherwise, and whether or not such Options or Convertible Securities were granted, issued or sold prior to, on or after the Issuance Date or constituted Excluded Securities when granted, issued or sold) (or the Company enters into any agreement to effect any such reduction, reset or repricing) such that shares of Common Stock may thereafter be acquired thereunder at an effective price per share that is lower than the then Exercise Price (such issuances, reductions, resets and repricings, and agreements with respect thereto, collectively, a “Dilutive Issuance”) (if the holder of the Common Stock, Options or Convertible Securities so issued (or agreed to be issued) shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance), then the Exercise Price shall be reduced to equal the Base Exercise Price (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions following the date of the Securities Purchase Agreement).

For purposes of this Section 2(b), “Dilutive Issuance Date” means, with respect to any Dilutive Issuance, the earliest of (i) the date on which the Company enters into any agreement (whether or not subject to conditions) to sell, grant, issue or otherwise dispose of the applicable shares of Common Stock, Options or Convertible Securities, or to effect the applicable reduction, reset or repricing, (ii) the date on which the Company sells, grants or otherwise disposes of or issues the applicable shares of Common Stock, Options or Convertible Securities or on which the applicable reduction, reset or repricing becomes effective and (iii) the date on which the Company announces any such sale, grant, disposition or issuance (or any agreement with respect thereto) provided that, if such earliest date is not a Trading Day, the Dilutive Issuance Date shall be the immediately following Trading Day. If the terms of any such agreement are subsequently amended or modified, the date of such amendment or modification (or, if such date is not a Trading Day, the immediately following Trading Day) shall constitute a new Dilutive Issuance Date with respect to such Dilutive Issuance, and the Exercise Price shall be further adjusted, if applicable, based on the amended terms. For purposes of this Section 2(b), “Base Exercise Price” means, with respect to any Dilutive Issuance, the lower of (x) the effective price per share at which such Common Stock, Options or Convertible Securities were or are to be issued, granted, sold or otherwise disposed of (including pursuant to any agreement described in clause (i) of the definition of Dilutive Issuance Date) or, in the case of any reduction, reset or repricing, the effective price per share at which shares of Common Stock may be acquired thereunder after giving effect thereto of and (y) the lowest VWAP of the Common Stock during the five (5) consecutive Trading Day period commencing on, and including, the Dilutive Issuance Date. The Exercise Price shall be reduced to the price determined under clause (x) effective as of the Dilutive Issuance Date, and shall be further reduced to the price determined under clause (y) if lower, effective upon determination thereof. Notwithstanding the foregoing, if the applicable Dilutive Issuance consists solely of the sale or issuance (or agreement to sale or issue) of shares of Common Stock and no Options or Convertible Securities are issued, granted, sold or otherwise disposed of in connection with, or as part of the same transaction or series of related transactions as, such Dilutive Issuance, then the Base Exercise Price with respect to such Dilutive Issuance shall be the price determined under clause (x) above only, and clause (y) above shall not apply to such Dilutive Issuance.

Notwithstanding the foregoing, no adjustment will be made under this Section 2(b) in respect of Excluded Securities, and no adjustment pursuant to this Section 2(b) shall be made if such adjustment would result in an increase of the Exercise Price then in effect. If the Company enters into a Variable Rate Transaction (as defined in the Securities Purchase Agreement), despite the prohibition set forth in the Securities Purchase Agreement, the Company shall be deemed to have granted, issued or sold Common Stock, Options or Convertible Securities at the lowest possible conversion, exercise or exchange price at which such securities may be converted, exercised or exchanged, and the Base Exercise Price with respect thereto shall be the lower of such deemed price and the price determined under clause (y) of the definition of Base Exercise Price.

The Company shall notify the Holder in writing, no later than the Trading Day following each Dilutive Issuance Date, indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms, and shall deliver a further written notice to the Holder no later than the Trading Day following the last day of the five (5) Trading Day period referred to in the definition of Base Exercise Price setting forth the Base Exercise Price as finally determined (each such notice, a “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 2(b), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Warrant Shares based upon the Base Exercise Price on or after the applicable Dilutive Issuance Date, regardless of whether the Holder accurately refers to the Base Exercise Price in the Exercise Notice. Notwithstanding the foregoing, the entry into or announcement of a Permitted ATM (as defined in the Securities Purchase Agreement) shall not itself be a Dilutive Issuance, but each sale of shares of Common Stock thereunder shall be tested as a separate Dilutive Issuance as of its Trading Day.

(i) Record Date. If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

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(c) Intentionally Omitted.

(d) Other Events. In the event that the Company (or any Subsidiary (as defined in the Securities Purchase Agreement)) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Exercise Price and the number of Warrant Shares (if applicable) so as to protect the rights of the Holder, provided that no such adjustment pursuant to this Section 2(d) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2, provided further that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Company’s board of directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding absent manifest error and whose fees and expenses shall be borne by the Company.

(e) Calculations. All calculations under this Section 2(e) shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issuance or sale of Common Stock.

(f) Voluntary Adjustment By Company. The Company may at any time during the term of this Warrant, with the prior written consent of the Required Holder (as defined in the Securities Purchase Agreement), reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

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(g) VWAP Reset. On the nine (9) month anniversary of the closing of the Business Combination (as defined in the Securities Purchase Agreement) and each successive nine (9) month anniversary thereof (or, if any such day is not a Trading Day, the first Trading Day thereafter) (each, a “Reset Date”), the Exercise Price shall be reset to the lowest daily VWAP during the five (5) Trading Days ending on, and including, the Trading Day immediately preceding the applicable Reset Date (such period, the “Reset Measuring Period,” and such price, the “Reset Price”), but not below the Floor Price . If the Reset Price with respect to any Reset Date is below both the Floor Price then in effect and the Exercise Price then in effect (a “Floor Price Condition”), the Exercise Price shall reset to the Floor Price on such Reset Date, and the Company shall, by written notice delivered to the Holder no later than 5:30 p.m., New York time, on the last Trading Day of the applicable Reset Measuring Period (an “Election Notice”), irrevocably elect to either (a) reduce the Exercise Price to the Reset Price determined without regard to the Floor Price and reduce the Floor Price to such Reset Price, in each case effective as of such Reset Date, or (b) recalculate the Reset Price as of the ninetieth (90th) calendar day following such Reset Date (or, if such day is not a Trading Day, the first Trading Day thereafter) (the “Recalculation Date”), with such recalculation made as if the Recalculation Date were the Reset Date (including, for the avoidance of doubt, by reference to the five (5) Trading Days ending on, and including, the Trading Day immediately preceding the Recalculation Date). Each Election Notice shall set forth (i) the applicable Reset Date, (ii) the Reset Price determined without regard to the Floor Price, (iii) the Floor Price and the Exercise Price then in effect and (iv) the Company’s election pursuant to clause (a) or (b) above. If the Company fails to timely deliver an Election Notice with respect to any Reset Date on which a Floor Price Condition exists, the Company shall be deemed to have irrevocably elected clause (a) above with respect to such Reset Date. If the Company elects clause (b) above with respect to any Reset Date, then: (x) if the Reset Price as recalculated as of the Recalculation Date is equal to or greater than the Floor Price then in effect, the Exercise Price shall be reduced to such recalculated Reset Price effective as of the Recalculation Date (but in no event increased); and (y) if the Reset Price as so recalculated is below both the Floor Price then in effect and the Exercise Price then in effect, the Company shall, by written notice delivered to the Holder no later than 5:30 p.m., New York time, on the last Trading Day of the recalculation measuring period described in clause (b) above, irrevocably elect to reduce the Exercise Price to such recalculated Reset Price determined without regard to the Floor Price and reduce the Floor Price to such recalculated Reset Price, in each case effective as of the Recalculation Date. If the Company fails to timely deliver such notice, the Company shall be deemed to have irrevocably elected such reduction. The Company may not elect to recalculate the Reset Price pursuant to clause (b) more than once with respect to any Reset Date. Any reset or adjustment to the Exercise Price pursuant to this Section 2(g) shall be automatic and self-operative as of the applicable Reset Date or Recalculation Date, as applicable, and no notice, certification or other action by the Company or the Holder shall be required for such reset or adjustment to become effective. From and after the applicable Reset Date or Recalculation Date, as applicable, the Holder shall be entitled to use the Exercise Price as so reset or adjusted (including, if applicable, pursuant to any election or deemed election hereunder) for purposes of any exercise of this Warrant, whether or not the Company has delivered any Election Notice or other notice with respect thereto. Any election (or deemed election) pursuant to this Section 2(g) shall be made identically and simultaneously with respect to this Warrant and all other SPA Warrants, and each Election Notice shall be delivered simultaneously to all holders of SPA Warrants and shall certify the same. Any election made in violation of this paragraph shall be null and void ab initio, and the Company shall be deemed to have irrevocably elected clause (a) above (or, at a Recalculation Date, the reduction described in clause (y) above) with respect to this Warrant. No reset or adjustment pursuant to this Section 2(g) shall increase the Exercise Price then in effect. No adjustment to the Exercise Price pursuant to any other provision of this Section 2 shall be subject to, or limited by, the Floor Price. If any adjustment pursuant to any other provision of this Section 2 and any reset pursuant to this Section 2(g) would become effective on the same date, such other adjustment shall be given effect first, and the Reset Price, the existence of a Floor Price Condition and the Exercise Price then in effect shall each be determined after giving effect thereto. For so long as any Notes remain outstanding, if the Floor Price under the Notes is at any time reduced, whether pursuant to an election or deemed election under Section 3(e) of the Notes, pursuant to the definition of “Floor Price” in the Notes, or otherwise, the Floor Price hereunder shall automatically be reduced to the same amount, and if the Exercise Price then in effect exceeds such reduced Floor Price, the Exercise Price shall automatically be reduced to such reduced Floor Price, in each case effective simultaneously with such reduction and without any action by the Company or the Holder.

(h) Number of Warrant Shares. Upon the date of any adjustment to the Exercise Price pursuant to this Section 2 (excluding any adjustment pursuant to Section 2(g) and, unless the Company’s Market Capitalization is then equal to or less than one billion dollars ($1,000,000,000), any adjustment pursuant to Section 2(b)) (an “Adjustment Event”), the number of Warrant Shares issuable upon exercise of this Warrant shall be automatically adjusted such that, immediately following such Adjustment Event, such number shall equal (I) the quotient of (A) the product of (1) the number of Warrant Shares issuable upon exercise of this Warrant as of the Issuance Date hereof multiplied by (2) $12.00 divided by (B) the Exercise Price in effect immediately following such Adjustment Event, minus (II) the aggregate number of Warrant Shares theretofore issued pursuant to any exercise of this Warrant (as appropriately adjusted for any share split, share dividend, share combination, recapitalization or similar event occurring after any such exercise), in each case without regard to any limitations on exercise contained herein.

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3. RIGHTS UPON DISTRIBUTION OF ASSETS. In addition to any adjustments pursuant to Section 2 above or Section 4 below, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

4. FUNDAMENTAL TRANSACTIONS.

(a) [Intentionally Omitted]

(b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents (as defined in the Securities Purchase Agreement) in accordance with the provisions of this Section 4(b) prior to such Fundamental Transaction, including agreements to deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, which is exercisable for a corresponding number of shares of capital stock equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such adjustments to the number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction). Upon the consummation of each Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of the applicable Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of each Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Section 3 above, which shall continue to be receivable thereafter)) issuable upon the exercise of the Warrant prior to the applicable Fundamental Transaction, such shares of publicly traded common stock (or its equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant), as adjusted in accordance with the provisions of this Warrant. Notwithstanding the foregoing, and without limiting Section 1(f) hereof, the Required Holder may elect, at their sole option, by delivery of written notice to the Company to waive this Section 4(b) to permit the Fundamental Transaction without the assumption of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of each Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction but prior to the Expiration Date lieu of the shares of the Common (or other securities, cash, assets or other property (except such items still issuable under Section 3, which shall continue to be receivable thereafter)) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant) (the “Alternate Consideration”). If holders of Common Stock are given a choice as to the securities, cash or property to be received in such Fundamental Transaction, the Holder shall be given the same choice as to the Alternate Consideration it receives. Provision made pursuant to this paragraph shall be in a form and substance reasonably satisfactory to the Holder.

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(c) Intentionally omitted

(d) Application. The provisions of this Section 4 shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied as if this Warrant (and any such subsequent warrants) were fully exercisable and without regard to any limitations on the exercise of this Warrant (provided that the Holder shall continue to be entitled to the benefit of the Maximum Percentage, applied however with respect to shares of capital stock registered under the 1934 Act and thereafter receivable upon exercise of this Warrant (or any such other warrant)).

5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation (as defined in the Securities Purchase Agreement), Bylaws (as defined in the Securities Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the exercise of this Warrant. Notwithstanding anything herein to the contrary, if after the sixty (60) calendar day anniversary of the Issuance Date, the Holder is not permitted to exercise this Warrant in full for any reason (other than pursuant to restrictions set forth in Section 1(f) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit such exercise into shares of Common Stock.

6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in its capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in its capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which it is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

7. REISSUANCE OF WARRANTS.

(a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, no warrants for fractional shares of Common Stock shall be given.

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(d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of shares of Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company will give written notice to the Holder (i) promptly upon each adjustment of the Exercise Price and the number of Warrant Shares, setting forth in reasonable detail, and certifying, the calculation of such adjustment(s), (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Common Stock, or (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder, (iii) at least ten (10) Trading Days prior to the consummation of any Fundamental Transaction and (iv) within one (1) Business Day of the occurrence of an Event of Default (as defined in the Notes), setting forth in reasonable detail any material events with respect to such Event of Default and any efforts by the Company to cure such Event of Default. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of its Subsidiaries, the Company shall simultaneously file such notice with the SEC (as defined in the Securities Purchase Agreement) pursuant to a Current Report on Form 8-K. If the Company or any of its Subsidiaries provides material non-public information to the Holder that is not simultaneously filed in a Current Report on Form 8-K and the Holder has not agreed to receive such material non-public information, the Company hereby covenants and agrees that the Holder shall not have any duty of confidentiality to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents with respect to, or a duty to any of the foregoing not to trade on the basis of, such material non-public information. It is expressly understood and agreed that the time of execution specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company.

9. ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

10. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant (other than Section 1(f)) may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holder. All obligations of the Company to pay cash under or in respect of this Warrant constitute Subordinated Debt (as defined in the Subordination Agreement (as defined in the Securities Purchase Agreement)) and are subject in all respects to the Subordination Agreement. Notwithstanding the foregoing, this Warrant shall be deemed amended, waived or otherwise modified, without any action or consent of the Holder or the Required Holder, to the extent provided in Section 12(b) of the Subordination Agreement, and the Holder shall execute and deliver any instrument required pursuant to Section 12(b) of the Subordination Agreement. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

11. SEVERABILITY. If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

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12. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address set forth in Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

13. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant. Terms used in this Warrant but defined in the other Transaction Documents shall have the meanings ascribed to such terms on the Closing Date (as defined in the Securities Purchase Agreement) in such other Transaction Documents unless otherwise consented to in writing by the Holder.

14. DISPUTE RESOLUTION.

(a) Submission to Dispute Resolution.

(i) In the case of a dispute relating to the Exercise Price, the Closing Sale Price, the Bid Price, Black Scholes Value or fair market value or the arithmetic calculation of the number of Warrant Shares (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via email (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder, at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Exercise Price, such Closing Sale Price, such Bid Price, Black Scholes Value or such fair market value or such arithmetic calculation of the number of Warrant Shares (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Company may, at its sole option, select an independent, reputable investment bank reasonably satisfactory to the Holder to resolve such dispute.

(ii) The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 14 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

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(iii) The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Required Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 14 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under the rules then in effect under § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that the Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 14, (ii) a dispute relating to the Exercise Price includes, without limitation, disputes as to (A) whether an issuance or sale or deemed issuance or sale of Common Stock occurred under Section 2(a), (B) the consideration per share at which an issuance or deemed issuance of Common Stock occurred, (C) whether any issuance or sale or deemed issuance or sale of Common Stock was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes an Option or Convertible Security and (E) whether a Dilutive Issuance occurred, (iii) the terms of this Warrant and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute (including, without limitation, determining (A) whether an issuance or sale or deemed issuance or sale of Common Stock occurred under Section 2(a), (B) the consideration per share at which an issuance or deemed issuance of Common Stock occurred, (C) whether any issuance or sale or deemed issuance or sale of Common Stock was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes an Option or Convertible Security and (E) whether a Dilutive Issuance occurred) and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Warrant and any other applicable Transaction Documents, (iv) the Holder (and only the Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 14 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 14 and (v) nothing in this Section 14 shall limit the Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 14).

15. REMEDIES, CHARACTERIZATION, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue any damages or other relief to which the Holder may be entitled under applicable law for any failure by the Company to comply with the terms of this Warrant. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, exercises and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The issuance of shares and certificates for shares as contemplated hereby upon the exercise of this Warrant shall be made without charge to the Holder or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the Holder or its agent on its behalf.

16. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If this Warrant is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Warrant or to enforce the provisions of this Warrant, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, reasonable attorneys’ fees and disbursements.

17. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company.

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18. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a) “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(d) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(e) “Bid Price” means, for any security as of the particular time of determination, the bid price for such security on the Principal Market as reported by Bloomberg as of such time of determination, or, if the Principal Market is not the principal securities exchange or trading market for such security, the bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg as of such time of determination, or if the foregoing does not apply, the bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg as of such time of determination, or, if no bid price is reported for such security by Bloomberg as of such time of determination, the average of the bid prices of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices) as of such time of determination. If the Bid Price cannot be calculated for a security as of the particular time of determination on any of the foregoing bases, the Bid Price of such security as of such time of determination shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 14. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

(f) “Bloomberg” means Bloomberg, L.P.

(g) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee”  or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(h) “Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing does not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 14. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

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(i) “Common Stock” means (i) the Company’s shares of common stock, $0.00001 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(j) “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

(k) “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the Principal Market.

(l) “Excluded Securities” has the meaning given such term in the Securities Purchase Agreement, mutatis mutandis.

(m) “Expiration Date” means the date that is the fifth (5th) anniversary of the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Market (a “Holiday”), the next date that is not a Holiday.

(n)  “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates , in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its Significant Subsidiaries to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (v) reorganize, recapitalize or reclassify its Common Stock, or (B) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by all such Subject Entities as of the date of this Warrant calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their shares of Common Stock without approval of the shareholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

(s) “Floor Price” means $5.00 (as adjusted for share splits, share dividends, share combinations, recapitalizations and similar events), as such amount may be reduced in accordance with the requirements of this Warrant. If at any time the Exercise Price is reduced pursuant to this Warrant to an amount less than the Floor Price then in effect, the Floor Price shall automatically be reduced to such Exercise Price, effective simultaneously with such reduction and without any action by the Company or the Holder. The Floor Price then in effect shall also be adjusted for share splits, share dividends, share combinations, recapitalizations and similar events.

(o) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

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(p) “Market Capitalization” means, as of any Trading Day, the product of (i) the arithmetic average of the daily VWAP of the Common Stock for each Trading Day during the ten (10) consecutive Trading Day period ending on, and including, such Trading Day, multiplied by (ii) the total number of issued and outstanding shares of Common Stock as reported in the Company’s most recently filed Form 10-K or Form 10-Q filed with the SEC.

(q) “Notes” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all notes issued in exchange therefor or replacement thereof.

(r) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(s) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(t) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(u) “Principal Market” means the Nasdaq Global Market.

(v) “Registration Rights Agreement” means that certain registration rights agreement, executed and delivered by the Company pursuant to the Securities Purchase Agreement, relating to, among other things, the registration of the resale of the Common Stock issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes and exercise of the SPA Warrants, as may be amended from time to time.

(w) “SEC” means the United States Securities and Exchange Commission or the successor thereto.

(x) “Significant Subsidiary” shall have the meaning as such term is defined in Rule 1-02 of Regulation S-X promulgated under the 1933 Act.

(y) “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(z) “Successor Entity” means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(aa)  “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price or trading volume determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(bb)  “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 14. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

[signature page follows]

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IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Stock to be duly executed as of the Issuance Date set out above.

EIGENQ HOLDINGS, INC.

By:
Name:
Title:

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON STOCK

EIGENQ HOLDINGS, INC.

The undersigned holder hereby elects to exercise the Warrant to Purchase Common Stock No. _______ (the “Warrant”) of EigenQ Holdings, Inc., a Delaware corporation (the “Company”), as specified below. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Form of Exercise Price. The Holder intends that payment of the Aggregate Exercise Price shall be made as:

a “Cash Exercise” with respect to _________________ Warrant Shares; and/or a “Cashless Exercise” with respect to _______________ Warrant Shares.

In the event that the Holder has elected a Cashless Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder hereby represents and warrants that (i) this Exercise Notice was executed by the Holder at __________ [a.m.][p.m.] on the date set forth below and (ii) if applicable, the Bid Price as of such time of execution of this Exercise Notice was $________.

 2. Payment of Exercise Price. In the event that the Holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares. The Company shall deliver to Holder, or its designee or agent as specified below, __________ shares of Common Stock in accordance with the terms of the Warrant. Delivery shall be made to Holder, or for its benefit, as follows:

Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:
DTC Number:
Account Number:

Date: _____________ __, ____

_________________________

Name of Registered Holder

By:
Name:
Title:

Tax ID:_______________________

Facsimile:_____________________

E-mail Address:________________

EXHIBIT B

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs ______________ to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated _________, 202_, from the Company and acknowledged and agreed to by _______________.

EIGENQ HOLDINGS, INC.

By:
Name:
Title:

Exhibit 10.6

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made and entered into as of [●], by and between EigenQ Holdings, Inc., a Delaware corporation (the “Company”), and [●], a Delaware limited liability company (the “Buyer”).

This Agreement is made pursuant to the Securities Purchase Agreement, dated as of October 19, 2026, by and among EigenQ, Inc., Silicon Valley Acquisition Corp. (the Company’s predecessor prior to its domestication and name change in connection with the Business Combination), and the Buyer (the “Purchase Agreement”), pursuant to which EigenQ, Inc. issued to the Buyer subordinated unsecured promissory notes and warrants to purchase shares of its common stock at the Initial Closing and any Additional Closing thereunder. Immediately following the Additional Closing and upon the consummation of the Business Combination (as defined in the Purchase Agreement), such notes and warrants were exchanged for subordinated unsecured convertible PubCo Notes and PubCo Warrants (each as defined in the Purchase Agreement) issued by the Company (such PubCo Notes and PubCo Warrants are referred to herein as the “Notes” and the “Warrants,” respectively), and the Company agreed to execute and deliver this Agreement to the Buyer.

The parties acknowledge and agree that the registration rights and obligations set forth in this Agreement apply regardless of, and are in addition to, the registration of the Securities pursuant to the Business Combination Registration Statement.

The Company and the Buyer hereby agree as follows:

1. Definitions.

Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Advice” shall have the meaning set forth in Section 6(c).

“Allowable Grace Period” shall have the meaning set forth in Section 3(j).

“Commission” means the United States Securities and Exchange Commission.

“Conversion Shares” means the shares of Common Stock issuable upon conversion of the Notes.

“Current Public Information Failure” means, at any time, a failure by the Company to satisfy the current public information requirements under Rule 144(c) promulgated under the Securities Act, such that the Registrable Securities are not eligible for resale by the Holders pursuant to Rule 144.

“Effectiveness Deadline” means, (i) with respect to the Initial Registration Statement required to be filed hereunder, the 90th calendar day following the date hereof (or the 120th calendar day in the event of a full review by the Commission), and (ii) with respect to any additional Registration Statements which may be required pursuant to Section 2(c) or Section 3(c), the 30th calendar day following the date on which an additional Registration Statement is required to be filed hereunder; provided, however, that in the event the Company is notified by the Commission that one or more of the above Registration Statements will not be reviewed or is no longer subject to further review and comments, the Effectiveness Deadline as to such Registration Statement shall be the 5th Trading Day following the date on which the Company is so notified if such date precedes the dates otherwise required above, provided, further, if such Effectiveness Deadline falls on a day that is not a Trading Day, then the Effectiveness Deadline shall be the next succeeding Trading Day.

“Effectiveness Period” shall have the meaning set forth in Section 2(a).

“Event” shall have the meaning set forth in Section 2(d).

“Event Date” shall have the meaning set forth in Section 2(d).

“Filing Deadline” means, (i) with respect to the Initial Registration Statement required hereunder, the 45th calendar day following the date hereof and, (ii) with respect to any additional Registration Statements which may be required pursuant to Section 2(c), the earliest practical date on which the Company is permitted by SEC Guidance to file such additional Registration Statement related to the Registrable Securities, and with respect to any additional Registration Statements which may be required pursuant to Section 3(c), not later than the 30th calendar day after the necessity therefor arises.

“Grace Period” shall have the meaning set forth in Section 3(j).

“Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Registrable Securities.

“Indemnified Party” shall have the meaning set forth in Section 5(c).

“Indemnifying Party” shall have the meaning set forth in Section 5(c).

“Initial Registration Statement” means the initial Registration Statement filed pursuant to this Agreement. To the extent that the Business Combination Registration Statement covers Registrable Securities as contemplated by Section 1(d) of the Securities Purchase Agreement, such Business Combination Registration Statement shall be deemed the Initial Registration Statement under this Agreement.

“Losses” shall have the meaning set forth in Section 5(a).

“Notes” has the meaning set forth in the recitals.

“Plan of Distribution” shall have the meaning set forth in Section 2(a).

“Proceeding” means any action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened, before any court, arbitrator, Governmental Entity or self-regulatory organization.

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“Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated by the Commission pursuant to the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Registrable Securities” means, as of any date of determination, the sum of (i) 200% of the maximum number of Conversion Shares issuable upon conversion of the Notes (assuming for purposes hereof that (x) such Notes are convertible at the prevailing Conversion Price (as defined in the Notes), and (y) any such conversion shall not take into account any limitations on the conversion of the Notes set forth therein), (ii) 200% of the maximum number of Warrant Shares issuable upon exercise of the Warrants (assuming for purposes hereof that (x) such Warrants are exercisable at the Exercise Price (as defined in the Warrants), and (y) any such exercise shall not take into account any limitations on the exercise of the Warrants set forth therein); provided, however, solely with respect to the Initial Registration Statement, if the then applicable Conversion Price or Exercise Price, respectively, is below $5.00, the Conversion Price or Exercise Price, respectively, for purposes of the calculations set forth in (i) and (ii) above shall be set at $5.00 (for the avoidance of doubt, this proviso applies solely to the calculation of the number of Registrable Securities to be included in the Initial Registration Statement at the time of its initial filing, and not for any other purpose, including the determination of Registrable Securities under Section 3(c) of this Agreement or Section 4(a)(ii) of the Notes), (iii) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing; provided further, however, that any such Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) for so long as such Registrable Securities have been sold by the Holder pursuant to an effective Registration Statement or Rule 144.

“Registration Statement” means any registration statement required to be filed hereunder pursuant to Section 2(a) and any additional registration statements contemplated by Section 2(c) or Section 3(c), including (in each case) the Prospectus, amendments and supplements to any such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in any such registration statement.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

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“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“SEC Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Stockholder Questionnaire” shall have the meaning set forth in Section 3(a).

“Warrant Shares” means the shares of Common Stock issuable upon exercise of the Warrants.

“Warrants” has the meaning set forth in the recitals.

2. Shelf Registration.

(a) On or prior to each Filing Deadline, the Company shall prepare and file with the Commission a Registration Statement covering the resale of all of the Registrable Securities that are not then registered on an effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415. Each Registration Statement filed hereunder shall be on Form S-3 (except if the Company is not then eligible to register for the resale of the Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form in accordance herewith, subject to the provisions of Section 2(e)) and shall contain (unless otherwise directed by the Required Holder) substantially the “Plan of Distribution” attached hereto as Annex A and substantially the “Selling Stockholder” section attached hereto as Annex B; provided, however, that no Holder shall be required to be named as an “underwriter” without such Holder’s express prior written consent. Subject to the terms of this Agreement, the Company shall use its best efforts to cause a Registration Statement filed under this Agreement (including, without limitation, under Section 3(c)) to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event no later than the applicable Effectiveness Deadline, and shall use its best efforts to keep such Registration Statement continuously effective under the Securities Act until the date that all Registrable Securities covered by such Registration Statement are no longer Registrable Securities (the “Effectiveness Period”). The Company shall telephonically request effectiveness of a Registration Statement as of 5:00 p.m. (New York City time) on a Trading Day (as defined in the Notes). The Company shall immediately notify the Holders via e-mail of the effectiveness of a Registration Statement on the same Trading Day that the Company telephonically confirms effectiveness with the Commission, which shall be the date requested for effectiveness of such Registration Statement. The Company shall, by 9:30 a.m. (New York City time) on the Trading Day after the effective date of such Registration Statement, file a final Prospectus with the Commission as required by Rule 424. Failure to notify the Holder within one (1) Trading Day of such notification of effectiveness or failure to file a final Prospectus as aforesaid shall be deemed an Event under Section 2(d). Without limiting the foregoing, the Company shall ensure that each Registration Statement filed hereunder covers, at all times prior to the expiration of the Effectiveness Period, not less than the Required Minimum Securities Amount (as defined in the Notes).

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(b) Notwithstanding the registration obligations set forth in Section 2(a), if the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Initial Registration Statement as required by the Commission, covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering, subject to the provisions of Section 2(e); with respect to filing on Form S-3 or other appropriate form, and subject to the provisions of Section 2(d) with respect to the payment of liquidated damages; provided, however, that prior to filing such amendment, the Company shall be obligated to use commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09.

(c) Notwithstanding any other provision of this Agreement and subject to the payment of liquidated damages pursuant to Section 2(d), if the Commission or any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater portion of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of each holder’s Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of unregistered Registrable Securities held by all of the Holders. In the event of a cutback hereunder, the Company shall give the Holder at least three (3) Trading Days prior written notice along with the calculations as to such Holder’s allotment. In the event the Company amends the Initial Registration Statement in accordance with the foregoing, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Initial Registration Statement, as amended.

(d) If: (i) the Initial Registration Statement is not filed on or prior to its Filing Deadline (if the Company files the Initial Registration Statement without affording the Holders the opportunity to review and comment on the same as required by Section 3(a) herein or the Company subsequently withdraws the filing of the Registration Statement, the Company shall be deemed to have not satisfied this clause (i) as of the Filing Deadline), or (ii) the Company fails to file with the Commission a request for acceleration of a Registration Statement in accordance with Rule 461 promulgated by the Commission pursuant to the Securities Act, within five (5) Trading Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review, or (iii) prior to the effective date of a Registration Statement, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such Registration Statement within fifteen (15) calendar days after the receipt of comments by or notice from the Commission that such amendment is required in order for such Registration Statement to be declared effective, or (iv) a Registration Statement registering for resale any Registrable Securities is not declared effective by the Commission by its Effectiveness Deadline (provided if the Registration Statement does not allow for the resale of Registrable Securities at prevailing market prices (i.e., only allows for fixed price sales), the Company shall have been deemed to have not satisfied this clause) or (v) after the effective date of a Registration Statement, such Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities included in such Registration Statement, or the Holders are otherwise not permitted to utilize the Prospectus therein to resell such Registrable Securities, for more than 10 consecutive calendar days or more than an aggregate of 15 calendar days (which need not be consecutive calendar days) during any 12-month period (any such failure or breach being referred to as an “Event”, and for purposes of clauses (i) and (iv), the date on which such Event occurs, and for purpose of clause (ii) the date on which such 5 Trading Day period is exceeded, and for purpose of clause (iii) the date on which such 15 calendar day period is exceeded, and for purpose of clause (v) the date on which such 10 or 15 calendar day period, as applicable, is exceeded being referred to as “Event Date”), then, in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the earlier of (i) the applicable Event is cured and (ii) such securities being eligible for resale without volume or manner-of-sale restrictions under Rule 144, the Company shall pay to each Holder an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 1.0% multiplied by the original principal amount of such Holder’s Note as of the Subscription Date (as defined in the Notes); provided, that in no event shall the aggregate amount of partial liquidated damages payable to a Holder pursuant to this Section 2(d) exceed six percent (6%) of the original principal amount of such Holder’s Note as of the Subscription Date. If the Company fails to pay any partial liquidated damages pursuant to this Section in full within seven days after the date payable, the Company will pay interest thereon at a rate of 14.0% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro rata basis for any portion of a month prior to the cure of an Event. No Event shall be deemed to have occurred under this Section 2(d) if such securities are eligible for resale without volume or manner-of-sale restrictions and the Company remains in compliance with the current public information requirement under Rule 144.

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(e) If Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form and (ii) undertake to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission. Notwithstanding anything to the contrary contained herein, any reference herein to a filing of an alternative form where Form S-3 is not available shall include such filing on Form S-1.

(f) Notwithstanding anything to the contrary contained herein, in no event shall the Company be permitted to name any Holder or affiliate of a Holder as any “underwriter” without the prior written consent of such Holder.

3. Registration Procedures.

In connection with the Company’s registration obligations hereunder, the Company shall:

(a) Not less than five (5) Trading Days prior to the filing of each Registration Statement and not less than one (1) Trading Day prior to the filing of any related Prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), the Company shall (i) furnish to each Holder copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of such Holders, and (ii) cause its officers and directors, counsel and independent registered public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel to each Holder, to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holders of a majority of the Registrable Securities shall reasonably object in good faith, provided that, the Company is notified of such objection in writing no later than four (4) Trading Days after the Holders have been so furnished copies of a Registration Statement or one (1) Trading Day after the Holders have been so furnished copies of any related Prospectus or amendments or supplements thereto. Each Holder agrees to furnish to the Company a completed questionnaire in the form attached to this Agreement as Annex C (a “Selling Stockholder Questionnaire”) on a date that is not less than two (2) Trading Days prior to the Filing Deadline or by the end of the fourth (4th) Trading Day following the date on which such Holder receives draft materials in accordance with this Section.

(b) (i) Prepare and file with the Commission such amendments, including post-effective amendments, to a Registration Statement and the Prospectus used in connection therewith as may be necessary to keep a Registration Statement continuously effective, as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities, (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and, as so supplemented or amended, to be filed pursuant to Rule 424, (iii) respond as promptly as reasonably practicable to any comments received from the Commission with respect to a Registration Statement or any amendment thereto and provide as promptly as reasonably practicable to the Holders true and complete copies of all correspondence from and to the Commission relating to a Registration Statement (provided that, the Company shall excise any information contained therein which would constitute material non-public information regarding the Company or any of its Subsidiaries), and (iv) comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Registration Statement during the applicable period in accordance (subject to the terms of this Agreement) with the intended methods of disposition by the Holders thereof set forth in such Registration Statement as so amended or in such Prospectus as so supplemented.

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(c) If at any time during the Effectiveness Period the number of Registrable Securities exceeds the number of shares of Common Stock then registered on effective Registration Statements, including as a result of any reset or adjustment of the Conversion Price (as defined in the Notes) or the Exercise Price (as defined in the Warrants), the Company shall file an additional Registration Statement covering the resale of all such Registrable Securities.

(d) Notify the Holders of Registrable Securities to be sold (which notice shall, pursuant to clauses (iii) through (vi) hereof, be accompanied by an instruction to suspend the use of the Prospectus until the requisite changes have been made) as promptly as reasonably practicable (and, in the case of (i)(A) below, not less than one (1) Trading Day prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one (1) Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed, (B) when the Commission notifies the Company whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on such Registration Statement, and (C) with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information, (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose, (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in a Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to a Registration Statement, Prospectus or other documents so that, in the case of a Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vi) of the occurrence or existence of any pending corporate development with respect to the Company that the Company believes may be material and that, in the determination of the Company, makes it not in the best interest of the Company to allow continued availability of a Registration Statement or Prospectus; provided, however, that in no event shall any such notice contain any information which would constitute material, non-public information regarding the Company or any of its Subsidiaries, and the Company agrees that the Holders shall not have any duty of confidentiality to the Company or any of its Subsidiaries and shall not have any duty to the Company or any of its Subsidiaries not to trade on the basis of such information.

(e) Use its commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order stopping or suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

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(f) Furnish to each Holder, without charge, at least one conformed copy of each such Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference to the extent requested by such Person, and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission, provided that any such item which is available on the EDGAR system (or successor thereto) need not be furnished in physical form.

(g) Subject to the terms of this Agreement, the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 3(d).

(h) Prior to any resale of Registrable Securities by a Holder, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from the registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by each Registration Statement, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.

(i) If requested by a Holder, cooperate with such Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free, to the extent permitted by the Purchase Agreement or the Notes, as applicable, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request.

(j) Upon the occurrence of any event contemplated by Section 3(d), as promptly as reasonably practicable under the circumstances taking into account the Company’s good faith assessment of any adverse consequences to the Company and its stockholders of the premature disclosure of such event, prepare a supplement or amendment, including a post-effective amendment, to a Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither a Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies the Holders in accordance with clauses (iii) through (vi) of Section 3(d) above to suspend the use of any Prospectus until the requisite changes to such Prospectus have been made, then the Holders shall suspend use of such Prospectus. The Company will use its commercially reasonable efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable. The Company shall be entitled to exercise its right under this Section 3(j) to suspend the availability of a Registration Statement and Prospectus, subject to the payment of partial liquidated damages otherwise required pursuant to Section 2(d), for a period not to exceed 45 calendar days (which need not be consecutive days) in any 12-month period (each such suspension period, a “Grace Period,” and any Grace Period that does not exceed the limitations set forth in this Section 3(j), an “Allowable Grace Period”).

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(k) Otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final Prospectus, including any supplement or amendment thereof, with the Commission pursuant to Rule 424 under the Securities Act, promptly inform the Holders in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Holders are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder.

(l) The Company shall use its best efforts to maintain eligibility for use of Form S-3 (or any successor form thereto) for the registration of the resale of Registrable Securities.

(m) The Company may require each selling Holder to furnish to the Company a certified statement as to the number of shares of Common Stock beneficially owned by such Holder and, if required by the Commission, the natural persons thereof that have voting and dispositive control over the shares. During any periods that the Company is unable to meet its obligations hereunder with respect to the registration of the Registrable Securities solely because any Holder fails to furnish such information within three (3) Trading Days of the Company’s request, any liquidated damages that are accruing at such time as to such Holder only shall be tolled and any Event that may otherwise occur solely because of such delay shall be suspended as to such Holder only, until such information is delivered to the Company.

4. Registration Expenses.

All fees and expenses incident to the performance of or compliance with, this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses of the Company’s counsel and independent registered public accountants) (A) with respect to filings made with the Commission, (B) with respect to filings required to be made with any Trading Market on which the shares of Common Stock are then listed for trading, and (C) in compliance with applicable state securities or Blue Sky laws reasonably agreed to by the Company in writing (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any broker or similar commissions of any Holder or, except to the extent provided for in the Transaction Documents, any legal fees or other costs of the Holders.

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5. Indemnification.

(a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, members, partners, agents, brokers (including brokers who offer and sell Registrable Securities as principal as a result of a pledge or any failure to perform under a margin call of shares of Common Stock), investment advisors and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, stockholders, partners, agents and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, arising out of or relating to (1) any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (2) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement, such Prospectus or in any amendment or supplement thereto (it being understood that the Holder has approved Annex A hereto for this purpose) or (ii) in the case of an occurrence of an event of the type specified in Section 3(d)(iii)-(vi), the use by such Holder of an outdated, defective or otherwise unavailable Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated, defective or otherwise unavailable for use by such Holder and prior to the receipt by such Holder of the Advice contemplated in Section 6(c). The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified person and shall survive the transfer of any Registrable Securities by any of the Holders in accordance with Section 6(f).

(b) Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, to the extent arising out of or based solely upon: any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading (i) to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company expressly for inclusion in such Registration Statement or such Prospectus or (ii) to the extent, but only to the extent, that such information relates to such Holder’s information provided in the Selling Stockholder Questionnaire or the proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement (it being understood that the Holder has approved Annex A hereto for this purpose), such Prospectus or in any amendment or supplement thereto. In no event shall the liability of a selling Holder be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Holder in connection with any claim relating to this Section 5 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue statement or omission) received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

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(c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof, provided that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have materially and adversely prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses, (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding, or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and counsel to the Indemnified Party shall reasonably believe that a material conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one separate counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

Subject to the terms of this Agreement, all reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Trading Days of written notice thereof to the Indemnifying Party, provided that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) not to be entitled to indemnification hereunder.

(d) Contribution. If the indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in this Agreement, any reasonable attorneys’ or other fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. In no event shall the contribution obligation of a Holder of Registrable Securities be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Holder in connection with any claim relating to this Section 5 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

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The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

6. Miscellaneous.

(a) Remedies. In the event of a breach by the Company or by a Holder of any of their respective obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. Each of the Company and each Holder agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall not assert or shall waive the defense that a remedy at law would be adequate.

(b) Piggyback Registrations. Without limiting any obligation of the Company hereunder or under the Purchase Agreement, if there is not an effective Registration Statement covering all of the Registrable Securities or the Prospectus contained therein is not available for use and the Company shall determine to prepare and file with the Commission a registration statement or offering statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities (other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the Company’s share option or other employee benefit plans), then the Company shall deliver to each Holder a written notice of such determination and, if within ten (10) days after the date of the delivery of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement or offering statement all or any part of such Registrable Securities such Holder requests to be registered; provided, however, the Company shall not be required to register any Registrable Securities pursuant to this Section 6(b) that are eligible for resale pursuant to Rule 144 without restriction (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or that are the subject of a then-effective Registration Statement.

(c) Discontinued Disposition. By its acquisition of Registrable Securities, each Holder agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(d)(iii) through (vi), such Holder will forthwith discontinue disposition of such Registrable Securities under a Registration Statement until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus (as it may have been supplemented or amended) may be resumed. The Company will use its commercially reasonable efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable. The Company agrees and acknowledges that any periods during which the Holder is required to discontinue the disposition of the Registrable Securities hereunder shall be subject to the provisions of Section 2(d).

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(d) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Required Holder. Notwithstanding the foregoing, this Agreement shall be deemed amended, waived or otherwise modified, without any action or consent of any Holder, to the extent provided in Section 12(b) of the Subordination Agreement (as defined in the Purchase Agreement).

(e) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Purchase Agreement or Notes, as applicable, and for the avoidance of doubt, shall be in writing.

(f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign (except by merger) its rights or obligations hereunder without the prior written consent of all of the Holders of the then outstanding Registrable Securities. Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement and Notes.

(g) No Inconsistent Agreements. Neither the Company nor any of its Subsidiaries has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. Except as set forth on Schedule 6(g), neither the Company nor any of its Subsidiaries has previously entered into any agreement granting any registration rights with respect to any of its securities to any Person that have not been satisfied in full.

(h) Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com), such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

(i) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Purchase Agreement.

(j) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any other remedies provided by law.

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(k) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(l) Headings. The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.

(m) Independent Nature of Holders’ Obligations and Rights. The obligations of each Holder hereunder are several and not joint with the obligations of any other Holder hereunder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder hereunder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Holder pursuant hereto or thereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Holders are in any way acting in concert or as a group or entity with respect to such obligations or the transactions contemplated by this Agreement or any other matters, and the Company acknowledges that the Holders are not acting in concert or as a group, and the Company shall not assert any such claim, with respect to such obligations or transactions. Each Holder shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose. The use of a single agreement with respect to the obligations of the Company contained was solely in the control of the Company, not the action or decision of any Holder, and was done solely for the convenience of the Company and not because it was required or requested to do so by any Holder. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and a Holder, solely, and not between the Company and the Holders collectively and not between and among Holders.

(n) Registration Rights and Subordination. Notwithstanding any action limitations applicable to the Notes under the Purchase Agreement or the other Transaction Documents, each Holder may exercise and enforce its registration rights under this Agreement independently, without the consent of the Senior Required Holder (as defined in the Purchase Agreement) or any corresponding action by any holder of securities issued under the Anchor Purchase Agreement (as defined in the Purchase Agreement). Any claim for payment under this Agreement shall be subject to the Subordination Agreement (as defined in the Purchase Agreement) solely to the extent such claim constitutes subordinated indebtedness thereunder. Nothing in this Agreement amends the Subordination Agreement or authorizes any payment prohibited thereby.

********************

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

EIGENQ HOLDINGS, INC.

By
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

HOLDER:

[●]

By:	[●], ADMINISTRATOR

By:
Name:	[●]
Title:	General Manager of the Administrator

By:	THE ORGANIZER OF THE SPV,
[●]

By:
Name:	[●]
Title:	Managing Member

Annex A
Plan of Distribution

Each Selling Stockholder (the “Selling Stockholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Principal Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits buyers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the buyer of securities, from the buyer) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the shares of common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the shares of common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each buyer at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Annex B
SELLING STOCKHOLDER

The shares of common stock being offered by the selling stockholders are those previously issued to the selling stockholders, and those issuable to the selling stockholders, upon conversion of the notes. For additional information regarding the issuances of those shares of common stock and notes, see “Private Placement of Shares of Common Stock and Notes” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the notes, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of common stock and notes, as of ________, 2026, assuming conversion of the notes held by the selling stockholders on that date, without regard to any limitations on conversion.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of the sum of (i) the number of shares of common stock issued to the selling stockholders in the “Private Placement of Shares of Common Stock and Notes” described above and (ii) the maximum number of shares of common stock issuable upon conversion of the notes, determined as if the outstanding notes were converted in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the conversion of the notes. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the notes, a selling stockholder may not convert the notes to the extent such conversion would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such conversion, excluding for purposes of such determination of shares of common stock issuable upon conversion of such notes which have not been converted. The number of shares in the second and fourth columns do not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
[●]	[●]	[●]	[●]

Annex C
EIGENQ HOLDINGS, INC.
Selling Stockholder Notice and Questionnaire

The undersigned beneficial owner of shares of common stock (the “Registrable Securities”) of EigenQ Holdings, Inc., a Delaware corporation (the “Company”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement (the “Registration Rights Agreement”) to which this document is annexed. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling stockholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling stockholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Stockholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	Name.

(a) Full Legal Name of Selling Stockholder

[●]

(b) Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c) Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2.	Address for Notices to Selling Stockholder:

Telephone:

E-Mail:

Contact	Person:

3.	Broker-Dealer Status:

(a) Are you a broker-dealer?

Yes ☐ No ☐

(b) If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐ No ☐

Note: If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c) Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

(d) If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note: If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4.	Beneficial Ownership of Securities of the Company Owned by the Selling Stockholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a) Type and Amount of other securities beneficially owned by the Selling Stockholder:

5.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% or more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Beneficial Owner:
Name:
Title:

PLEASE EMAIL A PDF COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO:

Schedule 6(g)
Existing Registration Rights

1.	Registration rights granted or to be granted pursuant to the Securities Purchase Agreement, dated as of September 17, 2026, among EigenQ, Inc., Silicon Valley Acquisition Corp. and the investors party thereto, and the related registration rights agreement entered into or to be entered into in connection with the Business Combination, covering shares underlying the notes and warrants issued in the Anchor Financing and any other securities covered thereby.

2.	Registration rights granted or to be granted pursuant to the Registration Rights and Lock-up Agreement entered into or to be entered into at the closing of the transactions contemplated by the Business Combination Agreement, dated as of June 17, 2026, among Silicon Valley Acquisition Corp., SVAQ Merger Sub Inc. and EigenQ, Inc., covering shares of the Company held by certain stockholders of Silicon Valley Acquisition Corp. and EigenQ, Inc. that are parties to such Registration Rights and Lock-up Agreement.

Exhibit 10.7

SUBORDINATION AGREEMENT

THIS SUBORDINATION AGREEMENT (this “Agreement”) is made as of October 19, 2026, by and among (1) [●] (the “Subordinated Lender”), (2) EigenQ, Inc., a Delaware corporation (the “Company” and together with any other obligor that may be joined to this Agreement after the date hereof, the “Obligors” and each an “Obligor”) and (3) [●], in its capacity as collateral agent (the “Agent”) for the Senior Lenders (as defined below).

Recitals

A. The Obligors have requested and/or obtained certain loans or other credit accommodations from the Senior Lenders (as defined below) or are otherwise indebted to the Senior Lenders (which loans, credit accommodations and debts are or may from time to time be secured by assets and property of the Obligors) pursuant to the terms of: (i) that certain Securities Purchase Agreement, dated as of September 17, 2026, by and among the Company, Silicon Valley Acquisition Corp., a Cayman Islands exempted company (together with its successors, “SVAQ”), and each of the investors listed on the Schedule of Buyers attached thereto (the “Securities Purchase Agreement”), pursuant to which the Company issued the Secured Promissory Notes (the “Notes”) to each of such investors (each, a “Buyer” and collectively, the “Buyers,” and, in their capacity as holders of the Notes, collectively, the “Senior Lenders,” with [●] as the lead Buyer); (ii) the Notes and the Warrants; (iii) that certain Pledge and Security Agreement, dated as of September 17, 2026 (the “Security Agreement”), by and among the Company, any Subsidiaries of the Company party thereto and the Agent; and (iv) each other Transaction Document executed by the Obligors in favor or for the benefit of the Senior Lenders and/or the Agent (the agreements described in clauses (i) through (iv), collectively, as may be amended, amended and restated, supplemented or otherwise modified, “Senior Loan Documents”). As used herein, “Liens,” “Required Holder,” “Subsidiaries,” “Transaction Documents” and “Warrants” have the respective meanings set forth in the Securities Purchase Agreement, “Event of Default” has the meaning set forth in the Notes or Convertible Notes, as applicable, and “Affiliate” has the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

B. The Subordinated Lender has extended loans or other credit accommodations to the Obligors or the Obligors are otherwise indebted to the Subordinated Lender, including, without limitation, pursuant to the SPV Financing described in Section 4(t) of the Securities Purchase Agreement, consisting of (i) unsecured notes issued by the Company to the Subordinated Lender in an aggregate principal amount of up to $5,000,000, which notes are subordinated to the Notes, and (ii) warrants issued by the Company to the Subordinated Lender providing for 100% warrant coverage of the Subordinated Lender’s investment (together with any warrants issued in exchange or replacement therefor, the “Subordinated Warrants”), together with any other related documents, agreements and instruments (collectively, the “Subordinated Loan Documents”).

C. The Subordinated Lender is willing to subordinate all of the Obligors’ indebtedness and obligations to the Subordinated Lender pursuant to the Subordinated Loan Documents or otherwise, including, without limitation, all interest, premium payments, make-whole payments, liquidated damages, fees, reimbursement obligations, buy-in payments and other obligations and liabilities arising thereunder whatsoever, whether presently existing or arising in the future (the “Subordinated Debt”), to all of the Obligors’ indebtedness and obligations under the Senior Loan Documents, including, without limitation, all interest, premium payments, make-whole payments and other obligations and liabilities whatsoever, to the Senior Lenders.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1. The Subordinated Lender represents and warrants that it does not hold any Liens in the assets of any Obligor, and in no event shall the Subordinated Lender acquire, and the Obligors shall not grant to the Subordinated Lender, any lien in the assets of any Obligor. If, notwithstanding the foregoing, Subordinated Lender acquires a Lien in any assets of any Obligor, Subordinated Lender hereby subordinates any security interest and/or lien that Subordinated Lender may now have or hereafter acquire in any property or assets of the Obligors (the “Junior Liens”) to the security interest and/or liens that Senior Lenders and the Agent now or hereafter acquire in any property or assets of the Obligors (the “Senior Liens”). Notwithstanding the respective dates of attachment or perfection of the Junior Liens and the Senior Liens, the Senior Liens shall always be prior and senior to the Junior Liens. In addition, at any time that the Collateral Release Covenant Condition (as defined in the Senior Loan Documents) is not then satisfied, to the extent that Subordinated Lender acquires any Lien in any assets or property in which the Senior Lenders do not have a Lien, (i) the Obligors shall be deemed to have automatically granted the Senior Lenders a Lien in such assets or property and (ii) the Subordinated Lender shall promptly release its Lien in such assets or property upon the written request of the Required Holder or the Agent.

2. All Subordinated Debt, now existing or hereafter arising, is subordinated in right of payment to all obligations of the Obligors to the Senior Lenders and the Agent, now existing or hereafter arising, under the Senior Loan Documents together with all costs of collecting such obligations, including, without limitation, all accrued and unpaid interest, original issue discount, all premium payments, make-whole payments, exit charges, interest accruing after the commencement by or against any Obligor of any bankruptcy, reorganization or similar proceeding, attorneys’ fees, reimbursement obligations, and all other obligations and liabilities of the Obligors arising under the Senior Loan Documents (collectively, with any indebtedness into which any such obligations may be exchanged, or by which any such obligations may be refinanced or replaced, the “Senior Debt”).

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3. Subordinated Lender will not demand or receive from any Obligor (and the Obligors will not pay to Subordinated Lender) all or any part of the Subordinated Debt, by way of payment, prepayment, setoff, lawsuit or otherwise, whether in cash or in kind, nor will Subordinated Lender exercise any remedy with respect to the Subordinated Debt or the Junior Liens, nor will Subordinated Lender commence, or cause to commence, prosecute or participate in any administrative, legal or equitable action against any Obligor, for so long as any portion of the Senior Debt remains outstanding. For the avoidance of doubt, Subordinated Lender shall not exercise any remedy under or otherwise seek to enforce any term or provision of the Subordinated Loan Documents at any time that any portion of the Senior Debt remains outstanding. Notwithstanding the foregoing, for so long as no Event of Default under the Senior Loan Documents has occurred and is continuing or would result therefrom, Obligors may make, and Subordinated Lender may accept and retain, regularly scheduled payments of interest on the Subordinated Debt, whether in cash or in kind (“Permitted Payments”). Notwithstanding anything to the contrary in this Agreement, nothing herein shall prohibit or restrict (i) the conversion of the Subordinated Notes (defined below) or the Subordinated SVAQ Notes (defined below) into common equity securities of the Company or SVAQ, as applicable, in accordance with their terms, (ii) the exercise of the Subordinated Warrants, including on a cashless basis, and the issuance and delivery of the equity securities issuable thereunder, or (iii) the exchange and restructuring of the Subordinated Loan Documents contemplated by Section 20, and no equity securities so issued or delivered shall constitute a payment or distribution in respect of the Subordinated Debt or be subject to Section 4; provided that any cash paid to the Subordinated Lender in connection with any such conversion, exercise or exchange shall remain subject to Sections 3 and 4.

4. Subordinated Lender shall promptly deliver to the Senior Lenders in the form received (except for endorsement or assignment by Subordinated Lender where required by the Senior Lenders) for application to the Senior Debt any payment, distribution, security or proceeds received by Subordinated Lender with respect to the Subordinated Debt other than Permitted Payments.

5. In the event of any Obligor’s bankruptcy, insolvency, reorganization or any case or proceeding under any bankruptcy or insolvency law or laws relating to the relief of debtors, the provisions of this Agreement shall remain in full force and effect, and the Senior Lenders’ claims against the Obligors shall be paid in full before any payment is made to the Subordinated Lender.

6. Senior Lenders and the Agent shall have the exclusive right to enforce their respective rights and/or exercise remedies in respect of the Senior Debt and the Senior Liens (including set-off and the right to credit bid the Senior Debt) and make determinations regarding the release, disposition, or restrictions with respect to any collateral for the Senior Debt (the “Collateral”) without any notice to, consultation with or consent of the Subordinated Lender. Subordinated Lender will, in connection with the Senior Lenders’ and Agent’s exercise of their rights and remedies under the Senior Loan Documents, immediately, upon the written request of the Required Holder or the Agent, release any Junior Lien in any Collateral. Senior Lenders may enforce the provisions of the Senior Loan Documents and exercise remedies thereunder in such order and in such manner as they may determine in their sole discretion and such exercise and enforcement shall include the rights to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured lender under the Uniform Commercial Code of any applicable jurisdiction, of a secured creditor under Title 11 of the United States Code (the “Bankruptcy Code”) and under other applicable law.

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7. Subordinated Lender will not object to the forbearance by Senior Lenders from commencing or pursuing any foreclosure action or proceeding or any other enforcement or exercise of any rights or remedies with respect to all or any part of the Collateral.

8. Subordinated Lender agrees that it will not support or vote in favor of any plan of reorganization in any bankruptcy, insolvency or similar proceeding unless such plan either (x) results in the Senior Debt being paid in full in cash on the effective date of such plan, (y) is accepted by the class of holders of the Senior Debt voting thereon and is supported by the Senior Lenders or (z) incorporates this Agreement by reference and continues the rights and priorities of the Senior Lenders and Subordinated Lender after the effective date of such plan.

9. Subordinated Lender further agrees that so long as any Senior Debt remains outstanding, the aggregate outstanding principal balance of the Subordinated Debt in the aggregate shall not exceed $5,000,000 (exclusive of any interest paid in kind at the stated non-default rate and capitalized in accordance with the terms of the Subordinated Loan Documents) at any time.

10. For so long as any of the Senior Debt remains unpaid, Subordinated Lender irrevocably appoints Agent as Subordinated Lender’s attorney-in-fact, and grants to Agent a power of attorney with full power of substitution, in the name of Subordinated Lender or in the name of Agent, for the use and benefit of the Senior Lenders, without notice to Subordinated Lender, to perform at Agent’s option the following acts in any bankruptcy, insolvency or similar proceeding involving any Obligor:

(i) To file the appropriate claim or claims in respect of the Subordinated Debt on behalf of Subordinated Lender if Subordinated Lender does not do so prior to 30 days before the expiration of the time to file claims in such proceeding and if Agent elects, in its sole discretion, to file such claim or claims; and

(ii) To accept or reject any plan of reorganization or arrangement on behalf of Subordinated Lender and to otherwise vote Subordinated Lender’s claims in respect of any Subordinated Debt in any manner that Agent deems appropriate for the enforcement of its rights hereunder.

11. In the event of any Obligor’s bankruptcy, insolvency, reorganization or any case or proceeding, arrangement or transaction under any federal or state bankruptcy or insolvency law or similar laws or proceedings involving any Obligor, for so long as any of the Senior Debt remains unpaid, if the Senior Lenders shall seek to provide the Obligors with any financing under Section 364 of the Bankruptcy Code, or the Senior Lenders support or consent to such financing provided by a third party, or consents to any order for the use of cash collateral under Section 363 of the Bankruptcy Code (each, a “DIP Financing” or “Cash Collateral Use”), with such DIP Financing or Cash Collateral Use to be secured by all or any portion of the Collateral (including assets that, but for the application of Section 552 of the Bankruptcy Code (or any similar provision of any foreign laws relating to the relief of debtors) would be Collateral), then Subordinated Lender agrees that it will not raise any objection and will not support, directly or indirectly, any objection to such DIP Financing or Cash Collateral Use nor object to the liens or claims granted in connection therewith on any grounds, including a failure to provide “adequate protection” for the liens, if any, securing any Subordinated Debt (and will not request any adequate protection as a result of such DIP Financing or Cash Collateral Use, and will not support any debtor-in-possession financing or Cash Collateral Use which would compete with such DIP Financing or Cash Collateral Use which is provided to or consented to by the Senior Lenders). In addition, Subordinated Lender agrees that it will not provide nor seek to provide or support any debtor-in-possession financing without the prior written consent of the Senior Lenders and the Agent.

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12. (a) No amendment of the Subordinated Loan Documents shall directly or indirectly modify the provisions of this Agreement in any manner which might terminate or impair the subordination of the Subordinated Debt or the subordination of the Junior Liens. In addition, such instruments shall not be amended in any manner adverse to the Senior Lenders without the prior written consent of the Required Holder. For the avoidance of doubt, any amendment that increases the principal amount of the Subordinated Debt, increases the rate of interest payable thereon, advances the maturity date of the Subordinated Debt to a date that is earlier than the current maturity date thereof, or imposes more burdensome conditions on the Obligors shall be deemed adverse to the Senior Lenders.

(b) Required Holder Amendments. If at any time the Required Holder grants any amendment, waiver, consent, or modification with respect to any term or provision of any Senior Loan Document (each, a “Senior Modification”), and such Senior Modification has the effect of making any term or provision of the Senior Loan Documents more favorable or less restrictive to the Obligors (including, without limitation, by relaxing any financial covenant, extending any cure period, reducing any interest rate or fee, deferring any scheduled payment, releasing any collateral or guarantor, waiving any anti-dilution adjustment or waiving any default or event of default) (a “Permissive Senior Modification”), then, automatically and without any further action or consent on the part of the Subordinated Lender, the corresponding term or provision of the Subordinated Loan Documents (or, if the Subordinated Loan Documents contain no identical term or provision, the substantially equivalent term or provision thereof) shall be deemed amended, waived, or otherwise modified in the same manner and to the same extent as the applicable Permissive Senior Modification, effective concurrently with the effectiveness of such Permissive Senior Modification. Each Senior Modification (and, where a Senior Modification comprises more than one amendment, waiver, consent or modification, each component thereof) shall be tested separately for purposes of this Section 12(b). For the avoidance of doubt, the foregoing deemed amendment and waiver mechanism shall apply solely to Permissive Senior Modifications and shall not entitle the Subordinated Lender to the benefit of, or be deemed to effect, any Senior Modification that: (i) makes the terms of the Senior Loan Documents more restrictive or more burdensome for the Obligors (including, without limitation, by tightening any financial covenant, shortening any cure or grace period, increasing any interest rate, fee, or premium, accelerating any amortization schedule, adding any additional affirmative or negative covenant, lowering any conversion or exercise price or adjusting any anti-dilution mechanisms); (ii) confers any additional right, remedy, benefit, or entitlement upon the Senior Lenders (including, without limitation, any additional security interest, guaranty, consent right, voting right, information right, consent fee or other payments); or (iii) otherwise has the effect of increasing the relative priority, security, or economic benefit of the Senior Debt vis-à-vis the Subordinated Debt. The Required Holder shall provide written notice to the Subordinated Lender of each Permissive Senior Modification promptly following the effectiveness thereof, together with a copy of the relevant amendment, waiver, or consent; provided that the failure of the Required Holder to deliver such notice shall not affect the automatic operation of this Section 12(b) or the validity of any deemed amendment or waiver of the Subordinated Loan Documents effected thereby. The determination of the Required Holder, made in good faith, as to whether any Senior Modification constitutes a Permissive Senior Modification, and as to the corresponding or substantially equivalent term or provision of the Subordinated Loan Documents, shall be conclusive and binding on the Subordinated Lender and the Obligors absent manifest error. This Section 12(b) shall apply, mutatis mutandis, to any Senior Loan Document issued in exchange for, or in refinancing or replacement of, any Senior Loan Document. The Subordinated Lender shall, within three (3) Business Days after request by the Required Holder or the Obligors, execute and deliver such amendments, waivers or other instruments as may reasonably be requested to evidence any deemed amendment or waiver effected by this Section 12(b); provided that any failure to do so shall not affect the effectiveness thereof. Nothing in this Section shall be construed to (i) limit or impair the right of the Senior Lenders or the Required Holder to amend, waive, or modify the Senior Loan Documents in its sole discretion without the consent of the Subordinated Lender, (ii) create any obligation on the part of the Senior Lenders or the Required Holder to grant any amendment, waiver, or modification for the benefit of the Obligors or the Subordinated Lender, or (iii) alter the subordination of the Subordinated Debt to the Senior Debt as otherwise provided in this Agreement.

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(c) Consideration for Permissive Senior Modifications. If (i) a Permissive Senior Modification results in an amendment, waiver or modification of a corresponding or substantially equivalent term or provision of the Subordinated Loan Documents pursuant to Section 12(b), and (ii) the Senior Lenders receive from any Obligor, solely as consideration for granting such Permissive Senior Modification, a cash fee, a reduction in conversion price, an increase in principal amount, an issuance of warrants or an increase in interest rate, the Obligors shall provide the same to the Subordinated Lender, (x) in the case of cash fees, added principal and warrants, in an amount equal to the Subordinated Lender’s Pro Rata Share (as defined in Section 21(b), calculated as if the aggregate Purchase Price (as defined in the Securities Purchase Agreement) for all Notes to be issued at the Initial Closing and the Additional Closing (each as defined in the Securities Purchase Agreement) had been paid in full) of the amount thereof received by the Senior Lenders, and (y) in the case of conversion price and interest rate, by the same percentage or rate. Any such consideration shall constitute Subordinated Debt subject to this Agreement. Any cash fee to be provided to the Subordinated Lender under this Section 12(c) shall not be paid in cash and shall instead be added to the outstanding principal amount of the Subordinated Notes or the Subordinated SVAQ Notes (each as defined below), as applicable. No failure by any Obligor to comply with this Section 12(c) shall affect the effectiveness of any Senior Modification or give rise to any liability of the Agent or any Senior Lender. This Section 12(c) shall not apply to any consideration received in connection with new money or any other extension of credit, or any exchange, refinancing or restructuring of the Senior Debt.

13. This Agreement shall remain effective for so long as any Senior Lender has any obligation to make credit extensions to any Obligor or any Obligor owes any amounts to any Senior Lender or the Agent on account of the Senior Debt or the Senior Liens. If, at any time after payment in full of the Senior Debt any payments of the Senior Debt must be disgorged by the Senior Lenders for any reason (including, without limitation, the bankruptcy of any Obligor), this Agreement and the relative rights and priorities set forth herein shall be reinstated as to all such disgorged payments as though such payments had not been made and Subordinated Lender shall immediately pay over to the Senior Lenders all payments received with respect to the Subordinated Debt to the extent that such payments would have been prohibited hereunder. At any time and from time to time, without notice to Subordinated Lender, the Senior Lenders may take such actions with respect to the Senior Debt as the Senior Lenders in their sole discretion, may deem appropriate, including, without limitation, terminating advances to the Obligors, increasing the principal amount (which may include any DIP Financing), extending the time of payment, increasing applicable interest rates, renewing, compromising or otherwise amending the terms of any documents affecting the Senior Debt and any Collateral, and enforcing or failing to enforce any rights against the Obligors or any other person. No such action or inaction shall impair or otherwise affect the Senior Lenders’ or the Agent’s rights hereunder.

14. This Agreement shall bind any successors or assignees of a Subordinated Lender and any Obligor and shall benefit any successors or assigns of the Senior Lenders and/or the Agent. This Agreement is solely for the benefit of Subordinated Lender, the Senior Lenders and the Agent and not for the benefit of the Obligors or any other party. Subordinated Lender has not assigned or transferred any of the Subordinated Debt, any interest therein or any collateral or security pertaining thereto and will not assign or transfer the same to any person unless such transferee has entered into a subordination agreement in respect of the Subordinated Debt in form and substance reasonably satisfactory to the Required Holder and the Agent. Any distribution or other transfer of any Subordinated Debt or any Subordinated Loan Document (or any interest therein) by the Subordinated Lender to any of its members or other equity holders shall constitute an assignment or transfer for purposes of this Section 14.

15. Subordinated Lender hereby waives the right to assert any claim or cause of action to avoid any transfer to the Senior Lenders contemplated by and made pursuant to the Senior Loan Documents that may exist by virtue of any federal or state statute providing for such avoidance.

16. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

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17. This Agreement was negotiated in the State of New York, which State the parties agree has a substantial relationship to the parties and to the underlying transaction embodied hereby, and in all respects, including matters of construction, validity and performance, this Agreement and the obligations arising hereunder shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and performed in such State and any applicable law of the United States of America.

18. This Agreement represents the entire agreement with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and commitments. Subordinated Lender is not relying on any representations by the Senior Lenders or the Obligors in entering into this Agreement, and Subordinated Lender has kept and will continue to keep itself fully apprised of the financial and other condition of the Obligors. This Agreement may be amended only by written instrument signed by Subordinated Lender, the Required Holder and the Agent. The Subordinated Lender is familiar with the Senior Loan Documents.

19. With respect to the Business Combination (as defined in the Securities Purchase Agreement), the parties agree as follows:

(a) The parties acknowledge that, pursuant to the Securities Purchase Agreement and the Notes, upon the closing of the Business Combination (the “Business Combination Closing”), (i) the Notes will be exchanged for Senior Secured Convertible Notes of SVAQ (the “Convertible Notes”), the Warrants will be exchanged for the PubCo Warrants (as defined in the Securities Purchase Agreement), (ii) the Company will deliver the Subsidiary Guaranty (as defined in the Securities Purchase Agreement) guaranteeing all of the obligations of SVAQ under the Convertible Notes and the other Transaction Documents, (iii) SVAQ will join the Security Agreement and the other Security Documents (as defined in the Securities Purchase Agreement) as a grantor, and (iv) the Senior Lenders will hold a first priority perfected security interest in all of the existing and future assets of both SVAQ and the Company (and their respective Subsidiaries).

(b) Effective upon the Business Combination Closing, (i) SVAQ shall automatically, and without the requirement of any further action, consent or approval, become an Obligor for all purposes of this Agreement, and all references in this Agreement to the “Obligors” or any “Obligor” shall be deemed to include SVAQ, (ii) SVAQ shall be bound by all of the terms, covenants, conditions and agreements set forth in this Agreement applicable to an Obligor, and (iii) SVAQ shall be jointly and severally liable with the Company for all of the obligations and liabilities of the Obligors under this Agreement.

(c) This Agreement shall survive the Business Combination Closing and shall continue in full force and effect thereafter. The consummation of the Business Combination, the exchange of the Notes for the Convertible Notes, the delivery of the Subsidiary Guaranty, the joinder of SVAQ to the Security Agreement, or any other transaction or event occurring in connection with the Business Combination shall not terminate, impair or otherwise affect this Agreement or any of the rights, remedies, powers or privileges of the Senior Lenders or the Agent hereunder.

(d) Effective upon the Business Combination Closing, (i) the Convertible Notes, (ii) the Subsidiary Guaranty, and (iii) each other Transaction Document entered into in connection with the Business Combination by SVAQ, the Company or any of their respective Subsidiaries in favor or for the benefit of the Senior Lenders and/or the Agent, shall each automatically constitute a “Senior Loan Document” for all purposes of this Agreement, and all references in this Agreement to the “Senior Loan Documents” shall be deemed to include each such document.

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(e) From and after the Business Combination Closing, (i) all Subordinated Debt shall be subordinated in right of payment to all obligations of the Obligors (including SVAQ) under the Senior Loan Documents (including, without limitation, the Convertible Notes and the Subsidiary Guaranty), (ii) all Junior Liens shall remain subordinate and junior in all respects to the Senior Liens (including, without limitation, any Liens granted under the Security Agreement as extended to SVAQ and its Subsidiaries), and (iii) the subordination of the Subordinated Debt and the Junior Liens set forth in this Agreement shall extend to all Senior Debt and Senior Liens arising under or in connection with the Convertible Notes, the Subsidiary Guaranty and all other Senior Loan Documents, in each case to the same extent and with the same force and effect as though the Convertible Notes, the Subsidiary Guaranty and such other Senior Loan Documents had been in effect on the date hereof.

(f) This Agreement shall be interpreted and construed, from and after the Business Combination Closing, as though all references herein to the “Notes” include the Convertible Notes, all references to the “Warrants” include the PubCo Warrants, all references to the “Senior Loan Documents” include the Convertible Notes, the Subsidiary Guaranty and each other Transaction Document entered into in connection with the Business Combination, all references to the “Obligors” include SVAQ, and all references to the “Senior Debt,” the “Senior Liens” and the “Collateral” include the obligations, Liens and assets arising under or in connection with such documents and entities, in each case mutatis mutandis.

(g) The Subordinated Lender consents to the transactions described in this Section 19, including, without limitation, the exchange of the Notes for the Convertible Notes, the joinder of SVAQ as an Obligor, the delivery of the Subsidiary Guaranty and the extension of the Security Agreement and the Senior Liens to SVAQ and its Subsidiaries, and agrees that no such transaction shall constitute a defense to, or release of, any of the obligations of the Subordinated Lender under this Agreement.

20. The parties acknowledge that the Subordinated Loan Documents have substantially similar terms to the Notes (as contemplated by Section 4(t) of the Securities Purchase Agreement) and that, upon the Business Combination Closing, the Subordinated Loan Documents will undergo a restructuring parallel to the restructuring of the Senior Loan Documents described in Section 19 hereof. Without limiting the generality of the foregoing, the parties acknowledge that upon the Business Combination Closing, (i) the subordinated notes issued by the Company to the Subordinated Lender pursuant to the Subordinated Loan Documents (the “Subordinated Notes”) will be exchanged for subordinated convertible promissory notes of SVAQ (the “Subordinated SVAQ Notes”), which Subordinated SVAQ Notes shall be unsecured and shall remain subordinated to the Convertible Notes, the Subsidiary Guaranty and all other Senior Loan Documents, (ii) SVAQ will become an obligor under the Subordinated SVAQ Notes and (iii) the Company will deliver a subsidiary guaranty (the “Subordinated Subsidiary Guaranty”) guaranteeing all of the obligations of SVAQ under the Subordinated SVAQ Notes and the other Restructured Subordinated Loan Documents.

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(a) Effective upon the Business Combination Closing, (i) the Subordinated SVAQ Notes, the Subordinated Subsidiary Guaranty, and each other document, agreement or instrument entered into in connection with the restructuring of the Subordinated Loan Documents at the Business Combination Closing (collectively, the “Restructured Subordinated Loan Documents”) shall each automatically constitute a “Subordinated Loan Document” for all purposes of this Agreement, and all references in this Agreement to the “Subordinated Loan Documents” shall be deemed to include each such Restructured Subordinated Loan Document, and (ii) all indebtedness and obligations of the Obligors (including SVAQ) arising under or in connection with the Restructured Subordinated Loan Documents, including, without limitation, all interest, premium payments, make-whole payments and other obligations and liabilities arising thereunder whatsoever, whether presently existing or arising in the future, shall automatically constitute “Subordinated Debt” for all purposes of this Agreement.

(b) From and after the Business Combination Closing, all Subordinated Debt (including, without limitation, all indebtedness and obligations arising under the Restructured Subordinated Loan Documents) shall continue to be subordinated in right of payment to all Senior Debt (including, without limitation, all obligations under the Convertible Notes, the Subsidiary Guaranty and all other Senior Loan Documents), and all Junior Liens (if any) shall continue to be subordinate and junior in all respects to all Senior Liens, in each case to the same extent and with the same force and effect as set forth in this Agreement as though the Restructured Subordinated Loan Documents had been in effect on the date hereof. For the avoidance of doubt, no Restructured Subordinated Loan Document shall be secured by any Lien on any property or assets of the Obligors (including SVAQ) unless such Lien is expressly subordinate to the Senior Liens pursuant to the terms of this Agreement.

(c) None of the terms and conditions of the Restructured Subordinated Loan Documents (including the Subordinated SVAQ Notes and the Subordinated Subsidiary Guaranty) shall be more favorable to the Subordinated Lender than the terms and conditions of the Subordinated Loan Documents as in effect immediately prior to the Business Combination Closing, and no Restructured Subordinated Loan Document shall be amended, modified, supplemented or otherwise changed after the Business Combination Closing in any manner adverse to the Senior Lenders without the prior written consent of the Required Holder.

(d) The aggregate outstanding principal balance of the Subordinated Debt (including, from and after the Business Combination Closing, all indebtedness under the Restructured Subordinated Loan Documents) shall at no time exceed $5,000,000 (exclusive of any interest paid in kind at the stated non-default rate and capitalized in accordance with the terms of the Subordinated Loan Documents), and any conversion, exchange, restructuring or other modification of the Subordinated Loan Documents at or in connection with the Business Combination Closing shall not increase the aggregate principal amount of the Subordinated Debt beyond such limit.

(e) This Agreement shall be interpreted and construed, from and after the Business Combination Closing, as though all references herein to the “Subordinated Loan Documents” include the Restructured Subordinated Loan Documents, all references to the “Subordinated Debt” include all indebtedness and obligations arising under the Restructured Subordinated Loan Documents, and all restrictions, covenants and obligations of the Subordinated Lender under this Agreement (including, without limitation, the standstill, payment blockage, lien subordination and enforcement standstill provisions) shall apply with equal force and effect to the Restructured Subordinated Loan Documents and the Subordinated Debt arising thereunder, in each case mutatis mutandis.

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21. Subordinated Warrants; Participation Rights.

(a) The Subordinated Warrants constitute Subordinated Loan Documents, and all obligations of any Obligor to pay cash under or in respect of the Subordinated Warrants (including in connection with any fundamental transaction, buy-in, failure to deliver shares, repurchase or redemption, or as liquidated damages) constitute Subordinated Debt. At the Business Combination Closing, the Subordinated Warrants will be exchanged for warrants of SVAQ on terms parallel to, and no more favorable to the holder than, the exchange of the Warrants for the PubCo Warrants, and such warrants of SVAQ shall constitute Subordinated Warrants and Restructured Subordinated Loan Documents for all purposes of this Agreement.

(b) To the extent the Subordinated Lender has or is granted any participation right, preemptive right, right of first refusal or offer, or similar right (however described, and whether arising under the Subordinated Loan Documents or otherwise) with respect to any financing provided by, or any securities issued to, any Senior Lender, any of its Affiliates or any fund or account managed by the Required Holder, including any refinancing, extension, exchange, increase or additional tranche of the Senior Debt (each, a “Senior Financing”), such right shall be limited to the right to participate in no more than the Subordinated Lender’s Pro Rata Share of the aggregate amount of such Senior Financing, notwithstanding any greater percentage or amount set forth in the Subordinated Loan Documents. As used herein, “Pro Rata Share” means a fraction, (i) the numerator of which is the aggregate purchase price paid by the Subordinated Lender for the Subordinated Notes and (ii) the denominator of which is the sum of such aggregate purchase price and the aggregate purchase price paid by the Buyers for the Notes under the Securities Purchase Agreement. This Section 21(b) shall survive the payment in full of the Senior Debt and any termination of this Agreement.

22. No Fiduciary Duty. Senior Lenders and Agent are not fiduciaries to the Subordinated Lender. Subordinated Lender waives any duty (including fiduciary) that Senior Lenders or the Agent may owe to the Subordinated Lender, whether arising at law, in equity, or otherwise.

23. Release. Subordinated Lender releases the Senior Lenders and the Agent (and their respective officers, directors, employees, agents, successors and assigns) from any and all claims, losses, liabilities, damages, costs and expenses (including reasonable attorneys’ fees) arising out of or relating to the senior/subordinated lender relationship under this Agreement or the Senior Loan Documents.

24. No Claims Against Cash Collateral. Even after the Collateral Release Covenant Condition has been satisfied, the Subordinated Lender shall have no Liens on, and shall not assert any claims or interests against, any cash collateral held by or for the benefit of the Senior Lenders or the Agent securing the Senior Debt.

25. No Group Status Under Section 13(d). None of the Senior Lenders, the Agent, the Subordinated Lender, or their respective Affiliates shall be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any rules promulgated thereunder, solely by reason of this Agreement, the Senior Loan Documents, the Subordinated Loan Documents, or the transactions contemplated hereby or thereby, and neither the Senior Lenders nor the Subordinated Lender shall take any action that would cause such parties to be deemed a “group” under such provisions.

[signature pages follow]

10

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

SENIOR LENDERS:

[●]

By:
Name:	[●]
Title:	Authorized Signatory

AGENT:

[●], as collateral agent

By:
Name:	[●]
Title:	Authorized Signatory

OBLIGORS:

EIGENQ, INC.

By:
Name:
Title:

From and after the Business Combination Closing:

Silicon Valley Acquisition Corp.

By:
Name:
Title:

SUBORDINATED LENDER:

[●] (THE “SPV”)

By: [●], ADMINISTRATOR

By:
	Name:	[●]
	Title:	General Manager of the Administrator

By: THE ORGANIZER OF SPV,

[●]

By:
	Name:	[●]
	Title:	Managing Member